Filed by Seaport Global Acquisition II Corp.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: American Battery Materials, Inc.

Commission File Number: 001-41594

Date: June 2, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 31, 2023

SEAPORT GLOBAL ACQUISITION II CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-41075	86-1326052
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

360 Madison Avenue, 23rd Floor
New York, NY	10017
(Address of principal executive offices)	(Zip Code)

(212) 616-7700
(Registrant’s telephone number, including area code)

Not Applicable
(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	SGIIU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	SGII	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	SGIIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On June 1, 2023, Seaport Global Acquisition II Corp., a Delaware corporation (“SGII”), entered into an Agreement and Plan of Merger (“Merger Agreement”) by and among SGII, Lithium Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of SGII (“Merger Sub”), and American Battery Materials, Inc. (OTC Pink: BLTH), a Delaware corporation (“ABM”).

ABM is an exploration stage company focused on environmentally friendly direct lithium extraction and other minerals critical to the global energy transition.

Pursuant to the Merger Agreement, Merger Sub will merge with and into ABM, with ABM surviving the merger (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”). As a result of the Transactions, ABM will become a wholly-owned subsidiary of SGII, with the stockholders of ABM becoming stockholders of SGII.

Under the Merger Agreement, the stockholders of ABM will receive a number of shares of SGII common stock based on an exchange ratio (the “Exchange Ratio”), the numerator of which is equal to the number of shares of SGII common stock equal to the quotient of (i) (A) $160,000,000, plus (B) Closing Date Cash, minus (C) the Closing Date Indebtedness, plus (D) the aggregate exercise price of all Company Warrants (excluding any Company Warrants that will terminate by their terms upon the Effective Time), divided by (ii) $10.00, and the denominator of which is equal to the number of outstanding shares of ABM, including shares issuable upon conversion of Company Convertible Notes (all capitalized terms in the Exchange Ratio as defined in the Merger Agreement). The holders of Specified Convertible Notes will receive a number of shares of SGII common stock determined by dividing all principal and accrued interest under such notes by the applicable conversion prices set forth in such notes. The holders of ABM options and warrants will receive SGII options and warrants equal to the number of shares of ABM Common Stock subject to the ABM options and warrants multiplied by the Exchange Ratio, at an exercise price per share equal to the exercise price of the ABM options and warrants divided by the Exchange Ratio.

In connection with the Transactions, Seaport Global SPAC II, LLC (the “Sponsor”), SGII’s sponsor from its initial public offering, agreed to enter into a lock-up agreement (the “Sponsor Lock-Up Agreement”), pursuant to which the SGII common stock held by the Sponsor will be subject to transfer restrictions until the earlier of (i) one year from the closing of the Merger, (ii) the date on which the last sales price of SGII common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 trading days after the closing of the Merger and (iii) the date on which SGII completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of SGII’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Certain stockholders of ABM receiving shares of SGII common stock in connection with the Merger have agreed to enter into lock-up agreements (the “Stockholder Lock-Up Agreement”), pursuant to which such stockholders will be subject to the same lockup period to which the Sponsor will be subject for all shares of SGII common stock held by such persons.

The Transactions are expected to be consummated in 2023, after the required approval by the stockholders of SGII and the fulfillment of certain other conditions.

The following summaries of the Merger Agreement and the other agreements to be entered into by the parties are qualified in their entirety by reference to the text of the Merger Agreement and agreements entered into in connection therewith. The Merger Agreement is attached as Exhibit 2.1 hereto and incorporated herein by reference. Capitalized terms not defined herein have the meaning given in the Merger Agreement.

Representations and Warranties

The Merger Agreement contains representations and warranties of ABM relating to, among other things, due organization and qualification; subsidiaries; the authorization, performance and enforceability against ABM of the Merger Agreement; absence of conflicts; the consent, approval or authorization of governmental authorities; pre-transaction capitalization; SEC reports, financial statements, Sarbanes-Oxley Act and absence of undisclosed liabilities; litigation and proceedings; compliance with laws; intellectual property matters; contracts and absence of defaults; benefit plans; labor matters; tax matters; brokers’ fees; insurance; assets and real property, including mining claims; environmental matters; absence of certain changes or events; transactions with affiliates; internal controls; permits; customers and suppliers; and statements made in the Registration Statement on Form S-4 required to be prepared in connection with the Transactions (the “Registration Statement”).

The Merger Agreement contains representations and warranties of each of SGII and Merger Sub relating to, among other things, due organization and qualification; the authorization, performance and enforceability against SGII and Merger Sub of the Merger Agreement; absence of conflicts; litigation and proceedings; the consent, approval or authorization of governmental authorities; financial ability and trust account; brokers’ fees; SEC reports, financial statements, Sarbanes-Oxley Act and absence of undisclosed liabilities; business activities and the absence of certain changes or events; statements made in the Registration Statement; no outside reliance; tax matters; capitalization; and Nasdaq listing.

Covenants

The Merger Agreement includes customary covenants of the parties with respect to business operations prior to consummation of the Transactions and efforts to satisfy conditions to the consummation of the Transactions.

The Merger Agreement also contains additional covenants of the parties, including, among others, covenants providing for SGII and ABM to cooperate in the preparation of the Registration Statement.

Conditions to Closing

Mutual Conditions

Consummation of the Transactions is conditioned on approval thereof by SGII’s stockholders. In addition, each party’s obligation to consummate the Merger is conditioned upon, among other things:

•	all necessary permits, approvals, clearances, and consents of or filings with regulatory authorities having been procured or made, as applicable;

•	no order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority, or statute, rule or regulation being in force that enjoins or prohibits the consummation of the Transactions;

•	SGII having at least $5,000,001 of net tangible assets remaining prior to the Merger after taking into account any redemptions by holders of SGII common stock that properly demand that SGII redeem their common stock for their pro rata share of the trust account prior to the closing of the Transactions;

•	the Registration Statement on Form S-4 having become effective in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), no stop order having been issued by the SEC that remains in effect with respect to the Form S-4, and no proceeding seeking such a stop order having been threatened or initiated by the SEC that remains pending;

•	the delivery by each party to the other party of a certificate with respect to (i) the truth and accuracy of such party’s representations and warranties as of execution of the Merger Agreement and as of the closing of the Transactions and (ii) the performance by such party of covenants contained in the Merger Agreement required to by complied with by such party in all material respects as of or prior to the closing;

•	approval of the Transactions by the SGII’s stockholders; and

•	approval of the Transactions by ABM’s stockholders.

ABM’s Conditions to Closing

The obligations of ABM to consummate the Merger are also conditioned upon, among other things:

•	the accuracy of the representations and warranties of SGII and Merger Sub (subject to certain bring-down standards);

•	performance of the covenants of SGII and Merger Sub to be performed by such parties in all material respects as of or prior to the closing;

•	SGII filing an amended and restated certificate of incorporation with the Secretary of State of the State of Delaware and adopting amended and restated bylaws, each in substantially the form as attached to the Merger Agreement;

•	the Sponsor having executed and delivered an earnout agreement with SGII and ABM in form and substance mutually satisfactory to the parties (the “Sponsor Earnout Agreement”) prior to the Registration Statement becoming effective;

•	SGII executing the Stockholders’ Agreement (as defined below);

•	SGII executing the Sponsor Lock-Up Agreement;

•	the SGII common stock to be issued pursuant to the Merger Agreement and underlying the exchanged options and warrants having been approved for listing on a national securities exchange; and

•	the Available Closing Date Cash being equal to or in excess of $20,000,000.00.

SGII’s and Merger Sub’s Conditions to Closing

The obligations of SGII and Merger Sub to consummate the Merger are also conditioned upon, among other things:

•	the accuracy of the representations and warranties of ABM (subject to certain bring-down standards);
•	performance of the covenants of ABM to be performed by ABM in all material respects as of or prior to the closing;
•	all directors of ABM that will not continue as directors of ABM having executed and delivered to SGII letters of resignation;
•	ABM having implemented certain measures related to compliance with the Sarbanes-Oxley Act;
•	ABM having executed and delivered the Sponsor Earnout Agreement prior to the Registration Statement becoming effective;
•	certain executives of ABM each executing and delivering an employment agreement with SGII and/or ABM in form and substance mutually satisfactory to such parties;
•	certain employees of ABM each executing and delivering an earnout agreement with SGII in form and substance mutually satisfactory to such parties;
•	certain stockholders of ABM each executing and delivering a restrictive covenant agreement with SGII and ABM in form and substance mutually satisfactory to such parties;
•	certain stockholders of ABM each executing and delivering a Stockholder Lock-Up Agreement; and
•	certain stockholders of ABM executing and delivering the Stockholders’ Agreement (as defined below)

Waiver

If permitted under applicable law, SGII or ABM may waive any inaccuracies in the representations and warranties made to such party and contained in the Merger Agreement and waive compliance with any agreements or conditions for the benefit of such party contained in the Merger Agreement. However, pursuant to SGII’s existing amended and restated certificate of incorporation, the condition requiring that SGII have at least $5,000,001 of net tangible assets may not be waived.

Termination

The Merger Agreement may be terminated at any time, but not later than the closing of the Merger, as follows:

•	by mutual written consent of SGII and ABM;

•	by either SGII or ABM if the Transactions are not consummated on or before the later of August 19, 2023 and such later date as SGII’s stockholders may approve, provided that the terminating party shall not have been the primary cause of the failure to close by such date;

•	by either SGII or ABM if consummation of the Transactions is permanently enjoined or prohibited by the terms of a final, non-appealable order, decree or ruling of a governmental entity or a statute, rule or regulation, provided that the terminating party shall not have been the primary cause of thereof;

•	by either SGII or ABM if the other party has breached any of its representations, warranties or covenants, such that the closing conditions would not be satisfied at the closing, and has not cured such breach within 45 days of notice from the other party of its intent to terminate, provided that the terminating party is itself not in breach;

•	by SGII if the written consent of ABM’s stockholders approving the Transactions has not been obtained and delivered to SGII within seven (7) days following the execution of the Merger Agreement; and

•	by either SGII or ABM if, at the SGII shareholder meeting, the Merger Agreement shall fail to be approved by the required vote described herein (subject to any adjournment or recess of the meeting).

Registration Rights Agreement

In connection with the execution of the Merger Agreement, the Sponsor and certain of ABM’s stockholders have entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which SGII will agree to file a shelf registration statement with respect to the registrable securities under the Registration Rights Agreement. SGII also agreed to provide customary “piggyback” registration rights. The Registration Rights Agreement also provides that SGII will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities. The Registration Rights Agreement is attached as Exhibit 10.1 hereto and incorporated herein by reference.

Stockholders’ Agreement

At the closing of the Merger, the Sponsor and certain stockholders of ABM will enter into a Stockholders’ Agreement (the “Stockholders’ Agreement”) with SGII, pursuant to which the Sponsor will have the right to designate up to two directors for election to SGII’s board of directors for so long as it maintains ownership of a certain percentage interest in SGII.

Stockholder Support Agreement

In connection with the execution of the Merger Agreement, certain stockholders of ABM who hold a majority of the outstanding stock of ABM have entered into a support agreement pursuant to which they have agreed to vote in favor of the Transactions at a meeting called to approve the Transactions by ABM stockholders (or to act by written consent approving the Transactions).  The Stockholder Support Agreement is attached as Exhibit 10.2 hereto and incorporated herein by reference.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, the Sponsor and ABM have entered into a support agreement pursuant to which it has agreed to vote in favor of the Transactions at a meeting called to approve the Transactions by SGII stockholders (or to act by written consent approving the Transactions).  The Sponsor Support Agreement is attached as Exhibit 10.3 hereto and incorporated herein by reference.

Financing Arrangements

In connection with the execution of the Merger Agreement, SGII and ABM entered into a prepaid forward purchase agreement (“FSPA”) with (i) Meteora Special Opportunity Fund I, LP, (ii) Meteora Capital Partners, LP and (iii) Meteora Select Trading Opportunities Master, LP (collectively, "Meteora"). Pursuant to the forward purchase agreement, Meteora is expected to purchase up to 4,200,000 shares of SGII Class A common stock (“FPA Shares”) subject to a cap of 9.9% of outstanding shares on a post-Transaction basis, at a per share price no more than the price per share paid to redeeming SGII public shareholders in connection with the vote to approve the Transactions (the “redemption price”), or up to approximately US $43 million based on the current redemption price, in advance of the consummation of the Transactions. In certain circumstances, including if Meteora purchases less than 4,200,000 FPA Shares, it will be entitled to receive warrants to purchase shares of SGII common stock in an amount equal to the difference of 4,200,000 and the number of FPA Shares purchased in the market by Meteora and subject to the FSPA. The form of warrant shall be agreed upon by the parties within forty-five (45) days of the execution of the FSPA. Such warrants will be exercisable at US $10.00 per share, subject to reduction upon any Dilutive Offering Reset (as defined in the FSPA). In connection with its purchase of the FPA Shares, Meteora will waive its redemption rights in connection with the shareholder vote to approve the Transactions. Entities and funds managed by Meteora own equity interests in the Sponsor. Such waiver may reduce the number of shares of SGII Class A common stock redeemed in connection with the Transactions, which reduction could alter the perception of the potential strength of the Transactions.

Following the closing of the Transactions, an amount equal to the number of FPA Shares multiplied by the redemption price, less 1.00%, will be prepaid to Meteora. The remaining 1.00% (the “Prepayment Shortfall”) will be released to SGII at the closing of the Transactions. The FPA Shares held by Meteora and subject to the FSPA may be sold into the market by Meteora at any time following the closing of the Transactions. Meteora is entitled to sell into the market FPA Shares without any payment to SGII until the proceeds from such sales equals the Prepayment Shortfall. SGII may receive up to US $41,580,000 from the termination of all or a portion of the FSPA transaction at $10.00 per terminated FPA Share, subject to reduction upon any Dilutive Offering Reset. To the extent Meteora elects not to terminate the FSPA transaction prior to the maturity date, SGII will be entitled to receive from Meteora the number of FPA Shares not so terminated, and Meteora will be entitled to “maturity” consideration, paid in Shares or cash, subject to the terms of the FSPA. The maturity date is the third anniversary of the closing of the Transactions, subject to acceleration at the Seller’s option upon the volume weighted average price per share being at or below $5.00 per share for any 20 trading days during a 30 consecutive trading day-period and upon any delisting of SGII common stock.

The FSPA provides that Meteora is entitled to transfer and/or assign all or a portion of its rights and obligations under the FSPA to one or more third parties of its choosing. Additionally, according to the terms of the FSPA, SGII has agreed to indemnify Meteora against certain losses in connection with the FSPA and to pay certain consideration and fees, including without limitation a quarterly fee, a breakage fee and share consideration equal to 300,000 shares at the redemption price.

Note that this summary is qualified entirely by the specific terms of the forward purchase agreement as appended hereto as Exhibit 10.4.

Item 7.01 Regulation FD Disclosure.

The information set forth below under this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Press Release

Attached as Exhibit 99.1 to this Report is the press release issued by the parties related to the proposed Transactions.

Important Information and Where to Find It

 In connection with the Transactions, SGII intends to file a preliminary and definitive proxy statement with the U.S. Securities and Exchange Commission (“SEC”). SGII’s stockholders and other interested persons are advised to read, when available, the registration statement on Form S-4, which will include a proxy statement/prospectus of SGII (“the S-4”), as well as other documents filed with the SEC in connection with the Proposed Business Combination, as these materials will contain important information about ABM, SGII and the Proposed Business Combination. When available, the S-4 will be mailed to stockholders of SGII as of a record date to be established for voting on, among other things, the Proposed Business Combination. Stockholders will also be able to obtain copies of the S-4 and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC's website at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

SGII and its respective directors and executive officers may be deemed participants in the solicitation of proxies from SGII’s and ABM’s stockholders in connection with the Proposed Business Combination. SGII’s and ABM’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of SGII and ABM in SGII's Annual Report on Form 10-K filed with the SEC on April 4, 2023 and ABM’s Annual Report on Form 10-K filed with the SEC on April 21, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SGII stockholders in connection with the Proposed Business Combination will be set forth in the proxy statement for the Proposed Business Combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination will be included in the Form S-4 that SGII intends to file with the SEC.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This Report includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "predict," "potential," "seem," "seek," "future," "outlook," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this communication, regarding SGII’s Proposed Business Combination with ABM, SGII's ability to consummate the transaction, the benefits of the transaction and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the respective management of SGII and ABM and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SGII or ABM. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the stockholders of SGII or ABM is not obtained; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to ABM; the amount of redemption requests made by SGII's stockholders; the overall level of consumer demand for lithium; general economic conditions and other factors affecting; disruption and volatility in the global currency, capital, and credit markets; ABM's ability to implement its business and growth strategy; changes in governmental regulation, ABM's exposure to litigation claims and other loss contingencies; disruptions and other impacts to ABM’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response, and as a result of the proposed transaction; ABM's ability to comply with environmental regulations; competitive pressures from many sources, including those, having more experience and better financing; changes in technology that adversely affect demand for lithium compounds; the impact that global climate change trends may have on ABM and its potential mining operations; any breaches of, or interruptions in, SGII's or ABM’s information systems; fluctuations in the price, availability and quality of electricity and other raw materials and contracted products as well as foreign currency fluctuations; changes in tax laws and liabilities, tariffs, legal, regulatory, political and economic risks.

More information on potential factors that could affect SGII’s or ABM's financial results is included from time to time in SGII's and ABM’s public reports filed with the SEC, including their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K as well as the S-4 that SGII plans to file with the SEC in connection with SGII’s solicitation of proxies for the meeting of stockholders to be held to approve, among other things, the proposed business combination. If any of these risks materialize or SGII's or ABM's assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither SGII nor ABM presently know, or that SGII and ABM currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect SGII's and ABM's expectations, plans or forecasts of future events and views as of the date of this communication. SGII and ABM anticipate that subsequent events and developments will cause their assessments to change. However, while SGII and ABM may elect to update these forward-looking statements at some point in the future, SGII and ABM specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing SGII's or ABM's assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
2.1	Agreement and Plan of Merger, dated as of June 1, 2023, by and among Seaport Global Acquisition II Corp., Lithium Merger Sub, Inc. and American Battery Materials, Inc. *
10.1	Registration Rights Agreement, dated as of June 1, 2023 by and among Seaport Global Acquisition II Corp., Seaport Global SPAC II, LLC and certain stockholders of American Battery Materials, Inc.
10.2	Stockholder Support Agreement, dated as of June 1, 2023, by and among Seaport Global Acquisition II Corp, American Battery Materials, Inc., and certain stockholders American Battery Materials, Inc.
10.3	Sponsor Support Agreement, dated as of June 1, 2023, by and among Seaport Global Acquisition II Corp., Seaport Global SPAC II, LLC, and American Battery Materials, Inc.
10.4	OTC Equity Prepaid Forward Purchase Transaction, dated as of May 31, 2023, between Seaport Global Acquisition II Corp., American Battery Materials, Inc., Meteora Special Opportunity Fund I, LP, Meteora Capital Partners, LP and Meteora Select Trading Opportunities Master, LP.
99.1	Press release dated June 2, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Seaport Global Acquisition II Corp. agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 2, 2023

SEAPORT GLOBAL ACQUISITION II CORP.

By:	/s/ Stephen Smith
Name:	Stephen Smith
Title:	Chief Executive Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of

June 1, 2023

by and among

SEAPORT GLOBAL ACQUISITION II CORP.,

LITHIUM MERGER SUB, INC.,

and

AMERICAN BATTERY MATERIALS, INC.

TABLE OF CONTENTS

Page

Article I CERTAIN DEFINITIONS	3

1.01	Definitions	3
1.02	Construction	17
1.03	Knowledge	17
1.04	Equitable Adjustments	17

Article II THE MERGER; CLOSING	18

2.01	Merger	18
2.02	Effects of the Merger	18
2.03	Closing; Effective Time	18
2.04	Certificate of Incorporation and Bylaws	18
2.05	Directors and Officers of the Surviving Company	19

Article III EFFECTS OF THE MERGER	19

3.01	Conversion of Shares of Company Stock	19
3.02	Convertible Notes	20
3.03	Delivery of Per Share Merger Consideration	20
3.04	Lost Certificate	21
3.05	Withholding	21
3.06	Treatment of Outstanding Company Warrants	21
3.07	Payment of Expenses	22
3.08	Company Closing Statement	23
3.09	Appraisal Rights	23

Article IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY	24

4.01	Corporate Organization of the Company	24
4.02	Subsidiaries	25
4.03	Due Authorization; Board Approval; Vote Required	25
4.04	No Conflict	26
4.05	Governmental Authorities; Consents	26
4.06	Capitalization	27
4.07	Company SEC Reports; Financial Statements	28
4.08	Undisclosed Liabilities	29
4.09	Accounting Controls	30
4.10	Litigation and Proceedings	30
4.11	Compliance with Laws	31
4.12	Intellectual Property	31
4.13	Contracts; No Defaults	33
4.14	Company Benefit Plans	36

i

4.15	Labor Matters	38
4.16	Taxes	39
4.17	Brokers’ Fees	41
4.18	Insurance	42
4.19	Real Property; Assets	42
4.20	Environmental Matters	44
4.21	Absence of Changes	45
4.22	Affiliate Agreements	45
4.23	Internal Controls	46
4.24	Permits	46
4.25	Mining	46
4.26	Proxy Statement/Prospectus	49
4.27	Company Information Statement	49
4.28	No Additional Representations and Warranties	49

Article V REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB	50

5.01	Corporate Organization	50
5.02	Due Authorization	50
5.03	No Conflict	51
5.04	Litigation and Proceedings	52
5.05	Governmental Authorities; Consents	52
5.06	Financial Ability; Trust Account	52
5.07	Brokers’ Fees	53
5.08	Acquiror SEC Reports; Financial Statements; Sarbanes-Oxley Act; Undisclosed Liabilities	53
5.09	Business Activities; Absence of Changes	54
5.10	Form S-4 and Proxy Statement/Prospectus	56
5.11	No Outside Reliance	56
5.12	Tax Matters	56
5.13	Capitalization	58
5.14	NASDAQ Quotation	59

Article VI COVENANTS OF THE COMPANY	60

6.01	Conduct of Business	60
6.02	Inspection	63
6.03	Regulatory Approvals	63
6.04	Termination of Certain Agreements	63
6.05	No Acquiror Stock Transactions	63
6.06	No Claim Against the Trust Account	64
6.07	Company Stockholder Consent; Company Information Statement.	64
6.08	Proxy Solicitation; Other Actions	65
6.09	Company Public Filings	66
6.10	Specified Compliance Measures	66

Article VII COVENANTS OF ACQUIROR AND MERGER SUB	66

7.01	Regulatory Approvals	66
7.02	Indemnification and Insurance	67
7.03	Conduct of Acquiror During the Interim Period	68
7.04	Trust Account and Other Closing Payments	69
7.05	Director and Officer Appointments	69
7.06	Inspection	70
7.07	Stock Exchange Listing	70
7.08	Acquiror Public Filings	70
7.09	Incentive Equity Plan	70
7.10	Amendments to Acquiror Organizational Documents	71
7.11	Section 16 Matters	71

Article VIII JOINT COVENANTS	71

8.01	Support of Transaction	71
8.02	Preparation of Form S-4 & Proxy Statement/Prospectus; Acquiror Meeting	72
8.03	Company Exclusivity	73
8.04	Acquiror Exclusivity	74
8.05	Tax Matters	75
8.06	Confidentiality; Publicity	76
8.07	Support Agreements; Registration Rights Agreement; Sponsor Earnout Agreement	77
8.08	Post-Closing Cooperation; Further Assurances	77

Article IX CONDITIONS TO OBLIGATIONS	77

9.01	Conditions to Obligations of All Parties	77
9.02	Conditions to Obligations of Acquiror and Merger Sub	78
9.03	Conditions to the Obligations of the Company	79

Article X TERMINATION/EFFECTIVENESS	80

10.01	Termination	80
10.02	Effect of Termination	81

Article XI MISCELLANEOUS	82

11.01	Waiver	82
11.02	Notices	82
11.03	Assignment	83
11.04	Rights of Third Parties	83
11.05	Expenses	83
11.06	Governing Law	83
11.07	Captions; Counterparts	83

11.08	Schedules and Exhibits	84
11.09	Entire Agreement	84
11.10	Amendments	84
11.11	Severability	84
11.12	Jurisdiction; WAIVER OF TRIAL BY JURY	84
11.13	Enforcement	85
11.14	Non-Recourse	85
11.15	Nonsurvival of Representations, Warranties and Covenants	86
11.16	Acknowledgements	86

ANNEXES AND EXHIBITS

Annex A – Supporting Company Stockholders

Annex B – Key Company Executives

Annex C – Earnout Eligible Employees

Annex D – Restricted Company Stockholders

Exhibit A – Form of Registration Rights Agreement

Exhibit B – Form of Stockholders’ Agreement

Exhibit C – Form of Sponsor Support Agreement

Exhibit D – Form of Sponsor Lock-Up Agreement

Exhibit E – Form of Stockholder Support Agreement

Exhibit F – Form of Stockholder Lock-Up Agreement

Exhibit G – Form of Certificate of Merger

Exhibit H-1 – Form of Second Amended and Restated Certificate of Incorporation of Acquiror

Exhibit H-2 – Form of Amended and Restated Bylaws of Acquiror

Exhibit I – Form of Company Stockholder Consent

v

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of June 1, 2023, is entered into by and among Seaport Global Acquisition II Corp., a Delaware corporation (“Acquiror”), Lithium Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and American Battery Materials, Inc., a Delaware corporation (the “Company”). Except as otherwise indicated, capitalized terms used but not defined herein shall have the meanings set forth in Article I of this Agreement.

RECITALS

WHEREAS, Acquiror is a blank check company incorporated to acquire one or more operating businesses through a Business Combination;

WHEREAS, Merger Sub is a newly-formed, wholly-owned, direct Subsidiary of Acquiror and was formed solely for purposes of the Merger;

WHEREAS, the parties hereto desire that, subject to the terms and conditions hereof, Merger Sub will merge with and into the Company pursuant to the Merger, with the Company surviving as the Surviving Company and a wholly-owned Subsidiary of Acquiror;

WHEREAS, in consideration of the Merger, the Company Stockholders shall receive the Per Share Merger Consideration on the terms and subject to the conditions and limitations set forth herein;

WHEREAS, concurrently with the execution of this Agreement, Acquiror, certain Company Stockholders and the other parties thereto are to enter into the Registration Rights Agreement at the Closing in substantially the form attached hereto as Exhibit A (the “Registration Rights Agreement”);

WHEREAS, in connection with the Transactions, Acquiror, certain Company Stockholders and the other parties thereto are to enter into the Stockholders’ Agreement at the Closing in substantially the form attached hereto as Exhibit B (the “Stockholders’ Agreement”);

WHEREAS, the Sponsor is to enter into (i) concurrently with the execution of this Agreement, a support agreement in substantially the form attached hereto as Exhibit C (the “Sponsor Support Agreement”), and (ii) as soon as practicable after the execution of this Agreement, a lock-up agreement in substantially the form attached hereto as Exhibit D (the “Sponsor Lock-Up Agreement”).

WHEREAS, in connection with the Transactions, Acquiror, the Company and the Sponsor are to enter into a sponsor earn-out agreement in form and substance mutually satisfactory to the parties (the “Sponsor Earnout Agreement”).

WHEREAS, certain Company Stockholders set forth on Annex A attached hereto (the “Supporting Company Stockholders”) are to enter into (i) concurrently with the execution of this Agreement, support agreements in substantially the form attached hereto as Exhibit E (the “Stockholder Support Agreements”), and (ii) as soon as practicable after the execution of this Agreement, lock-up agreements in substantially the form attached hereto as Exhibit F (the “Stockholder Lock-Up Agreements”);

WHEREAS, in connection with the Transactions, certain executives of the Company set forth on Annex B attached hereto (the “Key Company Executives”) are to enter into employment agreements effective as of the Closing in form and substance mutually satisfactory to the parties (the “Employment Agreements”);

WHEREAS, in connection with the Transactions, certain employees of the Company set forth on Annex C attached hereto (the “Earnout Eligible Employees”) are to enter into earnout agreements effective as of the Closing in form and substance mutually satisfactory to the parties (the “Company Earnout Agreements”);

WHEREAS, in connection with the Transactions, certain Company Stockholders set forth on Annex D attached hereto (the “Restricted Company Stockholders”) are to enter into restrictive covenant agreements effective as of the Closing in in form and substance mutually satisfactory to the parties (the “Restrictive Covenant Agreements”);

WHEREAS, the respective boards of directors of each of Acquiror, Merger Sub and the Company have each approved and declared advisable the Transactions upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”);

WHEREAS, in furtherance of the Transactions, Acquiror shall provide an opportunity to its stockholders to have their Acquiror Common Stock redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in this Agreement, the Acquiror Organizational Documents, the Trust Agreement and the Proxy Statement/Prospectus in conjunction with, inter alia, obtaining approval from the Acquiror Stockholders for the Business Combination (the “Offer”); and

WHEREAS, each of the parties hereto intends that, for U.S. federal income tax purposes, (i) this Agreement is intended to constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Section 368 of the U.S. Internal Revenue Code, as amended (the “Code”), and Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations and (ii) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code to which each of Acquiror, Merger Sub and the Company are to be parties under Section 368(b) of the Code and the Treasury Regulations promulgated thereunder (clauses (i) and (ii), collectively, the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, Acquiror, Merger Sub and the Company agree as follows:

Article I
CERTAIN DEFINITIONS

1.01          Definitions. As used herein, the following terms shall have the following meanings:

“Acquiror” has the meaning specified in the preamble hereto.

“Acquiror A&R Bylaws” has the meaning specified in Section 7.10.

“Acquiror A&R Certificate of Incorporation” has the meaning specified in Section 7.10.

“Acquiror Board” means the board of directors of Acquiror.

“Acquiror Board Recommendation” has the meaning specified in Section 5.02.

“Acquiror Common Stock” means Acquiror’s common stock, par value $0.0001 per share.

“Acquiror Cure Period” has the meaning specified in Section 10.01(c).

“Acquiror Intervening Event” means any Effect that (a) is unknown (or, if known, the magnitude or probability of consequences of which are not reasonably foreseeable) by the Acquiror Board as of the date of this Agreement and (b) which Effect becomes known to or by the Acquiror Board prior to obtaining the Acquiror Stockholder Approval; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, an “Acquiror Intervening Event”: (i) any Effect relating to the Company that would not reasonably be expected to have a material and adverse effect on the business, assets, liabilities or operations of the Company and its Subsidiaries, taken as a whole; (ii) any Effect related to meeting, failing to meet or exceeding projections of the Company and its Subsidiaries; (iii) any actions taken pursuant to this Agreement; and (iv) any changes in the price of Acquiror Stock.

“Acquiror Meeting” means the annual general meeting or special meeting of the Acquiror Stockholders to be held for the purpose of approving the Proposals.

“Acquiror Organizational Documents” means Acquiror’s amended and restated certificate of incorporation and bylaws as in effect on the date of this Agreement.

“Acquiror Pre-Transaction Class A Common Stock” means Acquiror’s Class A common stock, par value $0.0001 per share, as such class of common stock exists as of the date of this Agreement.

“Acquiror Pre-Transaction Class B Common Stock” means Acquiror’s Class B common stock, par value $0.0001 per share, as such class of common stock exists as of the date of this Agreement.

“Acquiror Representations” means the representations and warranties of Acquiror and Merger Sub expressly and specifically set forth in Article V of this Agreement, as qualified by the Schedules. For the avoidance of doubt, the Acquiror Representations are solely made by Acquiror and Merger Sub.

“Acquiror Stock” means Acquiror Pre-Transaction Class A Common Stock and Acquiror Pre-Transaction Class B Common Stock.

“Acquiror Stockholder” means a holder of Acquiror Stock.

“Acquiror Stockholder Approval” has the meaning specified in Section 5.02(b).

“Acquiror Unit” means the units issued by Acquiror, each consisting of one share of Acquiror Pre-Transaction Class A Common Stock and one-half of one redeemable Acquiror Warrant.

“Acquiror Private Placement Warrant” means a warrant entitling the holder to purchase one (1) share of Acquiror Pre-Transaction Class A Common Stock per warrant at an exercise price of eleven dollars and fifty cents ($11.50), issued to the holder at a price of one dollar ($1) per warrant.

“Acquiror Public Warrant” means a warrant to purchase one (1) share of Acquiror Pre-Transaction Class A Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) that was included in the units sold as part of Acquiror’s initial public offering.

“Acquiror SEC Reports” has the meaning specified in Section 5.08(a).

“Acquiror Warrant” means an Acquiror Private Placement Warrant or Acquiror Public Warrant.

“Acquisition Proposal” shall mean any inquiry, proposal or offer from any person or group (other than Acquiror) relating to an Acquisition Transaction.

“Acquisition Transaction” means (a) any purchase of the Company’s equity securities or the issuance and sale of any securities of, or membership interests in, the Company or any of its Subsidiaries (other than any purchases of equity securities by the Company from employees of the Company or its Subsidiaries) or any sale of assets involving the Company or any of its Subsidiaries, in each case, comprising more than fifteen percent (15%) of (i) the equity securities or assets of the Company or (ii) the equity securities or assets of the Company and/or its Subsidiaries that account for more than fifteen percent (15%) of the annual revenues of the Company and its Subsidiaries on a consolidated basis or (b) any merger involving the Company or any of its Subsidiaries.

“Action” means any claim, action, suit, assessment, arbitration, proceeding or investigation, in each case, that is by or before any Governmental Authority or arbitrator.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by or is under common control with such specified Person, through one or more intermediaries or otherwise.

“Affiliate Agreement” has the meaning specified in Section 4.22.

“Agreement” has the meaning specified in the preamble hereto.

“Allocation Schedule” has the meaning specified in Schedule 4.06(f).

“Amendment Proposal” has the meaning specified in Section 8.02(c).

“Anti-Corruption Laws” means any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any representative of a foreign Governmental Authority or commercial entity to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act of 2010 and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Approved Stock Exchange” means the NASDAQ, the NYSE or any other national securities exchange that may be agreed upon by the parties hereto.

“Available Closing Date Cash” means, at the Closing, an aggregate amount equal to the result of (without duplication) (a) all cash and cash equivalents of Acquiror and its Subsidiaries, including the cash available to be released from the Trust Account (if any), minus (b) the aggregate amount of all redemptions of Acquiror Stock by any Redeeming Stockholders and (c) any Outstanding Company Expenses and Outstanding Acquiror Expenses as contemplated by Section 3.07, the resulting amount of which, for purposes of satisfying the condition set forth in Section 9.03(i), must be no less than $20,000,000.

“Business Combination” has the meaning ascribed to such term in the Acquiror Organizational Documents.

“Business Combination Proposal” has the meaning set forth in Section 8.04(a).

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Certificate” has the meaning specified in Section 3.03(a).

“Certificate of Merger” has the meaning specified in Section 2.01.

“Change in Acquiror Board Recommendation” has the meaning specified in Section 8.04(b).

“Change in Company Board Recommendation” has the meaning specified in Section 8.03(c).

“Claim” means any demand, claim, action, legal, judicial or administrative proceeding (whether at law or in equity) or arbitration.

“Closing” has the meaning specified in Section 2.03.

“Closing Date” has the meaning specified in Section 2.03.

“Closing Date Cash” has the meaning specified in Section 3.08(a).

“Closing Date Company Certificate” has the meaning specified in Section 3.08(a).

“Closing Date Indebtedness” has the meaning specified in Section 3.08(a).

“Code” has the meaning specified in the Recitals hereto.

“Commercial Contract” has the meaning specified in Section 4.16(l).

“Company” has the meaning specified in the preamble hereto.

“Company Benefit Plan” has the meaning specified in Section 4.14(a).

“Company Board” means the Board of Directors of the Company.

“Company Board Recommendation” has the meaning specified in Section 4.03(b).

“Company Cash” means the aggregate amount of all cash and cash equivalents of the Company and its Subsidiaries, less an amount of cash necessary to cover all outstanding checks and wire transfers determined on a consolidated basis in accordance with GAAP.

“Company Common Stock” means the common stock of the Company, par value $0.001 per share.

“Company Convertible Note Conversion Shares” means the total number of shares of Company Common Stock that would be issuable to the Company Convertible Noteholders if all principal and accrued and unpaid interest on the Company Convertible Notes as of the Effective Time were converted into shares of Company Common Stock immediately prior to the Effective Time, in each case, at the applicable conversion price per share (as adjusted for stock splits, stock dividends and the like) set forth in each such Company Convertible Note.

“Company Convertible Noteholders” means the holders of the Company Convertible Notes.

“Company Convertible Notes” means all notes issued and outstanding by the Company or any of its Subsidiaries that are convertible by their terms into shares of the Company’s capital stock, including, without limitation, the Pre-Closing PIPE Convertible Notes, but excluding the Specified Convertible Notes, if any.

“Company Cure Period” has the meaning specified in Section 10.01(b).

“Company Information Statement” has the meaning specified in Section 6.07(b).

“Company Outstanding Shares” means the total number of shares of Company Common Stock outstanding as of immediately prior to the Effective Time, expressed on a fully-diluted and as-converted to Company Common Stock basis, and including, without limitation or duplication, (x) the number of shares of Company Common Stock issuable upon conversion of the Company Preferred Stock outstanding as of immediately prior to the Effective Time (with each share of Company Preferred Stock being deemed to convert as of immediately prior to the Effective Time into shares of Company Common Stock at a rate of 200 shares of Company Common Stock per share of the Series A Super Voting Preferred Convertible Stock of the Company (subject to any adjustments in capitalization or issuances of additional shares of Company Stock between the date of this Agreement and the Effective Time)), and (y) the number of shares of Company Common Stock subject to unexpired, issued and outstanding Company Warrants (whether or not vested as of the Effective Time). For the avoidance of doubt, Company Outstanding Shares does not include the Company Convertible Note Conversion Shares.

“Company Preferred Stock” means, collectively, (i) the preferred stock of the Company, par value $0.001 per share and (ii) the Series A Super Voting Preferred Convertible Stock of the Company, par value $0.001 per share.

“Company Representations” means the representations and warranties of the Company expressly and specifically set forth in Article IV of this Agreement, as qualified by the Schedules. For the avoidance of doubt, the Company Representations are solely made by the Company.

“Company SEC Reports” has the meaning specified in Section 4.07(a).

“Company Specified Representations” has the meaning specified in Section 9.02(a)(i).

“Company Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.

“Company Stockholder” means a holder of shares of Company Stock.

“Company Stockholder Approval” has the meaning specified in Section 4.03(a).

“Company Stockholder Consent” has the meaning specified in Section 6.07(a).

“Company Warrant” means a warrant to purchase shares of Company Common Stock.

“Confidentiality Agreement” has the meaning specified in Section 11.09.

“Contracts” means any legally binding contracts, agreements, subcontracts, leases and purchase orders.

“D&O Tail Insurance Policy” has the meaning specified in Section 7.02(b).

“DGCL” has the meaning specified in the Recitals hereto.

“Director Election Proposal” has the meaning specified in Section 8.02(c).

“Dissenting Shares” has the meaning specified in Section 3.09(a).

“Effect” means any change, effect, event, fact, development, occurrence or circumstance.

“Effective Date” means the effective date of the Form S-4.

“Effective Time” has the meaning specified in Section 2.01.

“Earnout Agreements” has the meaning specified in the Recitals hereto.

“Earnout Eligible Employees” has the meaning specified in the Recitals hereto.

“Employment Agreements” has the meaning specified in the Recitals hereto.

“Environmental Laws” means any and all applicable Laws relating to pollution or protection or preservation of the environment (including endangered or threatened species and other natural resources) or occupational health or safety, including those related to the use, storage, emission, generation, handling, transportation, treatment, distribution, labeling, discharge, control, cleanup, disposal, Release or threatened Release of, or exposure to, Hazardous Materials.

“Equity Plan Proposal” has the meaning specified in Section 8.02(c).

“ERISA” has the meaning specified in Section 4.14(a).

“ERISA Affiliate” has the meaning specified in Section 4.14(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means the quotient of (a) the Merger Consideration divided by (b) the sum of the Company Outstanding Shares and the Company Convertible Note Conversion Shares.

“Exchanged Warrant” has the meaning specified in Section 3.06.

“Financial Derivative/Hedging Arrangement” means any transaction (including an agreement with respect thereto) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any combination of the foregoing transactions.

“Financial Statements” has the meaning specified in Section 4.07.

“Form S-4” means the registration statement on Form S-4 of Acquiror with respect to registration of the Acquiror Common Stock and Exchanged Warrants to be issued in connection with the Merger.

“Fraud” means, with respect to the Company or Acquiror, common law fraud under Delaware law.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means material, substance or waste that is listed, regulated or otherwise defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning), under applicable Law, including petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, per- or polyfluoroalkyl substances, flammable or explosive substances or pesticides.

“Indebtedness” means, with respect to any Person, without duplication, any obligations (whether or not contingent) consisting of (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (b) the principal component of all obligations to pay the deferred purchase price for property or services which have been delivered or performed, including “earnout” payments, (c) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security, (d) commitments or obligations by which such Person assures a creditor against loss, including reimbursement obligations with respect to letters of credit (to the extent drawn), bankers’ acceptance or similar facilities, (e) the principal and interest components of capitalized lease obligations under GAAP, (f) obligations under any Financial Derivative/Hedging Arrangement, (g) guarantees, make-whole agreements, hold harmless agreements or other similar arrangements with respect to any amounts of a type described in clauses (a) through (f) above, and (h) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations.

“Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Regulatory Consent Authority relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission or any subpoena, interrogatory or deposition.

“Intellectual Property” means all intellectual property rights created, arising, or protected under applicable Law, including all (a) patents and patent applications, (b) trademarks, service marks and trade names, (c) copyrights, (d) internet domain names and (e) trade secrets.

“Intended Tax Treatment” has the meaning specified in the Recitals hereto.

“Interim Period” has the meaning specified in Section 6.01.

“Issuance Proposal” has the meaning specified in Section 8.02(c).

“Key Company Executives” has the meaning specified in the Recitals hereto.

“Latest Balance Sheet Date” has the meaning specified in Section 4.07.

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries, other than the Mining Property.

“Letter of Transmittal” has the meaning specified in Section 3.03(a).

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, security interest, license or other lien of any kind.

“LTIP” has the meaning specified in Section 7.09.

“Material Adverse Effect” means, with respect to the Company, any change, effect, circumstance or condition that has had or could reasonably be expected to have a material adverse effect on (i) the business, assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (ii) the ability of the Company to consummate the transactions contemplated hereby in accordance with the terms hereof; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” under the foregoing clause (i): (a) any change in applicable Laws or GAAP; (b) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally; (c) the announcement or the execution of this Agreement, the pendency or consummation of the Merger or the performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees (provided that the exceptions in this clause (c) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 4.04 and, to the extent related thereto, the condition in Section 9.02(a)); (d) any change generally affecting any of the industries or markets in which the Company or its Subsidiaries operate or the economy as a whole; (e) the taking of any action required or contemplated by this Agreement or with the prior written consent of Acquiror (provided that the exceptions in this clause (e) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 4.04 and, to the extent related thereto, the condition in Section 9.02(a)); (f) any pandemic, epidemic, disease outbreak or other public health emergency (including the Coronavirus Disease 2019 (“COVID-19”) or any similar or related disease caused by the SARS-CoV-2 virus or any mutation or evolution thereof), any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster or act of God; (g) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, the Company operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States or such other country, or any territories, possessions or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel; or (h) any failure of the Company and its Subsidiaries, taken as a whole, to meet any projections, forecasts or budgets (provided that this clause (h) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect)), except in the case of clauses (a), (b), (d), (f) and (g) to the extent that such change or effect has a disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other industry participants.

“Material Permits” has the meaning specified in Section 4.24.

“Merger” has the meaning specified in Section 2.01.

“Merger Consideration” means the number of shares of Acquiror Common Stock equal to the quotient of (i) (A) the Purchase Price, plus (B) Closing Date Cash, minus (C) the Closing Date Indebtedness, plus (D) the aggregate exercise price of all Company Warrants (excluding any Company Warrants that will terminate by their terms upon the Effective Time), divided by (ii) $10.00.

“Merger Sub” has the meaning specified in the preamble hereto.

“Minerals” means lithium and all byproducts thereof and all other minerals, elements, ores, metals, or compounds located in, on or under the Mining Property.

“Mining Documents” has the meaning specified in Section 4.19(e).

“Mining Property” has the meaning specified in Section 4.25(b).

“Multiemployer Plan” has the meaning specified in Section 4.14(e).

“NASDAQ” means the NASDAQ Stock Market.

“NYSE” means the New York Stock Exchange.

“Offer” has the meaning specified in the Recitals hereto.

“Open Source Software” means (i) any software that is generally available to the public under licenses substantially similar to those approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include the GNU General Public License (GPL), the GNU Library or Lesser General Public License (LGPL), the BSD License, the Mozilla Public License and the Apache License, or (ii) software that is made available under any other license that requires, as a condition of use, modification, conveyance and/or distribution of such software, that other software incorporated into or distributed or conveyed with such software be (a) disclosed or distributed in source code form, either mandatorily or upon request, (b) licensed for the purpose of making derivative works or (c) distributed at no charge.

“Outstanding Acquiror Expenses” has the meaning specified in Section 3.07(b).

“Outstanding Company Expenses” has the meaning specified in Section 3.07(a).

“Owned Real Property” means all land, buildings, structures, improvements, fixtures or other interests in real property owned by the Company or any of its Subsidiaries, other than the Mining Property.

“Owned Software” has the meaning specified in Section 4.12(f).

“Patented Claims” has the meaning specified in Section 4.25(a).

“Per Share Merger Consideration” means the number of shares of Acquiror Common Stock equal to the Exchange Ratio.

“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, registrations and other similar consents issued by or obtained from a Governmental Authority.

“Permitted Liens” means (i) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen or construction contractors and other similar Liens that arise in the ordinary course of business and that relate to amounts not yet delinquent or that are being contested in good faith through appropriate Actions, in each case, only to the extent reflected or reserved against in the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2022, (ii) Liens arising under original purchase price conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business, (iii) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions, in each case, for which appropriate reserves have been established in accordance with GAAP, (iv) Liens, encumbrances and restrictions on real property (including easements, defects or imperfections of title, encroachments, conditions, covenants, rights of way and similar restrictions of record) that (A) are matters of record, (B) would be disclosed by a current, accurate survey or physical inspection of such real property or (C) do not materially interfere with the present uses of such real property, (v) with respect to any Leased Real Property (A) the interests and rights of the respective lessors under the terms of the Real Estate Lease Documents with respect thereto, including any statutory landlord liens and any Lien thereon and (B) any Liens encumbering the land of which the Leased Real Property is a part, (vi) with respect to any Leased Real Property, zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not materially interfere with the current use of, or materially impair the value of, such Leased Real Property, (vii) nonexclusive licenses of Intellectual Property entered into in the ordinary course of business consistent with past practice, and (viii) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Pre-Closing PIPE Convertible Notes” means all notes issued and outstanding by the Company or any of its Subsidiaries that are convertible by their terms into shares of the Company’s capital stock, and which were issued as part of the Company’s capital raise prior to the Closing, and in an amount not to exceed $5,000,000.

“Proposals” has the meaning specified in Section 8.02(c).

“Proxy Statement” means the proxy statement filed by Acquiror on Schedule 14A with respect to the Acquiror Meeting to approve the Proposals.

“Proxy Statement/Prospectus” means the joint consent solicitation statement/proxy statement/prospectus included in the Form S-4, including the Proxy Statement, relating to the transactions contemplated by this Agreement which shall constitute (i) a proxy statement of Acquiror to be used for the Acquiror Meeting to approve the Proposals (which shall also provide the Acquiror Stockholders with the opportunity to redeem their shares of Acquiror Stock in conjunction with a stockholder vote on the Business Combination) and (ii) a prospectus with respect to the Acquiror Common Stock and Exchanged Warrants to be issued in connection with the Merger, in all cases in accordance with and as required by the Acquiror Organizational Documents, applicable Law and the rules and regulations of the Approved Stock Exchange on which the Acquiror Common Stock is intended to be listed.

“Purchase Price” means $160,000,000.

“Real Estate Lease Documents” has the meaning specified in Section 4.19(b).

“Real Property” means the Owned Real Property, the Leased Real Property and the Mining Property.

“Redeeming Stockholder” means an Acquiror Stockholder who validly demands that Acquiror redeem its Acquiror Stock for cash in connection with the transactions contemplated hereby and in accordance with the Acquiror Organizational Documents.

“Registered Intellectual Property” has the meaning specified in Section 4.12(a).

“Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Regulatory Consent Authorities” means the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission, as applicable.

“Release” means, with respect to Hazardous Materials, any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching or migration into or through the indoor or outdoor environment.

“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors and consultants of such Person.

“Requisite Company Approval” means the affirmative vote of the holders of the requisite voting power of the shares of the Company Stock in each case outstanding as of the record date for determining the stockholders of the Company required to approve and adopt the matters set forth in the Company Stockholder Consent, in accordance with the DGCL and the organizational documents of the Company.

“Restricted Company Stockholders” has the meaning specified in the Recitals hereto.

“Restrictive Covenant Agreements” has the meaning specified in the Recitals hereto.

“Schedules” means the disclosure schedules to this Agreement delivered by the Company to Acquiror or by Acquiror to the Company, as applicable, concurrently with execution and delivery of this Agreement.

“SEC” means the United States Securities and Exchange Commission.

“SEC Clearance Date” means the date on which the SEC has declared the Form S-4 effective and has confirmed that it has no further comments on the Proxy Statement/Prospectus.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Software” means any and all computer programs, including any and all software or firmware implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form and all databases associated therewith.

“Specified Convertible Notes” means, collectively, any Tranche 1 Specified Convertible Notes and any Tranche 2 Specified Convertible Notes.

“Specified Convertible Noteholders” means the holders of the Specified Convertible Notes, if any.

“Sponsor” means Seaport Global SPAC II, LLC, a Delaware limited liability company.

“Sponsor Support Agreement” has the meaning specified in the Recitals hereto.

“Sponsor Lock-Up Agreement” has the meaning specified in the Recitals hereto.

“Stockholder Materials” has the meaning specified in Section 6.07(b).

“Stockholder Support Agreements” has the meaning specified in the Recitals hereto.

“Stockholder Lock-Up Agreements” has the meaning specified in the Recitals hereto.

“Stockholders’ Agreement” has the meaning specified in the Recitals hereto.

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal made after the date hereof (and not resulting from any breach of this Agreement) that the Company Board or any committee thereof has determined is reasonably likely to be consummated in accordance with its terms and would, if consummated, result in a transaction, in its good faith judgment after consultation with its outside legal counsel and financial advisor, (a) more favorable from a financial point of view to the Company Stockholders (solely in their capacity as such) than the transactions contemplated by this Agreement, including the Merger, and (b) reasonably capable of being completed on the terms proposed, in each case of clauses (a) and (b), after taking into account all such factors and matters deemed relevant in good faith by the Company Board, including all legal, financial (including any financing terms of any such Acquisition Proposal), regulatory, timing or other aspects of such Acquisition Proposal and this Agreement and the transactions contemplated hereby (including any offer by Acquiror to amend the terms of this Agreement); provided, however, that for purposes of the definition of “Superior Proposal”, the references to “15%” in the definition of Acquisition Transaction shall be deemed to be references to “75%”.

“Supporting Company Stockholders” has the meaning specified in the Recitals hereto.

“Surviving Company” has the meaning specified in Section 2.01.

“Surviving Provisions” has the meaning specified in Section 10.02.

“Tax” means any U.S. federal, national, state, provincial, territorial, local, foreign and other net income tax, alternative or add-on minimum tax, franchise tax, gross income, adjusted gross income or gross receipts tax, employment related tax (including employee withholding or employer payroll tax, FICA or FUTA), ad valorem, transfer, franchise, license, excise, severance, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, estimated, customs duties, escheat, and sales or use tax, or other tax, governmental fee or other like assessment or charge of any kind whatsoever imposed by a Governmental Authority whether disputed or not, together with any interest, penalty, addition to tax or additional amount imposed with respect thereto by a Governmental Authority.

“Tax Return” means any return, report, statement, refund, claim, declaration, information return, statement, estimate or other document filed or required to be filed with respect to Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Terminating Acquiror Breach” has the meaning specified in Section 10.01(c).

“Terminating Company Breach” has the meaning specified in Section 10.01(b).

“Termination Date” has the meaning specified in Section 10.01(b).

“Tranche 1 Specified Convertible Notes” means any notes other than the Pre-Closing PIPE Convertible Notes (i) that are issued by the Company or any of its Subsidiaries after the date hereof, (ii) that result in actual receipt by the Company of cash proceeds equal to or less than $5,000,000 in the aggregate pursuant to all such notes, (iii) the material terms of which (including, without limitation, with respect to conversion rates or any discounts thereto, but excluding the principal amounts of such notes (subject to the immediately preceding clause (ii)) are approved by Acquiror in writing, and (iv) that are convertible by their terms into shares of the Company’s or Acquiror’s capital stock.

“Tranche 2 Specified Convertible Notes” means any notes other than the Pre-Closing PIPE Convertible Notes (i) that are issued by the Company or any of its Subsidiaries after the date hereof and after the issuance of all Tranche 1 Specified Convertible Notes, (ii) that are issued with the express written consent (including with respect to the principal amounts thereof) of Acquiror, (iii) the other material terms of which (including, without limitation, with respect to conversion rates or any discounts thereto) are approved by Acquiror in writing, and (iv) that are convertible by their terms into shares of the Company’s or Acquiror’s capital stock.

“Transaction Proposal” has the meaning specified in Section 8.02(c).

“Transactions” means the transactions contemplated by this Agreement to occur at the Closing, including the Merger.

“Treasury Regulations” means the regulations promulgated under the Code.

“Trust Account” has the meaning specified in Section 5.06(a).

“Trust Agreement” has the meaning specified in Section 5.06(a).

“Trustee” has the meaning specified in Section 5.06(a).

“Unpatented Claims” has the meaning specified in Section 4.25(b).

“Warrant Agreement” means that certain Warrant Agreement, dated as of November 17, 2021, between Acquiror and the Trustee.

“Water Rights” has the meaning specified in Section 4.25(o).

1.02          Construction.

(a)               Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article”, “Section”, “Schedule”, “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.

(b)               Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c)               Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d)               The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party.

(e)               Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(f)                All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(g)               Currency amounts referenced herein are in U.S. Dollars.

(h)               The phrases “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than two (2) days prior to the date hereof to the party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by the Company in connection with this Agreement or (ii) by delivery to such party or its legal counsel via electronic mail or hard copy form.

1.03          Knowledge. As used herein, the phrase “to the knowledge” of any Person shall mean the actual knowledge, after reasonable inquiry of direct reports, of, in the case of the Company, David Graber and Sebastian Lux, and, in the case of Acquiror, Steven C. Smith and Jay Burnham.

1.04          Equitable Adjustments. If, between the date of this Agreement and the Closing, the outstanding shares of Acquiror Stock or Company Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, or the assets owned by the Company shall have materially increased, then any number, value (including dollar value) or amount contained herein that is based upon the number of shares of Acquiror Stock or Company Stock will be appropriately adjusted to provide to the Company Stockholders and the Acquiror Stockholders the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this Section 1.04 shall not be construed to permit Acquiror, Merger Sub or the Company to take any action with respect to their respective securities that is prohibited by, or requires consent pursuant to, the terms and conditions of this Agreement.

Article II
THE MERGER; CLOSING

2.01          Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Acquiror, Merger Sub and the Company shall cause Merger Sub to be merged with and into the Company (the “Merger”), with the Company being the surviving corporation (which is sometimes hereinafter referred to for the periods at and after the Effective Time as the “Surviving Company”) following the Merger and the separate corporate existence of Merger Sub shall cease. The Merger shall be consummated in accordance with this Agreement and the DGCL and evidenced by a Certificate of Merger between Merger Sub and the Company in the form of Exhibit G (with any changes thereto agreed to by the Company and the Acquiror, the “Certificate of Merger”), such Merger to be consummated immediately upon the filing of the Certificate of Merger or at such later time as may be agreed by Acquiror and the Company in writing and specified in the Certificate of Merger (the “Effective Time”).

2.02          Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

2.03          Closing; Effective Time. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place electronically through the exchange of documents via e-mail or facsimile on the date which is three (3) Business Days after the date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” Subject to the satisfaction or waiver of all of the conditions set forth in Article IX of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, on the Closing Date, Acquiror, Merger Sub and the Company shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in the DGCL.

2.04          Certificate of Incorporation and Bylaws. At the Effective Time, (a) the certificate of incorporation of the Surviving Company shall be amended and restated in the form of the certificate of incorporation of Merger Sub as in effect as of immediately prior to the Effective Time, until thereafter amended in accordance with its terms and as provided by the DGCL, and (b) the bylaws of the Surviving Company shall be amended and restated in the form of the bylaws of Merger Sub as in effect as of immediately prior to the Effective Time, until thereafter amended as provided therein or by the DGCL.

2.05          Directors and Officers of the Surviving Company. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company and the directors of the Surviving Company will be those persons listed on Schedule 2.05, in each case, serving until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

Article III
EFFECTS OF THE MERGER

3.01          Conversion of Shares of Company Stock.

(a)               At the Effective Time, by virtue of the Merger and without any action on the part of any Company Stockholder, each share of Company Stock that is issued and outstanding immediately prior to the Effective Time (other than (i) shares of Company Stock, if any, held in the treasury of the Company, which treasury shares shall be canceled as part of the Merger and which shares shall not constitute “Company Stock” hereunder, and (ii) Dissenting Shares), shall thereupon be converted into and become the right to receive (x) in the case of each share of Company Common Stock, the Per Share Merger Consideration, and (y) in the case of each share of Company Preferred Stock, the product of (A) the Per Share Merger Consideration multiplied by (B) the number of shares of Company Common Stock into which such share of Company Preferred Stock is convertible as of immediately prior to the Effective Time (which for the avoidance of doubt shall be 10,000,000 shares of Company Common Stock), subject to any adjustments in capitalization or issuances of additional shares of Company Stock between the date of this Agreement and the Effective Time).

(b)               All of the shares of Company Stock converted into the right to receive the Per Share Merger Consideration pursuant to this Article III shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of Company Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive the Per Share Merger Consideration into which such shares of Company Stock shall have been converted in the Merger.

(c)               At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror or Merger Sub, each share of common stock, par value $0.001 per share, of Merger Sub shall no longer be outstanding and shall thereupon be converted into and become one share of common stock, par value $0.001 per share, of the Surviving Company.

3.02          Convertible Notes.

(a)               Company Convertible Notes.

(i)                 At the Effective Time, by virtue of the Merger and without any action on the part of any Company Convertible Noteholder or any other person, each Company Convertible Note shall become due and payable and represent the right to receive, for each Company Convertible Note Conversion Share represented by such Company Convertible Note, the Per Share Merger Consideration.

(ii)              At the Effective Time, all of the Company Convertible Notes shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each Company Convertible Noteholder shall thereafter cease to have any rights with respect to the Company Convertible Notes, except the right to receive the Per Share Merger Consideration in respect of the Company Convertible Note Conversion Shares represented by the Company Convertible Notes held by such Company Convertible Noteholder.

(b)               Specified Convertible Notes.

(i)                 At the Effective Time, by virtue of the Merger and without any action on the part of any Specified Convertible Noteholder, each Specified Convertible Note shall become due and payable and represent the right to receive a number of shares of Acquiror Common Stock equal to the quotient obtained by dividing (i) all principal and accrued and unpaid interest under such Specified Convertible Note as of the Effective Time, by (ii) the applicable conversion price per share (as adjusted for stock splits, stock dividends and the like) set forth in each such Specified Convertible Note. For the avoidance of doubt, the consideration described in this subsection (i) shall not be deemed to constitute Per Share Merger Consideration.

(ii)              At the Effective Time, all of the Specified Convertible Notes shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each Specified Convertible Noteholder shall thereafter cease to have any rights with respect to the Specified Convertible Notes, except the right to receive the consideration determined in accordance with Section 3.02(b)(i) in respect of the Specified Convertible Notes held by such Specified Convertible Noteholder.

3.03          Delivery of Per Share Merger Consideration.

(a)               Concurrently with the mailing of the Proxy Statement/Prospectus, the Company shall cause to be mailed to each holder of record of Company Stock, each Company Convertible Noteholder and each Specified Convertible Noteholder a letter of transmittal in customary form to be approved by Acquiror (such approval not to be unreasonably withheld, conditioned, or delayed) prior to the Closing (the “Letter of Transmittal”), which shall (i) have customary representations and warranties as to title, authorization, execution and delivery and (ii) specify that delivery shall be effected, and risk of loss and title to the shares of Company Stock shall pass, only upon delivery of the shares of Company Stock, the Company Convertible Notes or Specified Convertible Notes, as applicable, to Acquiror (including all certificates representing shares of Company Stock (each, a “Certificate” and, collectively, the “Certificates”), to the extent such shares of Company Stock are certificated), together with instructions thereto.

(b)               Upon the receipt of a Letter of Transmittal (accompanied with all Certificates representing shares of Company Stock of the holder of such shares of Company Stock, to the extent such shares of Company Stock are certificated, Company Convertible Notes or Specified Convertible Notes, as applicable) duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by Acquiror, the holder of such shares of Company Stock (or Company Convertible Note Conversion Shares or Specified Convertible Notes, as applicable) shall be entitled to receive in exchange therefor (i) with respect to holders of shares of Company Stock or Company Convertible Note Conversion Shares, the Per Share Merger Consideration into which such shares of Company Stock (or Company Convertible Note Conversion Shares, as applicable) have been converted pursuant to Section 3.01(a) or Section 3.02(a), as applicable, and (ii) with respect to Specified Convertible Noteholders, the number of shares of Acquiror Common Stock into which such Specified Convertible Notes have been converted pursuant to Section 3.02(b). Until surrendered as contemplated by this Section 3.03(b), each share of Company Stock (or Company Convertible Note Conversion Shares or Specified Convertible Notes, as applicable) shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the applicable consideration that the holders of shares of Company Stock (or Company Convertible Note Conversion Shares or Specified Convertible Notes, as applicable) were entitled to receive pursuant to this Section 3.03(b).

3.04         Lost Certificate. In the event any Certificate, Company Convertible Note or Specified Convertible Note has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate, Company Convertible Note or Specified Convertible Note to be lost, stolen or destroyed and, if required by Acquiror, the provision by such Person of a customary indemnity against any claim that may be made against Acquiror with respect to such Certificate, Company Convertible Note or Specified Convertible Note, Acquiror shall issue in exchange for such lost, stolen or destroyed Certificate, Company Convertible Note or Specified Convertible Note the applicable consideration deliverable in respect thereof, as determined in accordance with this Article III.

3.05          Withholding. Each of Acquiror, Merger Sub, the Company, the Sponsor, and each of their respective Affiliates shall be entitled to deduct and withhold from any cash amounts otherwise deliverable under this Agreement, and from any other consideration otherwise paid or delivered in connection with the transactions contemplated by this Agreement, such amounts that any such Person is required to deduct and withhold with respect to any of the deliveries and payments contemplated by this Agreement under the Code or any applicable provision of state, local or foreign Tax Law. To the extent that Acquiror, Merger Sub, the Company, the Sponsor or any of their respective Affiliates withholds such amounts with respect to any Person and properly remits such withheld amounts to the applicable Governmental Authority, such withheld amounts shall be treated as having been paid to or on behalf of such Person.

3.06          Treatment of Outstanding Company Warrants. Each Company Warrant that is outstanding immediately prior to the Effective Time (and by its terms will not terminate upon the Effective Time), whether vested or unvested, shall be converted into a warrant, as applicable, to purchase a number of shares of Acquiror Common Stock (each such warrant, an “Exchanged Warrant”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Company Common Stock subject to such Company Warrant immediately prior to the Effective Time multiplied by (y) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Company Warrant immediately prior to the Effective Time divided by (B) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged Warrant shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Company Warrant, as applicable, immediately prior to the Effective Time. At or prior to the Effective Time, the parties and their boards, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Company Warrants pursuant to this Section 3.06. Between the date of this Agreement and the Closing Date, the Company will use commercially reasonable efforts to obtain written confirmation from each holder of Company Warrants that such holder will acknowledge and accept the treatment of the Company Warrants contemplated by this Section 3.06, and the Company Warrants of any such holder that does not so acknowledge and consent will be allowed to expire upon the Effective Time in accordance with the terms of the Company Warrants.

3.07          Payment of Expenses.

(a)               At least two (2) Business Days prior to the Closing Date, the Company shall provide to Acquiror a written report setting forth a list of all fees, expenses and other amounts incurred by or on behalf of the Company and otherwise owed by the Company in connection with or in relation to the preparation, negotiation and execution of this Agreement and any ancillary document to this Agreement and the consummation of the transactions contemplated hereby (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses will be incurred, unpaid, and owing as of the close of business on the Business Day immediately preceding the Closing Date, including, but not limited to, the (i) fees and disbursements of outside counsel to the Company and Company management, and otherwise owed by the Company to outside counsel and Company management, incurred in connection with the Transactions and (ii) fees and expenses of any other agents, advisors, consultants, experts, financial advisors, brokers, finders or investment bankers employed by the Company, and otherwise owed by the Company to such parties, in connection with the Transactions (collectively, the “Outstanding Company Expenses”). On the Closing Date following the Closing, Acquiror shall pay or cause the Surviving Company to pay by wire transfer of immediately available funds the Outstanding Company Expenses.

(b)               At least two (2) Business Days prior to the Closing Date, Acquiror shall provide to the Company a written report setting forth a list of all fees, expenses, disbursements and other amounts incurred by or on behalf of the Acquiror and Merger Sub including, in each case, in connection with (a) the fees and expenses for outside counsel and for any other agents, advisors, consultants, experts, financial advisors, brokers, finders or investment bankers, in each case, in connection with the Transactions, (b) deferred underwriting commissions or Taxes, (c) obligations owed to the Sponsor, (d) the preparation, negotiation and execution of this Agreement and any ancillary document to this Agreement and the consummation of the transactions contemplated hereby (collectively, the “Outstanding Acquiror Expenses”). On the Closing Date, Acquiror shall pay or cause to be paid by wire transfer of immediately available funds the Outstanding Acquiror Expenses.

3.08          Company Closing Statement.

(a)               No more than ten (10), nor less than five (5), Business Days prior to the Closing, the Company shall deliver to Acquiror (i) a certificate (the “Closing Date Company Certificate”), duly executed and certified by an executive officer of the Company, which sets forth the Company’s good faith calculations (including supporting detail thereof) of (A) the Indebtedness of the Company as of 11:59 pm Pacific Time on the day immediately prior to the Closing Date (the “Closing Date Indebtedness”), (B) the Company Cash as of 11:59 pm Pacific Time on the day immediately prior to the Closing Date (the “Closing Date Cash”) and (C) the resulting calculation of the Merger Consideration, each as determined in accordance with the definitions set forth in this Agreement, and (ii) an updated Allocation Schedule reflecting the portion of such Merger Consideration allocable to each Person listed thereon. The Closing Date Company Certificate shall be prepared in accordance with GAAP and using the accounting methods, practices and procedures used to prepare the Financial Statements.

(b)               Acquiror and its Representatives shall have a reasonable opportunity to review and to discuss with the Company and its Representatives the Closing Date Company Certificate, and the Company and its Representatives shall reasonably assist Acquiror and its Representatives in their review of the Closing Date Company Certificate. The Company shall consider in good faith any comments or objections to any amounts set forth on the Closing Date Company Certificate notified to it by Acquiror prior to the Closing and if, prior to the Closing, the Company and Acquiror agree to make any modification to the Closing Date Company Certificate, then the Closing Date Company Certificate as so modified shall be deemed to be the Closing Date Company Certificate for purposes of calculating the Merger Consideration.

3.09          Appraisal Rights.

(a)               Notwithstanding anything to the contrary contained in this Agreement, shares of Company Stock that are issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and is entitled to demand and properly demands an appraisal of such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (any such shares being referred to as “Dissenting Shares”), shall not be converted into or represent the right to receive Per Share Merger Consideration in accordance with Section 3.01, and the holders thereof shall be entitled only to such rights as are granted by Section 262 of the DGCL to a holder of Dissenting Shares, as applicable. At the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist.

(b)               If any Dissenting Shares shall lose their status as such (through failure to perfect, waiver by the holder, withdrawal or otherwise, or if a court of competent jurisdiction determines that the holder is not entitled to the relief provided by Section 262 of the DGCL), then, as of the later of the Effective Time or the date of loss of such status, such shares shall be treated as if they had automatically been converted into, and have become exchangeable for, the right to receive the Per Share Merger Consideration in accordance with Section 3.01, without interest thereon, upon surrender of each Certificate representing such shares.

(c)               The Company shall give Acquiror prompt notice of (i) any written demand for appraisal pursuant to the DGCL received by the Company prior to the Effective Time, and (ii) any withdrawal of any such demand. Acquiror shall have a reasonable opportunity to participate in negotiations and Actions with respect to any such demand for appraisal. The Company shall not, except with the prior written consent of Acquiror, make any payment with respect to any demands for appraisal or settle or offer to settle any such demand.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of the disclosure in such Schedule) or in the Company SEC Reports filed or furnished by the Company prior to the date hereof (excluding (x) any disclosures in such Company SEC Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward-looking in nature and (y) any exhibits or other documents appended thereto), the Company represents and warrants to Acquiror and Merger Sub as follows:

4.01          Corporate Organization of the Company.

(a)               The Company has been duly incorporated and is validly existing as a corporation under the Laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted. The copies of the certificate of incorporation and bylaws of the Company previously made available by the Company to Acquiror are true, correct and complete and are in effect as of the date of this Agreement.

(b)               The Company is licensed or qualified and in good standing as a foreign corporation in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, except where the failure to be so licensed or qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.02          Subsidiaries.

(a)               The Subsidiaries of the Company as of the date hereof are set forth on Schedule 4.02, including, as of such date, a description of the capitalization of each such Subsidiary and the names of the beneficial owners of all securities and other equity interests in each such Subsidiary. Each Subsidiary of the Company has been duly formed or organized and is validly existing under the Laws of its jurisdiction of incorporation or organization and has the organizational power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted. Each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)               Except for the Company’s or any of its Subsidiaries’ ownership interest in such Subsidiaries, neither the Company nor any of its Subsidiaries owns any capital stock or any other equity interests in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.

4.03          Due Authorization; Board Approval; Vote Required.

(a)               The Company has all requisite corporate power and authority to execute, deliver and perform this Agreement and each ancillary agreement to this Agreement to which it is a party and (subject to the approvals described in Section 4.05) to perform its obligations hereunder and thereunder and, subject to the adoption of this Agreement by the affirmative vote of the holders of the Requisite Company Approval (the “Company Stockholder Approval”), to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such ancillary agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the board of directors of the Company, and, with the exception of the Company Stockholder Approval, no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or such ancillary agreements or the Company’s performance hereunder or thereunder. This Agreement has been, and each such ancillary agreement will be, duly and validly executed and delivered by the Company and, assuming due authorization and execution by each other party hereto and thereto, constitutes, or will constitute, as applicable, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)               The Company Board, at a meeting duly called and held on or prior to the date of this Agreement, duly adopted resolutions by which the Company Board: (i) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger; (ii) determined that the Merger and the other transactions contemplated by this Agreement are in the best interests of the Company and the stockholders of the Company; (iii) authorized and approved the execution, delivery and performance of this Agreement and the Merger on the terms and subject to the conditions set forth herein; (iv) resolved to recommend that the Company Stockholders adopt this Agreement (such recommendation, the “Company Board Recommendation”); and (v) directed that this Agreement be submitted to the Company Stockholders for their adoption at a duly held meeting of such stockholders for such purpose. The Company Stockholder Consent, if executed and delivered, would qualify as the Company Stockholder Approval and no additional approval or vote from any holders of any class or series of capital stock of the Company would then be necessary to adopt this Agreement and approve the Transactions.

4.04          No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.05 or on Schedule 4.05, the execution, delivery and performance of this Agreement and each ancillary agreement to this Agreement to which it is a party by the Company and the consummation of the transactions contemplated hereby and thereby do not and will not (a) conflict with or violate any provision of, or result in the breach of, the certificate of incorporation, bylaws or other organizational documents of the Company or any of its Subsidiaries, (b) conflict with or result in any violation of any provision of any Law, Permit or Governmental Order applicable to the Company or any of its Subsidiaries, or any of their respective properties or assets, (c) except as set forth on Schedule 4.04(c), violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, or accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract of the type described in Section 4.13(a), whether or not set forth on Schedule 4.13(a), to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective assets or properties may be bound or affected or (d) result in the creation of any Lien upon any of the properties, equity interests or assets of the Company or any of its Subsidiaries, except (in the case of clauses (b), (c) or (d) above) for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, (i) be material to the Company and its Subsidiaries, taken as a whole, or (ii) materially adversely affect the ability of the Company to perform or comply with on a timely basis any material obligation under this Agreement or to consummate the Transactions.

4.05          Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of Acquiror contained in this Agreement, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or notice, approval, consent waiver or authorization from any Governmental Authority is required on the part of the Company with respect to the Company’s execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, except for (a) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to perform or comply with on a timely basis any material obligation under this Agreement or to consummate the transactions contemplated hereby in accordance with the terms hereof, (b) the filing of the Certificate of Merger and (c) as otherwise disclosed on Schedule 4.05.

4.06          Capitalization.

(a)               As of the date hereof, the authorized capital stock of the Company consists of (i) 4,500,000,000 shares of common stock, par value $0.001 per share, of which 3,687,483,646 shares are issued and outstanding as of the date hereof, and, (ii) 10,000,000 shares of preferred stock, par value $0.001 per share, of which 50,000 shares designated as Series A Super Voting Preferred Convertible Stock are issued and outstanding as of the date hereof. Set forth on Schedule 4.06(a) is a true, correct and complete list of each holder of shares of Company Stock or other equity interests of the Company and the number of shares or other equity interests held by each such holder as of the date hereof. Except as set forth on Schedule 4.06(a), as of the date hereof, there are no other shares of common stock, preferred stock or other equity interests of the Company authorized, reserved, issued or outstanding.

(b)               With respect to each Company Warrant, Schedule 4.06(b) sets forth, as of the date hereof, the name of the holder of such Company Warrant, the number of vested and unvested shares of Company Stock covered by such Company Warrant, the date of grant, the cash exercise price per share of such Company Warrant and the applicable expiration date.

(c)               Except as set forth on Schedule 4.06(b), there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Company Stock or other equity interests of the Company, or any other Contracts to which the Company is a party or by which the Company is bound obligating the Company to issue or sell any shares of capital stock of, other equity interests in or debt securities of, the Company and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any securities or equity interests of the Company. Except as set forth on Schedule 4.06(c), there are no outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company Stockholders may vote. As of the date hereof, the Company is not party to any stockholders agreement, voting agreement or registration rights agreement relating to its equity interests.

(d)               The outstanding shares of capital stock or other equity interests of the Company’s Subsidiaries (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law and (iii) were not issued in breach or violation of any preemptive rights or Contract. As of the date hereof, there are (A) no subscriptions, calls, rights or other securities convertible into or exchangeable or exercisable for the equity interests of any of the Company’s Subsidiaries (including any convertible preferred equity certificates), or any other Contracts to which any of the Company’s Subsidiaries is a party or by which any of the Company’s Subsidiaries is bound obligating such Subsidiaries to issue or sell any shares of capital stock of, other equity interests in or debt securities of, such Subsidiaries, and (B) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in any of the Company’s Subsidiaries. As of the date hereof, there are no outstanding contractual obligations of any of the Company’s Subsidiaries to repurchase, redeem or otherwise acquire any securities or equity interests of any of the Company’s Subsidiaries. Except as set forth on Schedule 4.06(d), there are no outstanding bonds, debentures, notes or other Indebtedness of any of the Company’s Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which such Subsidiaries’ stockholders may vote. Except as forth on Schedule 4.06(d), none of the Company’s Subsidiaries is party to any stockholders agreement, voting agreement or registration rights agreement relating to the equity interests of any of the Company’s Subsidiaries.

(e)               The Company is the direct or indirect owner of, and has good and marketable direct or indirect title to, all the issued and outstanding shares of capital stock or equity interests of its Subsidiaries, free and clear of all Liens, other than Permitted Liens. There are no options or warrants convertible into or exchangeable or exercisable for the equity interests of any of the Company’s Subsidiaries.

(f)                Schedule 4.06(f) (the “Allocation Schedule”) sets forth, as of the date hereof, a true and complete list of (i) all Company Stockholders and Company Convertible Noteholders, (ii) the number of shares of Company Common Stock held by each such Person (on an as-converted basis with respect to the Company Preferred Stock and the Company Convertible Notes) and (iii) the portion of the total Merger Consideration allocable to each such Person based on the estimated Merger Consideration set forth therein.

4.07          Company SEC Reports; Financial Statements; Sarbanes-Oxley Act.

(a)               The Company has filed all required registration statements, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since September 21, 2019 (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “Company SEC Reports”). None of the Company SEC Reports, as of their respective dates (or, if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the Company SEC Reports (collectively, the “Financial Statements”) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of the Company as of the respective dates thereof and the results of its operations and cash flows for the respective periods then ended.

(b)               Except as set forth in the Company SEC Reports: (i) the Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act); (ii) such disclosure controls and procedures are designed to ensure that material information relating to the Company is made known to the Company’s principal executive officer and its principal financial officer, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared; and (iii) to the knowledge of the Company, such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic reports required under the Exchange Act.

(c)               There are no outstanding loans or other extensions of credit made by the Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company. The Company has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(d)               Except as set forth in the Company SEC Reports, neither the Company (including any employee thereof) nor the Company’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

(e)               As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the Company SEC Reports. To the knowledge of Company, none of the Company SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof

4.08          Undisclosed Liabilities. There is no liability, debt or obligation of or against the Company or any of its Subsidiaries (including Indebtedness), except for liabilities and obligations (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto (other than any such liabilities not so reflected, reserved or disclosed as are not and would not be, in the aggregate, material to the Company and its Subsidiaries), (b) that have arisen since March 31, 2023 (the “Latest Balance Sheet Date”) in the ordinary course of the operation of business of the Company and its Subsidiaries, (c) disclosed in the Schedules, or (d) arising under this Agreement and/or the performance by the Company of its obligations hereunder.

4.09          Accounting Controls.

(a)               Except as set forth in the Company SEC Reports, the Company and its Subsidiaries have established and maintain systems of internal accounting controls that provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Company and its Subsidiaries’ assets. The Company and its Subsidiaries maintain and, for all periods covered by the Financial Statements, have maintained books and records of the Company and its Subsidiaries in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of the Company and its Subsidiaries in all material respects

(b)               Since January 1, 2019, except as set forth in the Company SEC Reports, neither of the Company nor any of its Subsidiaries has received any written complaint, allegation, assertion or claim that there is (i) “significant deficiency” in the internal controls over financial reporting of the Company and its Subsidiaries to the knowledge of the Company, (ii) a “material weakness” in the internal controls over financial reporting of the Company or its Subsidiaries to the knowledge of the Company or (iii) fraud, whether or not material, that involves management or other employees of the Company or its Subsidiaries who have a significant role in the internal controls over financial reporting of the Company and its Subsidiaries.

(c)               Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or its Subsidiary, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity, on the other hand, or an “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such Contract is to avoid any disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Financial Statements.

4.10          Litigation and Proceedings. Except as set forth on Schedule 4.10, there are no, and since January 1, 2019 there have been no, pending or, to the knowledge of the Company, threatened Actions against the Company or any of its Subsidiaries, or otherwise affecting the Company or any of its Subsidiaries or any of their respective assets, including any condemnation or similar proceedings, that, individually or in the aggregate, would be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries or any property, asset or business of the Company or any of its Subsidiaries is subject to any Governmental Order or, to the knowledge of the Company, any continuing investigation by any Governmental Authority, in each case that, individually or in the aggregate, would be material to the Company and its Subsidiaries, taken as a whole. There is no unsatisfied judgment or any open injunction binding upon the Company or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company or any of its Subsidiaries to enter into and perform its obligations under this Agreement.

4.11          Compliance with Laws.

(a)               Except (i) compliance with Environmental Laws (as to which certain representations and warranties are made pursuant to Section 4.20), (ii) compliance with Tax Laws (as to which certain representations and warranties are made pursuant to Section 4.14 and Section 4.16), and (iii) where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are, and since January 1, 2019 have been, in compliance in all material respects with all applicable Laws. Neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority of or has knowledge of any investigation or inquiry by any Governmental Authority relating to any allegation of, a violation of any applicable Law by the Company or any of its Subsidiaries or, to the knowledge of the Company, any officer, director, manager, employee, agent, representative or sales intermediary of the Company or any of its Subsidiaries, at any time since January 1, 2019, which violation would be material to the Company and its Subsidiaries, taken as a whole.

(b)               Since January 1, 2019, and except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, (i) there has been no action taken by the Company, any of its Subsidiaries or, to the knowledge of the Company, any officer, director, manager, employee, agent, representative or sales intermediary of the Company or any of its Subsidiaries, in each case, acting on behalf of the Company or its Subsidiaries, in violation of any applicable Anti-Corruption Law, (ii) neither the Company nor any of its Subsidiaries has been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws, (iii) neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law and (iv) neither the Company nor any of its Subsidiaries has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law.

4.12          Intellectual Property.

(a)               Schedule 4.12(a) sets forth, as of the date hereof, a true and complete list, including record (and, if different, beneficial) owner, jurisdiction (except for domain name registrations) and serial/application numbers, of all patents, registered copyrights, registered trademarks, domain name registrations and all pending applications for any of the foregoing, in each case, that are owned or purported to be owned by the Company or any of its Subsidiaries (collectively, the “Registered Intellectual Property”). Except (i) as set forth on Schedule 4.12(a) or (ii) as provided in any Contract set forth on Schedule 4.13(a), the Company or its Subsidiary is the sole and exclusive owner of all Registered Intellectual Property and any other Intellectual Property owned or purported to be owned by the Company or its Subsidiaries, free and clear of all Liens, other than Permitted Liens.

(b)               Except (i) as set forth on Schedule 4.12(b) or (ii) as would not reasonably be expected to be material to the Company or any of its Subsidiaries as of the date hereof, no Actions are pending against the Company or any of its Subsidiaries by any Person claiming infringement, misappropriation, dilution or other violation by the Company or any of its Subsidiaries of any Intellectual Property. Except as set forth on Schedule 4.12(b), as of the date hereof and for the five (5) years preceding the date hereof, neither the Company nor any of its Subsidiaries has been a party to any pending Action or received any threat (including unsolicited offers to license patents) in writing claiming infringement, misappropriation, dilution or other violation of the Intellectual Property of any Person or challenging the scope, ownership validity or enforceability of any Intellectual Property owned or purposed to be owned by the Company or its Subsidiaries. Except as set forth on Schedule 4.12(b), to the Company’s knowledge, the conduct of the business of the Company and its Subsidiaries (including the manufacture, use or sale of any of their products) has not infringed, misappropriated, diluted or otherwise violated the Intellectual Property of any Person. To the knowledge of the Company, no Person is infringing, misappropriating, diluting or otherwise violating any Intellectual Property owned by the Company or any of its Subsidiaries. To the knowledge of the Company, the Company and/or its Subsidiaries, as the case may be, either own(s), has a valid license to use or otherwise has the lawful right to use all of the Intellectual Property and Software used in the conduct of its business as currently conducted, except for such Intellectual Property and Software with respect to which the lack of such ownership, license or right to use would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. No founder, officer, executive, director, shareholder or employee of the Company or any of its Subsidiaries owns any Intellectual Property used in the conduct of the businesses of the Company and its Subsidiaries. Except (i) as set forth on Schedule 4.12(a) or (ii) as provided in any Contract set forth on Schedule 4.13(a), all Intellectual Property owned by the Company or any of its Subsidiaries is fully transferable, alienable and licensable without restriction and without payment of any kind to any other Person and without approval of any other Person. No funding, facilities or personnel of any educational institution or Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Intellectual Property owned by the Company or any of its Subsidiaries.

(c)               The Company and its Subsidiaries have undertaken commercially reasonable efforts to protect the confidentiality of any material trade secrets or material proprietary information acquired or developed by them in the course of conducting their businesses or which are the subject of confidentiality obligations owed to any other Person. To the knowledge of the Company, no current or former employee of the Company or any of its Subsidiaries has misappropriated or improperly disclosed the trade secrets or confidential information of any other Person in the course of the employment with the Company or any of its Subsidiaries. Each current and former employee, officer, consultant and contractor who is or has been involved in the development (alone or with others) of any Intellectual Property at the direction or on behalf of the Company or any of its Subsidiaries has executed and delivered to the Company or one of its Subsidiaries an agreement that assigns to Company or one of its Subsidiaries, without an obligation of payment (other than salaries or other payments payable to employees, consultants and independent contractors that are not contingent on or related to use of their work product), all right, title and interest in and to any such Intellectual Property (other than consultants or contractors that have executed and delivered to Company or one of its Subsidiaries an agreement granting the Company or any of its Subsidiaries a perpetual, royalty-free license to such Intellectual Property).

(d)               Except as set forth in Schedule 4.12(d), to the knowledge of the Company, there have been no material unauthorized intrusions or breaches of the security of the information technology systems currently used by the Company and/or any of its Subsidiaries in the conduct of their business as it is currently conducted (the “IT Systems”) or instances of disclosure, acquisition, destruction, damage, loss, corruption, alteration, use or misuse of any data, including personal information or trade secrets stored on the IT Systems that, pursuant to any Law, would require the Company or any of its Subsidiaries to notify individuals of such breach or intrusion or that was or would reasonably be expected to be material to the Company or any of its Subsidiaries. The Company and its Subsidiaries have in place disaster recovery plans and procedures for the IT Systems that the Company reasonably considers to be adequate.

(e)               The Company and its Subsidiaries have policies and procedures in place regarding the collection, use, disclosure, storage and dissemination of personal information in connection with their businesses to comply with, (i) any of their published privacy policies or (ii) any applicable Laws concerning the privacy and/or security of personally identifiable information or any applicable mandatory standards to which the Company is required to comply in the industries in which the Company and/or its Subsidiaries operate that concern privacy, data protection, confidentiality or information security, other than any violation that, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(f)                Schedule 4.12(f) sets forth, as of the date hereof, each material proprietary Software program owned by the Company or any of its Subsidiaries (the “Owned Software”). The Company and its Subsidiaries are in compliance, in all material respects, with the applicable terms of the licenses that govern the use, modification and distribution of any Open Source Software incorporated in or linked by the Owned Software and neither the Company nor any of its Subsidiaries is required to disclose or distribute any proprietary source code of or license or make available at no charge any Owned Software to any Person as a result of the Company’s or any of its Subsidiaries’ use of Open Source Software.

4.13          Contracts; No Defaults.

(a)               Schedule 4.13(a) contains a listing of all Contracts described in clauses (i) through (xiii) below to which, as of the date hereof, the Company or one or more of its Subsidiaries is a party or by which any of their respective assets or properties are bound. True, correct and complete copies of the Contracts listed or required to be listed on Schedule 4.13(a) have been provided to or made available to Acquiror or its Representatives.

(i)                 any Contract with an employee or independent contractor of the Company or any of its Subsidiaries who resides primarily in the United States which, upon the consummation of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any material payment or benefits (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any rights to any material payment or benefits, from the Company or any of its Subsidiaries;

(ii)              each employment, severance, retention, change in control or other Contract (excluding customary form offer letters and other standard form agreements entered into in the ordinary course of business) with any employee or other individual independent contractor of the Company or any of its Subsidiaries who receives annual base cash salary of $150,000 or more;

(iii)            each collective bargaining agreement;

(iv)             any Contract pursuant to which the Company or any of its Subsidiaries licenses material Intellectual Property owned by the Company or any of its Subsidiaries to any Person or licenses Intellectual Property from any Person that is material to the business of the Company and its Subsidiaries, taken as a whole, in each case, other than (A) click-wrap, shrink-wrap or similar licenses and (B) any other licenses for Software that is commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $25,000 per year;

(v)               any Contract that restricts in any material respect, or contains any material limitations on, the ability of the Company or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic territory;

(vi)             any Contract under which the Company or any of its Subsidiaries has (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness, (B) granted a Lien on its assets, whether tangible or intangible, to secure any Indebtedness or (C) extended credit to any Person (other than (1) intercompany loans and advances and (2) customer payment terms in the ordinary course of business), in each case in this clause (C), in an amount in excess of $150,000 of committed credit;

(vii)          each Contract entered into in connection with a completed material acquisition or disposition by the Company or any of its Subsidiaries since January 1, 2019 of any Person or any business organization, division or business of any Person (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such Person, division or business or by any other manner);

(viii)        any Contract with outstanding obligations for the sale or purchase of personal property, fixed assets or real estate having a value individually, with respect to all sales or purchases thereunder, in excess of $150,000 or, together with all related Contracts, in excess of $250,000, in each case, other than (A) sales or purchases in the ordinary course of business consistent with past practice and (B) sales of obsolete equipment;

(ix)             any Contract under which the Company or its Subsidiaries is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $150,000;

(x)               any Contract not disclosed pursuant to any other clause under this Section 4.13(a) and the performance of which requires either (A) annual payments to or from the Company or its Subsidiaries in excess of $150,000 or (B) aggregate payments to or from any the Company or its Subsidiaries in excess of $250,000 over the life of the agreement and, in each case, which are not terminable by the Company or its Subsidiaries without penalty upon less than thirty (30) days’ prior written notice;

(xi)             any Contract with any Governmental Authority;

(xii)          other than any offer letter or employment agreement set forth on Schedule 4.14(a), any Contract between the Company or any of its Subsidiaries, on the one hand, and any of Company Stockholders, on the other hand, that will not be terminated at or prior to the Closing; and

(xiii)        any Contract establishing any joint venture, partnership, strategic alliance or other collaboration that is material to the business of the Company and its Subsidiaries, taken as a whole.

(b)               Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, with respect to any Contract of the type described in Section 4.13(a), whether or not set forth on Schedule 4.13(a), (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of the Company or its Subsidiaries party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the other parties thereto, and, to the knowledge of the Company, are enforceable by the Company or its Subsidiaries to the extent a party thereto in accordance with their terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law), (ii) none of the Company, its Subsidiaries or, to the knowledge of the Company, any other party thereto is in material breach of or material default under (or would be in material breach of or material default under but for the existence of a cure period) any such Contract, (iii) since January 1, 2019, neither the Company nor any of its Subsidiaries has received any written or, to the knowledge of the Company, oral claim or notice of material breach of or material default under any such Contract, (iv) to the knowledge of the Company, no event has occurred that, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both), and (v) since January 1, 2019, neither the Company nor any of its Subsidiaries has received written notice from any other party to any such Contract that such party intends to terminate or not renew any such Contract.

4.14          Company Benefit Plans.

(a)               Schedule 4.14(a) sets forth a complete list of each material Company Benefit Plan. “Company Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any other material written plan, policy, program, arrangement or agreement (other than standard employment agreements or offer letters that can be terminated at any time without severance or termination pay and upon notice of not more than 60 days or such longer period as may be required by applicable Law) providing compensation or benefits to any current or former director, officer, employee, natural person independent contractor or other natural person service provider, in each case that is maintained, sponsored or contributed to by the Company or its ERISA Affiliates or under which the Company or its ERISA Affiliates has or would reasonably be expected to have any material obligation or liability, including all incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements. “ERISA Affiliate” shall mean any entity (whether or not incorporated) other than the Company that, together with the Company, is considered under common control and treated as one employer under Section 414(b), (c), (m) or (o) of the Code.

(b)               With respect to each Company Benefit Plan, the Company has delivered or made available to Acquiror correct and complete copies of, if applicable (i) the current plan document and any trust agreement, (ii) the most recent summary plan description, (iii) the most recent annual report on Form 5500 filed with the Department of Labor (or, with respect to non-U.S. Company Benefit Plans, any comparable annual or periodic report), (iv) the most recent actuarial valuation, (v) the most recent determination or opinion letter issued by the Internal Revenue Service (or applicable comparable Governmental Authority), and (vi) all non-routine filings made with any Governmental Authorities .

(c)               Each Company Benefit Plan has been administered in material compliance with its terms and all applicable Laws, including ERISA and the Code, and all contributions required to be made under the terms of any Company Benefit Plan as of the date this representation is made have been timely made or, if not yet due, have been properly reflected in the balance sheet included in the Financial Statements as of the Latest Balance Sheet Date, except as would not result in a material liability to the Company.

(d)               Each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code: (i) has received a favorable determination or opinion letter from the Internal Revenue Service as to its qualification as to form, (ii) has been established under a pre-approved plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, or (iii) has time remaining under applicable Laws to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter, and to the knowledge of the Company, no event has occurred that would reasonably be expected to result in the loss of the tax-qualified status of such Company Benefit Plan. Each Company Benefit Plan maintained outside of the United States that is intended to be qualified or registered under applicable Law has been so qualified or registered and, to the knowledge of the Company, no event has occurred that would reasonably be expected to result in the loss of such qualification or registration.

(e)               Neither the Company nor any of its ERISA Affiliates sponsored or was required to contribute to, at any point during the six (6) year period prior to the date hereof, a “multiemployer pension plan” (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan, in each case, that is subject to Title IV of ERISA.

(f)                No event has occurred and no condition exists that would subject the Company or any of its Subsidiaries to any tax, fine, lien, or penalty imposed by ERISA or the Code with respect to any Company Benefit Plan and (ii) no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has occurred with respect to any Company Benefit Plan.

(g)               With respect to the Company Benefit Plans, no administrative investigation, audit or other administrative proceeding by the Department of Labor, the PBGC, the Internal Revenue Services or other Governmental Authorities are pending, or, to the knowledge of the Company, threatened in writing.

(h)               Neither the execution and delivery of this Agreement by the Company nor the consummation of the Transactions (either alone or in combination with another event) will result in the acceleration, vesting or creation of any rights of any director, officer or employee of the Company or its Subsidiaries to payments or benefits or increases in any existing payments or benefits or any loan forgiveness, in each case, from the Company or any of its Subsidiaries.

(i)                 No amount or benefit that could be, or has been, received (whether in cash or property or the vesting of property or the cancellation of indebtedness) by any current or former employee, officer or director of the Company or any Subsidiary of the Company who is a “disqualified individual” within the meaning of Section 280G of the Code could reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.

(j)                 Each Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and any award thereunder, in each case, that is nonqualified deferred compensation subject to Section 409A of the Code has been operated and documented in material compliance with Section 409A of the Code.

(k)               No Company Benefit Plan provides for the gross-up of any Taxes imposed by Section 4999 or 409A of the Code.

(l)                 The Company and its Subsidiaries have not elected to defer any employment or payroll taxes as permitted under Section 2302(a) of the Coronavirus Aid, Relief, and Economic Security Act or any similar applicable federal, state or local Law (collectively, the “CARES Act”).

(m)             Each Company Benefit Plan for the benefit of employees or dependents thereof who reside and perform services or who are employed outside of the United States (a “Non-U.S. Plan”) (i) is in compliance in all material respects with its terms and the applicable provisions of laws and regulations regarding employee benefits, mandatory contributions and retirement plans of each jurisdiction applicable to such Non-U.S. Plan, (ii) if it is intended to qualify for special Tax treatment, meets all material requirements for such treatment, and (iii) if it is intended to be funded and/or book-reserved, is materially funded or book reserved, as appropriate, based upon reasonable actuarial or accounting assumptions that comply with all applicable Laws.

4.15          Labor Matters.

(a)               (i) Neither the Company nor its Subsidiaries is a party to or bound by any collective bargaining agreement or any other labor-related Contract with any labor union, labor organization or works council and no such Contracts are currently being negotiated by the Company or its Subsidiaries, (ii) no labor union, labor organization or works council has made a written pending demand for recognition or certification since January 1, 2019, and (iii) there are no representation or certification proceedings or petitions seeking a representation proceeding pending or, to the knowledge of the Company, threatened in writing to be brought or filed with the National Labor Relations Board or any other applicable labor relations Governmental Authority.

(b)               Except as would not be material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole, each of the Company and its Subsidiaries (i) is in compliance with all applicable Laws regarding employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, employee classification, non-discrimination, wages and hours, immigration, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues, and unemployment insurance, (ii) has not committed any unfair labor practice as defined by the National Labor Relations Act or received written notice of any unfair labor practice complaint against it pending before the National Labor Relations Board that remains unresolved, and (iii) since January 1, 2019, has not experienced any actual or, to the knowledge of the Company, threatened material labor disputes, strikes, lockouts, picketing, hand billing, slow-downs or work stoppages against or affecting the Company or its Subsidiaries.

(c)               Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are not delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.

(d)               To the knowledge of the Company, no employee of the Company or its Subsidiaries is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, non-competition agreement, restrictive covenant or other obligation: (i) to the Company or its Subsidiaries or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or its Subsidiaries or (B) to the knowledge or use of trade secrets or proprietary information.

(e)               The Company has not had, nor to the knowledge of the Company are there any facts that would give rise to, any workforce changes resulting from disruptions due to the 2019 novel coronavirus, any economic effect thereof or COVID-19 Measures (as defined below), whether directly or indirectly, including any actual or expected terminations, layoffs, furlough or shutdowns (whether voluntary or by Law), or any changes to benefit or compensation programs, nor are any such changes currently contemplated. “COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, or directive, by any Governmental Authority in connection with or in response to the 2019 novel coronavirus, including, but not limited to, the CARES Act or any similar applicable federal, state or local Law. Since January 1, 2019, the Company has not materially reduced the compensation or benefits of any of its employees or otherwise reduced the working schedule of any of its employees, in each case, for any reason relating to the 2019 novel coronavirus. Except as set forth on Schedule 4.15(e), the Company has not applied for or received any “Paycheck Protection Program” payments or other loans in connection with the CARES Act, and has not claimed any employee retention credit under the CARES Act.

(f)                No current employee of the Company or its Subsidiaries with annualized compensation at or above $150,000, presently intends to terminate his or her employment prior to the one (1) year anniversary of the Closing Date.

4.16          Taxes.

(a)               All material Tax Returns required by Law to be filed by the Company or its Subsidiaries have been timely filed, and all such Tax Returns are true, correct and complete in all material respects. The Financial Statements accrue in accordance with GAAP all material liabilities for Taxes with respect to all periods through the date thereof.

(b)               All material amounts of Taxes due and owing by the Company and its Subsidiaries have been paid, and since the Latest Balance Sheet Date neither the Company nor any of its Subsidiaries has incurred any material Tax liability outside the ordinary course of business.

(c)               Each of the Company and its Subsidiaries has (i) withheld all material amounts required to have been withheld by it in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or any other third party, (ii) remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authority; and (iii) complied in all material respects with applicable Law with respect to Tax withholding.

(d)            Neither the Company nor its Subsidiaries is engaged in any audit or other administrative proceeding with a taxing authority or any judicial proceeding with respect to material Taxes. Neither the Company nor its Subsidiaries has received any written notice from a taxing authority of a dispute or claim with respect to a material amount of Taxes, other than disputes or claims that have since been resolved, and to the knowledge of the Company, no such claims have been threatened.

(e)            Within the last six (6) years, no written claim has been made, and to the knowledge of the Company, no oral claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to Taxes by that jurisdiction in respect of Taxes that would be the subject of such Tax Return.

(f)            There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of the Company or its Subsidiaries and no written request for any such waiver or extension is currently pending.

(g)           Neither the Company nor any of its Subsidiaries has requested or entered into a closing agreement, private letter ruling, technical advice memorandum, advance pricing agreement or similar agreement with any taxing authority that could reasonably be expected to affect the Taxes of the Company or any of its Subsidiaries after the Closing Date. Neither the Company nor any of its Subsidiaries will be subject to any recapture, clawback, termination or similar adverse consequence with respect to any Tax incentive, holiday, credits or other Tax reduction, deferral or abatement arrangement (excluding, for the avoidance of doubt, any net operating loss) as a result of the Merger.

(h)           Neither the Company nor its Subsidiaries (or any predecessor thereof) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) in the prior two (2) years.

(i)            Neither the Company nor its Subsidiaries has been a party to any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(j)            Neither the Company nor its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing or use of an improper method of accounting prior to the Closing; (ii) any written agreement with a Governmental Authority executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; or (iv) prepaid amount received prior to the Closing outside of the ordinary course of business.

(k)            There are no Liens with respect to Taxes on any of the assets of the Company or its Subsidiaries, other than Permitted Liens.

(l)             Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was and is the Company or any of its Subsidiaries or (ii) except pursuant to an agreement entered into in the ordinary course of business the principal purpose of which does not relate to Taxes (each, a “Commercial Contract”), has any liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor, by Contract or otherwise.

(m)           Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation to any Governmental Authority or other Person under any Tax allocation, Tax sharing, or Tax indemnification agreements, other than pursuant to a Commercial Contract. Neither the Company nor its Subsidiaries has granted a power of attorney which is currently in force with respect to any material Taxes or material Tax Returns.

(n)           The Company is not and has not been during the last five (5) years a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(o)           Any entity classification elections made on Form 8832 (Entity Classification Election) with respect to the Company or its Subsidiaries are set forth on Schedule 4.16(o).

(p)           Neither the Company nor any of its Subsidiaries has taken or agreed to take any action not contemplated by this Agreement and/or any related ancillary documents that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. Neither the Company nor any of its Subsidiaries has any knowledge of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

4.17          Brokers’ Fees. Except as set forth on Schedule 4.17, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company, any of its Subsidiaries or any of their Affiliates for which the Company or any of its Subsidiaries has any obligation.

4.18          Insurance. Schedule 4.18 contains a list of all material policies or programs of self-insurance of property, fire and casualty, product liability, workers’ compensation and other forms of insurance held by, or for the benefit of, the Company or any of its Subsidiaries as of the date hereof. True, correct and complete copies or comprehensive summaries of such insurance policies have been made available to Acquiror. With respect to each such insurance policy required to be listed on Schedule 4.18, except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole: (i) all premiums due have been paid; (ii) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (iii) neither the Company nor any of its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the knowledge of the Company, no event has occurred that, with or without notice or lapse of time or both, would constitute such a breach or default, or permit termination or modification, under the policy, and, to the knowledge of the Company, no such action has been threatened; and (iv) as of the date hereof, no written notice of cancellation, non-renewal, disallowance or reduction in coverage or claim or termination has been received other than in connection with ordinary renewals.

4.19          Real Property; Assets.

(a)            Schedule 4.19(a) sets forth the address, owner and description of each parcel of Owned Real Property. The Company, or the applicable Subsidiary of the Company that owns the applicable parcel of Owned Real Property, has good and valid title to the Owned Real Property and owns the Owned Real Property free and clear of all Liens, except for Permitted Liens. Except as set forth on Schedule 4.19(a), neither the Company nor any of its Subsidiaries owns any real property. Neither the Company nor any of its Subsidiaries is a party to any agreement or option to purchase any real property or interest therein.

(b)            Schedule 4.19(b) contains a true, correct and complete list of all Leased Real Property. The Company has made available to Acquiror true, correct and complete copies of the material leases, subleases and occupancy agreements (including all modifications, amendments, supplements, waivers and side letters thereto) for the Leased Real Property to which the Company or any of its Subsidiaries is a party (the “Real Estate Lease Documents”), and such deliverables comprise all Real Estate Lease Documents relating to the Leased Real Property. Each Real Estate Lease Document (i) is a legal, valid, binding and enforceable obligation of the Company or its Subsidiaries, as applicable, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity, and each such lease is in full force and effect, (ii) has not been amended or modified except as reflected in the modifications, amendments, supplements, waivers and side letters thereto made available to Acquiror and (iii) covers the entire estate it purports to cover, and, subject to securing the consents or approvals, if any, required under the Real Estate Lease Documents to be obtained from any landlord, or lender to landlord (as applicable), in connection with the execution and delivery of this Agreement by the Company or the consummation of the transaction contemplated hereby by the Company, upon the consummation of the transactions contemplated by this Agreement, will entitle the Surviving Company (or its Subsidiaries) to the exclusive use (subject to the terms of the respective Real Estate Lease Documents in effect with respect to the Leased Real Property), occupancy and possession of the premises specified in the Real Estate Lease Documents for the purpose specified in the Real Estate Lease Documents.

(c)            No material default by (i) the Company or any of its Subsidiaries or (ii) to the knowledge of the Company, any landlord or sub-landlord, as applicable, presently exists under any Real Estate Lease Documents. Neither the Company nor any of its Subsidiaries has received written or, to the knowledge of the Company, oral notice of material default under any Real Estate Lease Document which default has not been cured. To the knowledge of the Company, no event has occurred that, and no condition exists that, with or without notice or lapse of time or both, would constitute a material default under any Real Estate Lease Document by the Company or any of its Subsidiaries (as tenant, subtenant or sub-subtenant, as applicable) or by the other parties thereto. Neither the Company nor any of its Subsidiaries has subleased or otherwise granted any Person the right to use or occupy any Leased Real Property, which sublease or right is still in effect. Neither the Company nor any of its Subsidiaries has collaterally assigned or granted any other security interest in the Real Property or any interest therein which is still in effect. Except for the Permitted Liens, there exist no Liens affecting the Real Property created by, through or under the Company or any of its Subsidiaries.

(d)            With respect to each Real Estate Lease Document:

(i)             since January 1, 2017, to the knowledge of the Company, no security deposit or portion thereof deposited under such Real Estate Lease Document has been applied in respect of a breach or default under such Real Estate Lease Document that has not (A) if and as required by the applicable landlord, been redeposited in full, or (B) been disclosed to Acquiror in writing; and

(ii)            except as set forth on Schedule 4.19(d)(ii), neither the Company nor any of its Subsidiaries holds a contractual right or obligation to purchase or acquire any material real estate interest.

(e)            The Company has made available to Acquiror true, correct and complete copies of all documents evidencing title to the Mining Property and to mining claims or similar rights to develop, extract, and otherwise process minerals of all types (including all modifications, amendments, supplements, waivers and side letters thereto) to which the Company or any of its Subsidiaries is a party (the “Mining Documents”), and such deliverables comprise all Mining Documents relating to the Mining Property. The Company and its Subsidiaries have fee title, enforceable leasehold interest or valid unpatented mining claims and unpatented mill site claims to all Mining Property, free and clear of all Liens, except for Permitted Liens.

(f)             The Company has undivided fee title and/or a valid and enforceable leasehold interest and/or unpatented mining claims and unpatented mill site claims, in the Mining Property and Minerals, together with all easements, rights of way, licenses, privileges, rights and appurtenances thereto, as are necessary for the Company and its Subsidiaries’ mining operations in the ordinary course of business, including, mining, removal, processing, decommissioning, reclamation, and transporting of Minerals, subject only to Permitted Liens.

(g)            The Real Property constitutes all of the real property used and operated by the Company or its Subsidiaries in the ordinary course of business and in connection with mining operations and mining related activities. No other Person has a right to use or occupy any of the Real Property in a manner that would materially interfere with or impair the conduct of the mining operations of the Company and its Subsidiaries the ordinary course of business, except for any such rights which constitute a Permitted Lien and except as permitted by applicable Law. All mining operations of the Company and its Subsidiaries, current and as proposed in any mining plans, are conducted within the perimeter boundaries of the respective Mining Property and no operations encroach on the lands of any third party. To the knowledge of the Company, the Company has not received notice of any pending condemnation, action in eminent domain, taking, revocation (or intent to revoke), contest action, or notice of failure to pay Bureau of Land Management maintenance fees, by any Governmental Authority with respect to any of the Mining Property that is material to the Company or its Subsidiaries taken as a whole or to the mining operations of the Company and its Subsidiaries in ordinary course of business. All mining and mill site claim maintenance fees together with the applicable forms have been timely paid to the Utah state office of the Bureau of Land Management sufficient to perpetuate any unpatented mining claims. All fees, property tax payments and other obligations arising in connection with the Mining Property have been paid to the applicable Governmental Authority to which such amounts are payable.

(h)            Neither the Company nor any of its Subsidiaries has received any written notice that remains outstanding as of the date hereof that the current use and occupancy of the Real Property and the improvements thereon (i) are prohibited by any Lien or Law or (ii) are in material violation of any of the recorded covenants, conditions, restrictions, reservations, easements or agreements applicable to such Real Property.

(i)             Except for Permitted Liens and licenses of Intellectual Property, the Company and its Subsidiaries have good and valid title to the assets of the Company and its Subsidiaries. All owned or leased tangible personal assets of the Company and its Subsidiaries (other than the Real Property) are in all material respects in good working order, repair and operating condition.

4.20             Environmental Matters.

(a)            Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(i)            the Company and its Subsidiaries are and, during the last five (5) years, have been in compliance with all Environmental Laws, including, but not limited to, obtaining maintaining and complying with all permits required under applicable Environmental Laws;

(ii)           there has been no Release or threatened Release of any Hazardous Materials (x) at, in, on or under or from any Real Property or any other property or location formerly owned, leased or operated by the Company or any of its Subsidiaries or (y) by or on behalf of the Company or any of its Subsidiaries at any other location, including any location where the Company or any of its Subsidiaries has transported Hazardous Materials or arranged for their disposal;

(iii)          neither the Company nor any of its Subsidiaries is subject to any current Governmental Order relating to the Company’s or any of its Subsidiaries’ compliance with Environmental Laws or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials;

(iv)          no Action is pending or, to the knowledge of the Company, threatened with respect to the Company’s or its Subsidiaries’ compliance with or liability under Environmental Law; and

(v)           neither the Company nor any of its Subsidiaries has retained or assumed, by contract or operation of Law, any material liabilities or material obligations of any other Person arising under Environmental Law.

(vi)          The Company and its Subsidiaries have evaluated their restoration, rehabilitation, mine closure, reclamation, remediation, and other post-operational obligations under Environmental Laws, has complied during the past five (5) years with all requirements under Environmental Laws respecting those obligations, and has sufficient financial assurance in place to satisfy those and any reasonably anticipated obligations. Neither the Company nor any of its Subsidiaries has received any unresolved or pending written notice from Governmental Authority indicating that such financial assurance is or may be insufficient to satisfy the requirements of Environmental Laws or any applicable closure or reclamation plans.

(b)           The Company has made available to Acquiror copies of all material written environmental reports, audits, assessments, liability analyses, memoranda and studies in the possession of or conducted by the Company or its Subsidiaries with respect to the Company’s or any of its Subsidiaries’ compliance with, or liabilities arising under, Environmental Law.

4.21          Absence of Changes.

(a)            Since the Latest Balance Sheet Date, there has not been a Material Adverse Effect.

(b)            From the Latest Balance Sheet Date through the date of this Agreement, the Company and its Subsidiaries (i) have, in all material respects, conducted their businesses and operated their properties in the ordinary course of business consistent with past practice, other than due to any actions taken due to a “shelter in place” or similar direction of any Governmental Authority as a result of COVID-19 and (ii) have not taken any action that would require the consent of Acquiror pursuant to Section 6.01 if such action had been taken after the date hereof.

4.22          Affiliate Agreements. Except as set forth on Schedule 4.22 and other than (i) any Company Benefit Plan (including any employment or option agreements entered into in the ordinary course of business by the Company or its Subsidiaries) or standard employment agreements or offer letters and (ii) any Contract or business arrangement solely among the Company and its Subsidiaries, none of the Affiliates, stockholders, officers or directors of the Company or any of its Subsidiaries is a party to any Contract or business arrangement with the Company or its Subsidiaries (each such Contract or business arrangement, an “Affiliate Agreement”).

4.23          Internal Controls. Except as set forth in the Company SEC Reports, the Company maintains a system of internal accounting controls designed to provide reasonable assurance that: (a) transactions are executed in accordance with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (c) access to assets is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as set forth on Schedule 4.23, to the knowledge of the Company, there are no deficiencies with such systems that would reasonably be expected to be material to Acquiror and its Subsidiaries (including, after the Closing, the Company and its Subsidiaries), taken as a whole, after the Closing; provided that, as of the date hereof, to the knowledge of the Company, any such material deficiencies set forth on Schedule 4.23 have been resolved or remedied.

4.24          Permits. Each of the Company and its Subsidiaries has all material Permits (the “Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business (including, but not limited to, its mining operations) as currently conducted, except where the failure to obtain the same would not, individually or in the aggregate, reasonably be expected to be material to (i) such ownership, lease, operation or conduct or (ii) the Company and its Subsidiaries, taken as a whole. Except as would not, individually or in the aggregate, be expected to be material to the Company and its Subsidiaries, taken as a whole, (a) each Material Permit is in full force and effect in accordance with its terms, (b) no outstanding written notice of revocation, cancellation or termination of any Material Permit has been received by the Company or any of its Subsidiaries, (c) to the knowledge of the Company, none of such Permits upon its termination or expiration in the ordinary due course will not be renewed or reissued in the ordinary course of business upon terms and conditions substantially similar to its existing terms and conditions, (d) there are no Actions pending or, to the knowledge of the Company, threatened that seek the revocation, cancellation, limitation, restriction or termination of any Material Permit and (e) each of the Company and its Subsidiaries is in compliance with all Material Permits applicable to the Company or any of its Subsidiaries.

4.25          Mining.

(a)            Schedule 4.25(a) sets forth a true, correct, and complete list of all patented mining claims owned by the Company or its Subsidiaries (“Patented Claims”) and identifies which entity owns each such Patented Claims. The Company or its Subsidiaries hold good and marketable title to all Patented Claims, in each case free and clear of all Liens, except for Permitted Liens. Neither the Company nor any of its Subsidiaries currently lease any Patented Claims to any third party.

(b)            Schedule 4.25(b) sets forth a true, correct, and complete list of all unpatented mining claims (including any and all lode, placer, mill site and tunnel site claims) owned or leased or subleased by the Company or its Subsidiaries (“Unpatented Claims” and collectively with the Patented Claims, the “Mining Property”) and identifies which entity holds each such claim or site. Neither the Company nor any of its Subsidiaries currently leases any Unpatented Claims to any third party.

(c)            With respect to the Unpatented Claims:

(i)            Subject to the paramount title of the United States, the Company and its Subsidiaries are the sole owner of each Unpatented Claim, free and clear of all Liens, except for Permitted Liens.

(ii)           Each Unpatented Claim was validly located, recorded and filed with all appropriate Governmental Authorities, and the monuments of location for the Unpatented Claims are on federal public land open for mineral claim staking.

(iii)          All affidavits of assessment work or applicable maintenance fees in lieu thereof paid and all other filings required to maintain the Unpatented Claims in good standing have been properly and timely recorded or filed with appropriate Governmental Authorities.

(d)            The Company and its Subsidiaries are in exclusive possession or control of the right to develop the Minerals, subject to applicable Law, including the Mining Law of 1872, as amended.

(e)            The Company and its Subsidiaries have all surface and access rights, including as applicable fee simple estates, leases, easements, rights of way and permits, or licenses from landowners or Governmental Authorities, permitting the use of land by the Company or its Subsidiaries, and other interests that are required for the current state of exploiting the development potential of the Mining Property, and no third party or group holds any such rights that would be required to conduct mineral exploration, drilling activities, and production on any of the Mining Property.

(f)            The Company and its Subsidiaries are not aware of any conflicting patented or unpatented claims owned by third parties which overlay with any of the Mining Property.

(g)           The Mining Property includes all material claims, leases, subleases, licenses, permits, access rights, water rights, and other rights and interest necessary to explore, in the planned area of operations by the Company or its Subsidiaries, for Minerals, without any liability to pay any commission, royalty, license fee, net smelter royalty/return/receipt, net profits or net proceeds interests, or any similar payment to any Person except as disclosed in Schedule 4.25(g) and to use or transfer the Mining Property pursuant to applicable Law, except for Permits from Governmental Authorities.

(h)           Neither the Company nor any of its Subsidiaries is party to any, and to the knowledge of the Company, there is no, joint venture agreement, stockholder agreement, partnership agreement, voting agreement, powers of attorney, co-ownership agreement, co-tenancy agreements, management agreements or any other existing oral or written agreement of any kind which does or would have any adverse impact whatsoever on record or possessory title to the mineral estate of the Mining Property, or the access to, exploration, development or mining of the same and no other Person has any interest in the Mining Property or any right to acquire or otherwise obtain any such interest.

(i)            There are no known existing restrictions which would have any adverse effect on the right to explore, develop and mine Minerals from the Mining Property, except pursuant to applicable Law or as set forth in the Mining Documents.

(j)            Except as set forth in Schedule 4.25(j), there are no options, back-in rights, earn-in rights, rights of first refusal, rights of first offer, preemptive rights, off-take rights or similar provisions or rights which would affect Acquiror or any of its Subsidiaries’ interest in the Mining Property after the Closing Date. There are no restrictions on the ability of the Company or its Subsidiaries to use, transfer or exploit the Mining Property, except pursuant to applicable Law.

(k)           Neither the Company nor any of its Subsidiaries have received any notice, whether written or oral from any Governmental Authority or any Person with jurisdiction or applicable authority of any revocation or intention to revoke the Company’s or its Subsidiaries’ interests in or file a contest action related to any of the Mining Property.

(l)            The Company and its Subsidiaries, to the knowledge of the Company, have made available to the Parent all information and data pertaining to the Mining Property in its possession, including mining plans and plans of operation; reclamation plans; life of mine studies and reports; notices of intent; including those related to exploration drilling, pad and road construction; mining exploration; land and survey records; the existence of Minerals within the Mining Property, including relevant reserve and resource estimates; metallurgical test work and sampling data; drill data and assay results; all reclamation and bond release information; financial assurances for reclamation and all information concerning record, possessory, legal or equitable title to the Mining Property which is within its possession or control. Set forth in Schedule 4.25(l) is a list of all mining title opinions and title opinions and title policies of insurance relating to any of the real property interests in the Mining Property.

(m)          The Company or its Subsidiaries have the right, title, ownership and right to use all information and data pertaining to the Mining Property in its possession.

(n)           To the knowledge of the Company, there are no mineral reserves or mineral resources on the Mining Property, and the Company has made no public disclosures of any estimated proven or probable mineral reserves or estimated indicated, measured or inferred mineral resources. The Company has provided to Acquiror true, correct, and complete copies of all resource reports and engineering studies in its possession and control.

(o)           Schedule 4.25(o) sets forth a true, correct and complete list of the water rights, water leases and water supply agreements, ditch rights or other interests in water conveyance rights owned or leased by the Company and its Subsidiaries, including the owner and lessee with respect to each such right or interest (the “Water Rights”). The Company and its Subsidiaries have valid title or leaseholder interest or otherwise holds valid permits for the Company and its Subsidiaries free and clear of all Liens. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole: (i) neither the Company nor any of its Subsidiaries have received from any Governmental Authority or person any notice or claim affecting title to the Water Rights, including notice of non-use regarding such Water Rights; and (ii) to the knowledge of the Company, there are no current facts or conditions that would reasonably be expected to adversely impact the Water Rights and such Water Rights are sufficient to address current and projected operational requirements of the Mining Property in the ordinary course of business.

4.26          Proxy Statement/Prospectus. None of the information relating to the Company or any of its Subsidiaries supplied by the Company, or by any other Person acting on behalf of the Company, in writing specifically for inclusion in the Proxy Statement/Prospectus will, as of the date the Proxy Statement/Prospectus (or any amendment or supplement thereto) is first mailed to the Acquiror Stockholders, at the time of the Acquiror Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that, notwithstanding the foregoing provisions of this Section 4.26, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Proxy Statement/Prospectus that were not supplied by or on behalf of the Company for use therein.

4.27          Company Information Statement. As of the date of filing, the Company Information Statement (or any amendment or supplement thereto) shall comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act and any other applicable Laws. As of the date of filing, the Company Information Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; provided, however, that the Company makes no representations or warranties as to the information contained in or omitted from the Company Information Statement in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of Acquiror specifically for inclusion in the Company Information Statement.

4.28          No Additional Representations and Warranties. Except as provided in this Article IV, neither the Company nor any of its Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives, has made, or is making, any representation or warranty whatsoever to Acquiror, Merger Sub or their Affiliates, and no such party shall be liable in respect of the accuracy or completeness of any information provided to Acquiror, Merger Sub or their Affiliates. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, nothing contained in this Section 4.28 shall operate to eliminate or limit the liability of any Person for Fraud.

Article V
REPRESENTATIONS AND WARRANTIES
OF ACQUIROR AND MERGER SUB

Except as set forth in the Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of the disclosure in such Schedule) or in the Acquiror SEC Reports filed or furnished by Acquiror prior to the date hereof (excluding (x) any disclosures in such Acquiror SEC Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward-looking in nature and (y) any exhibits or other documents appended thereto), Acquiror and Merger Sub represent and warrant to the Company as follows:

5.01          Corporate Organization. Each of Acquiror and Merger Sub has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted. The copies of the organizational documents of each of Acquiror and Merger Sub, respectively, previously delivered by Acquiror to the Company are true, correct and complete and are in effect as of the date of this Agreement. Each of Acquiror and Merger Sub is, and at all times has been, in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in its respective organizational documents. Each of Acquiror and Merger Sub is duly licensed or qualified and in good standing as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror and Merger Sub to enter into this Agreement or consummate the transactions contemplated hereby. All of the equity interests of Merger Sub are held directly by Acquiror.

5.02          Due Authorization.

(a)            Each of Acquiror and Merger Sub has all requisite corporate power and authority to execute, deliver and perform this Agreement and each ancillary agreement to this Agreement to which it is a party and, upon receipt of the Acquiror Stockholder Approval, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such ancillary agreements and the consummation of the transactions contemplated hereby and thereby have been duly, validly and unanimously authorized and approved by the respective boards of directors of Acquiror and Merger Sub and, except for the Acquiror Stockholder Approval, no other corporate proceeding on the part of Acquiror or Merger Sub is necessary to authorize this Agreement or such ancillary agreements or Acquiror’s performance hereunder or thereunder (other than the adoption of this Agreement by Acquiror in its capacity as the sole stockholder of Merger Sub, which adoption will occur immediately following execution of this Agreement). This Agreement has been, and each such ancillary agreement will be, duly and validly executed and delivered by each of Acquiror and Merger Sub and, assuming due authorization and execution by each other party hereto and thereto, this Agreement constitutes, and each such ancillary agreement will constitute, a legal, valid and binding obligation of each of Acquiror and Merger Sub, enforceable against Acquiror and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)           The affirmative vote of holders of the requisite voting power of the outstanding shares of Acquiror Stock required to approve and adopt each Proposal at the Acquiror Meeting, whether in person or by proxy, shall be required to approve each such Proposal in accordance with the Acquiror Organizational Documents and applicable law, and in each case, assuming a quorum is present, the votes to approve the Proposals are the only votes of any of Acquiror’s capital stock necessary in connection with the entry into this Agreement by Acquiror, and the consummation of the transactions contemplated hereby, including the Closing (the approval by Acquiror Stockholders of all of the foregoing, collectively, the “Acquiror Stockholder Approval”).

(c)           At a meeting duly called and held, the Acquiror Board has unanimously: (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of Acquiror’s stockholders; (ii) determined that the fair market value of the Company is equal to at least eighty percent (80%) of the amount held in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) as of the date hereof; (iii) approved the transactions contemplated by this Agreement as a Business Combination; and (iv) subject to Section 8.04, resolved to recommend to the Acquiror Stockholders Approval of the transactions contemplated by this Agreement (such recommendation, the “Acquiror Board Recommendation”).

5.03          No Conflict. The execution, delivery and performance of this Agreement by Acquiror and Merger Sub and, upon receipt of the Acquiror Stockholder Approval, the consummation of the transactions contemplated hereby do not and will not (a) conflict with or violate any provision of, or result in the breach of the Acquiror Organizational Documents or any organizational documents of any Subsidiaries of Acquiror (including Merger Sub), (b) conflict with or result in any violation of any provision of any Law, Permit or Governmental Order applicable to Acquiror or Merger Sub or any of their respective properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, or accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which Acquiror or any of its Subsidiaries (including Merger Sub) is a party or by which any of them or any of their respective assets or properties may be bound or affected or (d) result in the creation of any Lien upon any of the properties or assets of Acquiror or any of its Subsidiaries (including Merger Sub), except (in the case of clauses (b), (c) or (d) above) for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror and Merger Sub to enter into and perform their respective obligations under this Agreement.

5.04          Litigation and Proceedings. There are no pending or, to the knowledge of Acquiror, threatened Actions against Acquiror or Merger Sub, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such) or otherwise affecting Acquiror or Merger Sub or their respective assets, including any condemnation or similar proceedings, that, if determined adversely, would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror and Merger Sub to enter into and perform their respective obligations under this Agreement. There is no unsatisfied judgment or open injunction binding upon Acquiror or Merger Sub that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror and Merger Sub to enter into and perform their respective obligations under this Agreement.

5.05          Governmental Authorities; Consents. Subject to receipt of the Acquiror Stockholder Approval, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of Acquiror or Merger Sub with respect to Acquiror’s or Merger Sub’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for applicable requirements of Securities Laws and the Approved Stock Exchange on which the Acquiror Common Stock is intended to be listed as of the Effective Time.

5.06          Financial Ability; Trust Account.

(a)            As of March 31, 2023, there was at least $44,230,827 invested in a trust account (the “Trust Account”) maintained by Continental Stock Transfer & Trust Company, a New York limited purpose trust company, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated November 17, 2021, by and between Acquiror and the Trustee (the “Trust Agreement”). Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, the Acquiror Organizational Documents and Acquiror’s final prospectus dated November 17, 2021. Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended. Acquiror has performed all material obligations required to be performed by it to date under, and is not in material default or breach under or materially delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred that, with or without notice or lapse of time or both, would constitute such a default or breach thereunder. As of the date hereof, there are no claims or proceedings pending with respect to the Trust Account. As of the Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to the Acquiror Organizational Documents shall terminate, and as of the Effective Time, Acquiror shall have no obligation whatsoever pursuant to the Acquiror Organizational Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the transactions contemplated hereby. To Acquiror’s knowledge, as of the date hereof, following the Effective Time, no Acquiror Stockholder shall be entitled to receive any amount from the Trust Account except to the extent such Acquiror Stockholder is a Redeeming Stockholder. There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Acquiror SEC Reports to be inaccurate or that would entitle any Person (other than a shareholder of Acquiror holding Acquiror Pre-Transaction Class A Common Stock originally sold in Acquiror’s initial public offering who shall have elected to redeem their shares of Acquiror Pre-Transaction Class A Common Stock pursuant to the Acquiror Organizational Documents and the underwriters of Acquiror’s initial public offering with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account.

(b)            As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, neither Acquiror nor Merger Sub has any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror and Merger Sub on the Closing Date.

As of the date hereof, neither Acquiror nor Merger Sub has, or has any present intention, agreement, arrangement or understanding to enter into or incur, any obligations with respect to or under any Indebtedness.

5.07          Brokers’ Fees. Except fees described on Schedule 5.07 (including the amounts owed with respect thereto), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by Acquiror or any of its Affiliates, including the Sponsor.

5.08          Acquiror SEC Reports; Financial Statements; Sarbanes-Oxley Act; Undisclosed Liabilities.

(a)            Acquiror has filed in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since November 17, 2021 (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “Acquiror SEC Reports”). None of the Acquiror SEC Reports, as of their respective dates (or, if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the Acquiror SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of Acquiror as of the respective dates thereof and the results of its operations and cash flows for the respective periods then ended.

(b)           Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror is made known to Acquiror’s principal executive officer and its principal financial officer, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. To the knowledge of Acquiror, such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act.

(c)           Acquiror has established and maintained a system of internal controls. Such internal controls are sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror’s financial statements for external purposes in accordance with GAAP.

(d)           There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e)           Neither Acquiror (including any employee thereof) nor Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror, (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror or (iii) any claim or allegation regarding any of the foregoing.

(f)            As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the Acquiror SEC Reports. To the knowledge of Acquiror, none of the Acquiror SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

5.09         Business Activities; Absence of Changes.

(a)            Since its respective incorporation, neither Acquiror nor Merger Sub has conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the Acquiror Organizational Documents, there is no agreement, commitment or Governmental Order binding upon Acquiror or Merger Sub or to which Acquiror or Merger Sub is a party that has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror or Merger Sub or any acquisition of property by Acquiror or Merger Sub or the conduct of business by Acquiror or Merger Sub as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a material adverse effect on the ability of Acquiror and Merger Sub to enter into and perform their respective obligations under this Agreement.

(b)           Except for Merger Sub, Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement, the Contracts expressly contemplated hereby and the Transactions, Acquiror has no interests, rights, obligations or liabilities with respect to, and is not party to or bound by, and does not have its assets or property subject to, in each case, whether directly or indirectly, any Contract or transaction that is, or could reasonably be interpreted as constituting, a Business Combination. Except for the transactions contemplated herein, Merger Sub does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(c)           Merger Sub was formed solely for the purpose of effecting the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and has no, and at all times prior to the Effective Time except as expressly contemplated by this Agreement will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(d)           As of the date hereof, there is no liability, debt or obligation of Acquiror or Merger Sub that would be required to be set forth or reserved for on a consolidated balance sheet of Acquiror and Merger Sub (and the notes thereto) prepared in accordance with GAAP consistently applied and in accordance with past practice, except for liabilities, debts or obligations (i) reflected or reserved for on Acquiror’s consolidated balance sheet for the quarter ended March 31, 2023 as reported on Form 10-Q or disclosed in the notes thereto (other than any such liabilities not reflected, reserved or disclosed as are not and would not be, in the aggregate, material to Acquiror and its Subsidiaries, taken as a whole), (ii) that have arisen since the date of Acquiror’s consolidated balance sheet for the quarter ended March 31, 2023 as reported on Form 10-Q in the ordinary course of the operation of business of Acquiror and its Subsidiaries, (iii) disclosed in the Schedules, including Schedule 5.09(d), or (iv) for professional fees and other Outstanding Acquiror Expenses, including with respect to legal and accounting advisors incurred by the Acquiror or its Subsidiaries in connection with the Transactions.

(e)           Neither Acquiror nor Merger Sub has any material Indebtedness.

(f)            Since the incorporation of Acquiror, there has not been any event or occurrence that has had, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their obligations under this Agreement.

5.10          Form S-4 and Proxy Statement/Prospectus. On the Effective Date, the Form S-4, and when first filed in accordance with Rule 424(b) and/or filed pursuant to Section 14A, the Proxy Statement/Prospectus (or any amendment or supplement thereto), shall comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act. On the Effective Date, the Form S-4 will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. On the date of any filing pursuant to Rule 424(b), on the date the Proxy Statement/Prospectus is first mailed to the Acquiror Stockholders and the Company Stockholders, and at the time of the Acquiror Meeting, the Proxy Statement/Prospectus (together with any amendments or supplements thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that Acquiror makes no representations or warranties as to the information contained in or omitted from the Form S-4 or the Proxy Statement/Prospectus in reliance upon and in conformity with information furnished in writing to Acquiror by or on behalf of the Company specifically for inclusion in the Form S-4 or the Proxy Statement/Prospectus.

5.11          No Outside Reliance. Notwithstanding anything contained in this Article V or any other provision hereof, each of Acquiror and Merger Sub, and each of their respective directors, officers, employees, stockholders, partners, members and representatives, acknowledges and agrees that Acquiror has made its own investigation of the Company and that neither the Company nor any of its Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Schedules or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by Acquiror or its representatives) or reviewed by Acquiror pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Acquiror or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article IV of this Agreement. Except as otherwise expressly set forth in this Agreement, Acquiror understands and agrees that any assets, properties and business of the Company and its Subsidiaries are furnished “as is”, “where is” and, except as otherwise provided in the representations and warranties contained in Article IV or any certificate delivered in accordance with Section 9.02(c), with all faults and without any other representation or warranty of any nature whatsoever.

5.12          Tax Matters.

(a)            All material Tax Returns required by Law to be filed by Acquiror and its Subsidiaries have been timely filed, and all such Tax Returns are true, correct and complete in all material respects.

(b)            All material amounts of Taxes due and owing by Acquiror and its Subsidiaries have been paid.

(c)            There are no material written Tax deficiencies outstanding, proposed or assessed against Acquiror or any of its Subsidiaries, nor has Acquiror or any of its Subsidiaries executed any agreements waiving the statute of limitations on or extending the period for the assessment or collection of any material Tax, in each case, which have not since expired.

(d)            Neither Acquiror nor its Subsidiaries is engaged in any audit or other administrative proceeding with a taxing authority or any judicial proceeding with respect to material Taxes. Neither Acquiror nor its Subsidiaries has received any written notice from a taxing authority of a dispute or claim with respect to a material amount of Taxes, other than disputes or claims that have since been resolved, and to the knowledge of Acquiror, no such claims have been threatened.

(e)            Neither Acquiror nor any of its Subsidiaries has requested or entered into a closing agreement, private letter ruling, technical advice memorandum, advance pricing agreement or similar agreement with any taxing authority that could reasonably be expected to affect the Taxes of Acquiror or any of its Subsidiaries after the Closing Date. Neither the Acquiror nor any of its Subsidiaries will be subject to any recapture, clawback, termination or similar adverse consequence with respect to any Tax incentive, holiday, credits or other Tax reduction, deferral or abatement arrangement (excluding, for the avoidance of doubt, any net operating loss) as a result of the Merger.

(f)            Neither Acquiror nor its Subsidiaries (or any predecessor thereof) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) in the prior two (2) years.

(g)           There are no Liens with respect to Taxes on any of the assets of Acquiror or its Subsidiaries, other than Permitted Liens.

(h)           No written claim has been made, and to the knowledge of Acquiror, no oral claim has been made by any Governmental Authority in a jurisdiction where Acquiror or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to Taxes by that jurisdiction in respect of Taxes that would be the subject of such Tax Return.

(i)            Neither Acquiror nor its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing or use of an improper method of accounting prior to the Closing; (ii) any written agreement with a Governmental Authority executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) prepaid amount received prior to the Closing outside of the ordinary course of business.

(j)             Neither Acquiror nor any of its Subsidiaries (i) has been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was and is the Acquiror or any of its Subsidiaries or (ii) except pursuant to customary commercial provisions in a Commercial Contract, has any liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor, by Contract or otherwise.

(k)             Neither Acquiror nor any of its Subsidiaries is a party to, or bound by, or has any obligation to any Governmental Authority or other Person under any Tax allocation, Tax sharing, or Tax indemnification agreements, other than pursuant to customary commercial provisions in a Commercial Contract. Neither the Acquiror nor its Subsidiaries has granted a power of attorney which is currently in force with respect to any material Taxes or material Tax Returns.

(l)             No amount or benefit that could be, or has been, received (whether in cash or property or the vesting of property or the cancellation of indebtedness) by any current or former employee, officer or director of Acquiror or any Subsidiary of Acquiror who is a “disqualified individual” within the meaning of Section 280G of the Code could reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.

(m)           Neither Acquiror nor any of its Subsidiaries has taken or agreed to take any action not contemplated by this Agreement and/or any related ancillary documents that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. Neither Acquiror nor any of its Subsidiaries has any knowledge of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

5.13         Capitalization.

(a)            The authorized capital stock of Acquiror consists of (i) 1,000,000 shares of preferred stock, of which no shares are issued and outstanding as of the date hereof, (ii) 100,000,000 shares of Acquiror Pre-Transaction Class A Common Stock, of which 7,643,498 shares are issued and outstanding as of the date hereof, (iii) 10,000,000 shares of Acquiror Pre-Transaction Class B Common Stock, of which 200,000 shares are issued and outstanding as of the date hereof, (iv) 7,531,250 Acquiror Private Placement Warrants issued and outstanding as of the date hereof and (v) 7,187,500 Acquiror Public Warrants issued and outstanding as of the date hereof. All of the issued and outstanding shares of Acquiror Pre-Transaction Class A Common Stock and Acquiror Pre-Transaction Class B Common Stock and all of the issued and outstanding Acquiror Warrants (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law, (iii) were not issued in breach or violation of any preemptive rights or Contract and (iv) are fully vested and not otherwise subject to a substantial risk of forfeiture within the meaning of Code Section 83, except as disclosed in the Acquiror SEC Reports with respect to certain Acquiror Stock held by the Sponsor.

(b)           Except for the Acquiror Warrants, as of the date hereof, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Acquiror Stock or the equity interests of Acquiror, or any other Contracts to which Acquiror is a party or by which Acquiror is bound obligating Acquiror to issue or sell any shares of capital stock of, other equity interests in or debt securities of, Acquiror, and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in Acquiror. Except as disclosed in the Acquiror SEC Reports or in the Acquiror Organizational Documents, there are no outstanding contractual obligations of Acquiror to repurchase, redeem or otherwise acquire any securities or equity interests of Acquiror. There are no outstanding bonds, debentures, notes or other Indebtedness of Acquiror having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Acquiror Stockholders may vote. Except as disclosed in the Acquiror SEC Reports, Acquiror is not a party to any stockholders agreement, voting agreement or registration rights agreement relating to Acquiror Stock or any other equity interests of Acquiror.

(c)            The authorized equity interests of Merger Sub consist of 1,000 shares of common stock, of which 1,000 shares are issued and outstanding and owned by Acquiror as of the date of this Agreement. All of such issued and outstanding shares (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law and (iii) were not issued in breach or violation of any preemptive rights or Contract. Except for this Agreement and the Transactions, there are (A) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for equity interests of Merger Sub, or any other Contracts to which Merger Sub is a party or by which Merger Sub is bound obligating Merger Sub to issue or sell any shares of capital stock of, other equity interests in or debt securities of, Merger Sub, and (B) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in Merger Sub. There are no outstanding contractual obligations of Merger Sub to repurchase, redeem or otherwise acquire any securities or equity interests of Merger Sub. There are no outstanding bonds, debentures, notes or other indebtedness of Merger Sub having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which Merger Sub’s stockholders may vote. Except for this Agreement and the transactions contemplated hereby, Merger Sub is not a party to any stockholders agreement, voting agreement or registration rights agreement relating to the common stock or any other equity interests of Merger Sub.

5.14          NASDAQ Quotation. The issued and outstanding shares of Acquiror Pre-Transaction Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NASDAQ under the symbol “SGII”. The issued and outstanding Acquiror Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NASDAQ under the symbol “SGIIW”. The issued and outstanding Acquiror Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NASDAQ under the symbol “SGIIU”. Except as set forth on Schedule 5.14, Acquiror is in compliance with the rules of the NASDAQ and there is no action or proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by the NASDAQ or the SEC with respect to any intention by such entity to deregister the Acquiror Pre-Transaction Class A Common Stock, Acquiror Warrants or Acquiror Units or terminate the listing of Acquiror Pre-Transaction Class A Common Stock, Acquiror Warrants or Acquiror Units on the NASDAQ. None of Acquiror, Merger Sub or their respective Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Pre-Transaction Class A Common Stock, Acquiror Warrants or Acquiror Units under the Exchange Act except as contemplated by this Agreement.

Article VI
COVENANTS OF THE COMPANY

6.01          Conduct of Business. From the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), (i) use commercially reasonable efforts to operate its business in the ordinary course consistent with past practice, to preserve the goodwill and present business relationships (contractual or otherwise) with all customers, suppliers and others having material business relationships with it and to keep available the services of its current officers and key employees and (ii) continue to accrue and collect accounts receivable, accrue and pay accounts payable and other expenses, establish reserves for uncollectible accounts and manage inventory in accordance with past custom and practice. Without limiting the generality of the foregoing, except as set forth on Schedule 6.01 or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall not, and the Company shall cause its Subsidiaries not to, during the Interim Period, except as otherwise contemplated by this Agreement:

(a)           change or amend the certificate of incorporation, bylaws or other organizational documents of the Company or any of its Subsidiaries;

(b)           (i) make, declare or pay any dividend or distribution to the Company Stockholders, (ii) effect any recapitalization, reclassification, split or other change in its capitalization, (iii) other than pursuant to the Pre-Closing PIPE Convertible Notes and the Tranche 1 Specified Convertible Notes, authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock, or issue, sell, transfer, pledge, encumber or grant any right, option or other commitment for the issuance of shares of its capital stock, or split, combine or reclassify any shares of its capital stock or (iv) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of its capital stock or other equity interests;

(c)           enter into, assume, assign, partially or completely amend or modify any material term of or terminate (excluding any expiration in accordance with its terms) any Contract of a type required to be listed on Schedule 4.13(a), any lease related to the Leased Real Property or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which the Company or any of its Subsidiaries is a party or by which it is bound, other than entry into such agreements in the ordinary course of business consistent with past practice or as required by Law;

(d)           sell, transfer, lease, pledge or otherwise encumber, abandon, cancel or convey or dispose of any assets, properties or business of the Company or any of its Subsidiaries, except for sales or dispositions of obsolete or worthless assets or sales of items or materials in an amount not in excess of $150,000 in the aggregate, other than sales or leases of assets to customers in the ordinary course of business;

(e)           except as otherwise required by Law or existing Company Benefit Plans, policies or Contracts of the Company or its Subsidiaries in effect on the date of this Agreement, (i) grant any material increase in compensation, benefits or severance to any employee or manager of the Company or its Subsidiaries, except in the ordinary course of business consistent with past practice for any employee of the Company with annual base compensation less than $150,000, (ii) adopt, enter into or materially amend any Company Benefit Plan other than in the ordinary course of business with respect to annual renewals, (iii) grant or provide any material bonus, severance or termination payments or benefits to any employee or director of the Company or its Subsidiaries, except in connection with the promotion, hiring or firing of any employee (to the extent permitted by clause (iv) of this paragraph) in the ordinary course of business consistent with past practice, or (iv) hire any employee of the Company or its Subsidiaries or any other individual who is providing or will provide services to the Company or its Subsidiaries other than any employee with annual base compensation of less than $150,000 in the ordinary course of business consistent with past practice;

(f)            (i) fail to maintain its existence, (ii) acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all of the assets of or a controlling equity interest in, any corporation, partnership, association, joint venture or other business organization or division thereof, (iii) make any acquisition of any assets, business, equity interests or other properties in excess of $1,000,000 in the aggregate, (iv) sell, transfer, license, assign, fail to maintain or otherwise dispose of or encumber any of the material assets or Intellectual Property pertaining to the business of the Company or any of its Subsidiaries with a value in excess of $150,000, or acquire any assets in excess of $150,000, other than (A) non-exclusive licenses of Intellectual Property granted in the ordinary course of business (B) assignments of Intellectual Property developed in the course of providing engineering, development or similar services to any Subsidiary or customer of the Company, and (C) the expiration of Intellectual Property in accordance with the applicable statutory term, or (v) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

(g)           make any capital expenditures (or commitment to make any capital expenditures) that in the aggregate exceed $1,000,000, other than any capital expenditure (or series of related capital expenditures) consistent in all material respects with the Company’s annual capital expenditure budget for periods following the date hereof, made available to Acquiror;

(h)           make any loans or advances to any Person, except for advances to employees or officers of the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice;

(i)             make or change any material Tax election or adopt or change any material Tax accounting method, file any amendment to any income Tax Return or other material Tax Return, enter into any agreement with a Governmental Authority with respect to Taxes, settle or compromise any claim or assessment in respect of material Taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of a material amount of Taxes, or enter into any Tax sharing or similar agreement, in each case if such election, change, amendment, agreement, settlement, consent or other action could, individually or in the aggregate, have the effect of materially increasing the present or future Tax liability or materially decreasing any present or future Tax asset of Acquiror and its Affiliates (including the Company and its Subsidiaries) after the Closing;

(j)            take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Intended Tax Treatment;

(k)           enter into any agreement that restricts the ability of the Company or any of its Subsidiaries to engage or compete in any line of business, or enter into any agreement that restricts the ability of the Company or any of its Subsidiaries to enter into a new line of business;

(l)            enter into, renew or amend in any material respect any Affiliate Agreement;

(m)          waive, release, compromise, settle or satisfy any pending or threatened Action or compromise or settle any liability, other than in the ordinary course of business or that otherwise do not exceed $150,000 in the aggregate;

(n)           (i) incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness or (ii) amend, restate or modify any terms of or any agreement with respect to any outstanding Indebtedness;

(o)           make any change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except insofar as may have been required by a change in GAAP or Law;

(p)           voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage maintained with respect to the Company and its Subsidiaries and their assets and properties as of the date hereof; or

(q)           enter into any agreement to do any action prohibited under this Section 6.01.

6.02          Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or its Subsidiaries by third parties that may be in the Company’s or its Subsidiaries’ possession from time to time, and except for any information that in the opinion of legal counsel of the Company would result in the loss of attorney-client privilege or other privilege from disclosure, the Company shall, and shall cause its Subsidiaries to, afford to Acquiror and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of the Company and its Subsidiaries, to all of their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Company and its Subsidiaries, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries that are in the possession of the Company or its Subsidiaries as such Representatives may reasonably request. The parties hereto shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by Acquiror, Merger Sub and their respective Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.

6.03          Regulatory Approvals. The Company shall promptly furnish to Acquiror copies of any notices or written communications received by the Company or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated by this Agreement, and the Company shall permit counsel to Acquiror an opportunity to review in advance, and the Company shall consider in good faith the views of such counsel in connection with, any proposed written communications by the Company and/or its Affiliates to any Governmental Authority concerning the transactions contemplated by this Agreement. The Company agrees to provide, to the extent permitted by the applicable Governmental Authority, Acquiror and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between the Company and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.

6.04          Termination of Certain Agreements. On and as of the Closing, the Company shall take all actions necessary to cause the Contracts listed on Schedule 6.04 to be terminated without any further force and effect and without any cost or other liability or obligation to the Company or any of its Subsidiaries, and there shall be no further obligations of any of the relevant parties thereunder following the Closing.

6.05          No Acquiror Stock Transactions. From and after the date hereof until the Effective Time, except as otherwise contemplated by this Agreement, (a) neither the Company nor any of its Subsidiaries or controlling Affiliates shall, directly or indirectly, engage in any transactions involving the securities of Acquiror without the prior consent of Acquiror, and (b) neither Acquiror nor any of its Subsidiaries or controlling Affiliates shall, directly or indirectly, engage in any transactions involving the securities of the Company without the prior consent of the Company. Each of the Company and Acquiror shall use commercially reasonable efforts to require their respective Subsidiaries and controlling Affiliates to comply with the foregoing sentence.

6.06           No Claim Against the Trust Account. The Company acknowledges that it has read Acquiror’s final prospectus, dated November 17, 2021, and other Acquiror SEC Reports, the Acquiror Organizational Documents and the Trust Agreement and understands that Acquiror has established the Trust Account described therein for the benefit of Acquiror’s public stockholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. The Company further acknowledges that, if the transactions contemplated by this Agreement or, in the event of termination of this Agreement, another Business Combination are not consummated by August 19, 2023 or such later date as approved by the shareholders of Acquiror to complete a Business Combination, Acquiror will be obligated to return to its stockholders the amounts being held in the Trust Account. Accordingly, the Company, on behalf of itself and its Affiliates, hereby waives any past, present or future claim of any kind against, and any right to access, the Trust Account, any trustee of the Trust Account and Acquiror to collect from the Trust Account any monies that may be owed to them by Acquiror or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever. This Section 6.06 shall survive the termination of this Agreement for any reason.

6.07          Company Stockholder Consent; Company Information Statement.

(a)            Promptly, but in no event later than seven (7) days, following the execution of this Agreement, the Company shall deliver to Acquiror a written consent in substantially the form attached hereto as Exhibit I (the “Company Stockholder Consent”), executed by Company Stockholders holding a number of shares of Company Stock constituting the Requisite Company Approval, pursuant to which, among other things, such Company Stockholders approve and adopt this Agreement and the transactions contemplated hereby, including the Merger, in each case, in accordance with the DGCL and the certificate of incorporation, bylaws or other organizational documents of the Company.

(b)            Promptly following, but in no event later than twenty (20) days, following the execution of this Agreement, the Company shall (i) deliver to each Company Stockholder that did not execute and deliver the Company Stockholder Consent pursuant to Section 6.07(a) the notices and information required by the DGCL (including a copy of Section 262 of the DGCL), together with any other information, documents and notices required by the DGCL or any other applicable laws or by the certificate of incorporation, bylaws or other organizational documents of the Company, and (ii) file, in accordance with the rules and regulations of the Exchange Act, including Regulation 14C and Schedule 14C thereunder, an information statement (the “Company Information Statement,” and together with all notices and information described in the immediately preceding clause (i), the “Stockholder Materials”). The Company shall afford Acquiror the opportunity to review and comment upon the Stockholder Materials prior to them being filed or delivered to such Company Stockholders and the Stockholder Materials shall be reasonably satisfactory in form and substance to Acquiror. The Company covenants and agrees to ensure that the Stockholder Materials comply in all respects with the DGCL, the Securities Act, the Exchange Act and other applicable Laws and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(c)            Each of Acquiror and the Company shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Company Information Statement. Each of Acquiror and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) any response to comments of the SEC or its staff with respect to the Company Information Statement and any amendment filed in response thereto. If either Acquiror or the Company becomes aware that any information contained in the Company Information Statement shall have become false or misleading in any material respect or that the Company Information Statement is required to be amended in order to comply with applicable Law, then (i) such party shall promptly inform the other and (ii) Acquiror and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) an amendment or supplement to the Company Information Statement. Acquiror and the Company shall use reasonable best efforts to cause the Company Information Statement, as so amended or supplemented, to be filed with the SEC and to be delivered to the Company Stockholders, pursuant to applicable Law. Each of the Company and Acquiror shall provide the other party with copies of any written comments, and shall inform such other party of any oral comments, that Company receives from the SEC or its staff with respect to the Company Information Statement promptly after the receipt of such comments and shall give the other party a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff. Each of Acquiror and the Company shall use reasonable best efforts to cause the Company Information Statement to comply with the rules and regulations promulgated by the SEC.

6.08          Proxy Solicitation; Other Actions.

(a)               The Company agrees to use commercially reasonable efforts to promptly provide Acquiror with such information as is required to be included in the Proxy Statement/Prospectus, including, without limitation, unaudited interim period financial information and the information required by Regulation S-K, including a technical report complying with the requirements of Item 1300 of Regulation S-K. The Company shall be available to, and the Company and its Subsidiaries shall use reasonable best efforts to make their officers and employees available to, in each case, during normal business hours and upon reasonable advance notice, Acquiror and its counsel in connection with the drafting of the Proxy Statement/Prospectus and responding in a timely manner to comments on the Proxy Statement/Prospectus from the SEC. Without limiting the generality of the foregoing, the Company shall reasonably cooperate with Acquiror in connection with the preparation for inclusion in the Proxy Statement/Prospectus of any required pro forma financial statements in compliance with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC).

(b)               From and after the date on which the Proxy Statement/Prospectus is mailed to the Acquiror Stockholders, the Company will give Acquiror prompt written notice of any action taken or not taken by the Company or any of its Subsidiaries or of any development regarding the Company or any of its Subsidiaries, in any such case that is known by the Company, that would cause the Proxy Statement/Prospectus to contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided that if any such action shall be taken or fail to be taken or such development shall otherwise occur, Acquiror and the Company shall cooperate fully to cause to promptly be made an amendment or supplement to the Proxy Statement/Prospectus or, to the extent required by Securities Laws, a post-effective amendment to the Form S-4, such that the Form S-4 and the Proxy Statement/Prospectus no longer contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided further, however, that no information received by Acquiror pursuant to this Section 6.08 shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information, and no such information shall be deemed to change, supplement or amend the Schedules.

6.09          Company Public Filings. From the date hereof through the Closing, the Company will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

6.10          Specified Compliance Measures. Prior to the S-4 being declared effective under the Securities Act, the Company shall take all actions necessary to (a) establish and maintain disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) that are (i) designed to ensure that material information relating to the Company is made known to the Company’s principal executive officer and its principal financial officer, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared, and (ii) to the knowledge of the Company, effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic reports required under the Exchange Act; and (b) establish and maintain systems of internal accounting controls that provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization, and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Company and its Subsidiaries’ assets (the actions described in the foregoing clauses (a) and (b), collectively, the “Specified Compliance Measures”).

Article VII
COVENANTS OF ACQUIROR AND MERGER SUB

7.01          Regulatory Approvals. Acquiror shall promptly furnish to the Company copies of any notices or written communications received by Acquiror or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated by this Agreement, and Acquiror shall permit counsel to the Company an opportunity to review in advance, and Acquiror shall consider in good faith the views of such counsel in connection with, any proposed written communications by Acquiror and/or its Affiliates to any Governmental Authority concerning the transactions contemplated by this Agreement. Acquiror agrees to provide the Company and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between Acquiror and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.

7.02          Indemnification and Insurance.

(a)               From and after the Effective Time, Acquiror and the Surviving Company agree that they shall indemnify and hold harmless each present and former director and officer of the Company and Acquiror and each of their respective Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company, Acquiror or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and required under its respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or other organizational documents in effect on the date hereof to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall, and shall cause the Surviving Company and its Subsidiaries to, (i) maintain for a period of not less than six (6) years from the Effective Time provisions in its certificate of incorporation, certificate of formation, bylaws, limited liability company agreement and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the Surviving Company’s and its Subsidiaries’ current and former officers and directors that are no less favorable to those Persons than the provisions of the certificate of incorporation, certificate of formation, bylaws, limited liability company agreement and other organizational documents of the Company, Acquiror or their respective Subsidiaries, as applicable, in each case, as of the date hereof and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Acquiror shall assume, and be liable for, and shall cause the Surviving Company and its Subsidiaries to honor, each of the covenants in this Section 7.02.

(b)               Acquiror or the Surviving Company shall purchase on the Closing Date and maintain in effect for a period of six (6) years after the Effective Time, without lapses in coverage, a six (6)-year “tail” policy covering those Persons who are currently covered by the Company’s or its Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Acquiror or its Representatives) as of the date hereof with respect to matters occurring on or prior to the Effective time (the “D&O Tail Insurance Policy”). The D&O Tail Insurance Policy shall contain terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the current insurance coverage as of the date of this Agreement.

(c)               Notwithstanding anything contained in this Agreement to the contrary, this Section 7.02 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on Acquiror and the Surviving Company and all successors and assigns of Acquiror and the Surviving Company. In the event that Acquiror or the Surviving Company or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Acquiror and the Surviving Company shall ensure that proper provision shall be made so that the successors and assigns of Acquiror or the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 7.02.

7.03          Conduct of Acquiror During the Interim Period.

(a)               During the Interim Period, except as set forth on Schedule 7.03 or as contemplated by this Agreement or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), each of Acquiror and Merger Sub shall not, and each shall not permit any of its Subsidiaries to:

(i)                 change, modify or amend the Trust Agreement, the Acquiror Organizational Documents or the certificate of incorporation or bylaws of Merger Sub;

(ii)              (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Acquiror or Merger Sub; (B) split, combine or reclassify any capital stock of, or other equity interests in, Acquiror or Merger Sub; or (C) other than in connection with the Offer or as otherwise required by Acquiror’s Organizational Documents in order to consummate the transactions contemplated hereby, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Acquiror or Merger Sub;

(iii)            make or change any material Tax election or adopt or change any material Tax accounting method, file any amendment to any income Tax Return or other material Tax Return, enter into any agreement with a Governmental Authority with respect to Taxes, settle or compromise any claim or assessment in respect of material Taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of a material amount of Taxes, or enter into any Tax sharing or similar agreement, in each case if such election, change, amendment, agreement, settlement, consent or other action could, individually or in the aggregate, have the effect of materially increasing the present or future Tax liability or materially decreasing any present or future Tax asset of Acquiror, the Company, the Surviving Company or their respective Affiliates and Subsidiaries after the Closing;

(iv)             take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Intended Tax Treatment;

(v)               enter into, renew or amend in any material respect any transaction or Contract with an Affiliate of Acquiror or Merger Sub (including, for the avoidance of doubt, (x) the Sponsor and (y) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of five percent (5%) or greater);

(vi)             waive, release, compromise, settle or satisfy any pending or threatened material Action or compromise or settle any material liability;

(vii)          incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness;

(viii)        incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any material liabilities, debts or obligations, other than such material liabilities, debts or obligations as are (A) expressly contemplated by this Agreement, including those incurred or arising under the Contracts set forth on Schedule 5.07, or (B) incurred in support of the Transactions; or

(ix)             (A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Acquiror or Merger Sub or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than in connection with the exercise of any Acquiror Warrants outstanding on the date hereof or (B) amend, modify or waive any of the terms or rights set forth in, any Acquiror Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein.

(b)               During the Interim Period, Acquiror shall, and shall cause its Subsidiaries (including Merger Sub) to, comply with and continue performing under, as applicable, the Acquiror Organizational Documents, the Trust Agreement and all other agreements or Contracts to which Acquiror or its Subsidiaries may be a party.

7.04          Trust Account and Other Closing Payments. Prior to or at the Closing (subject to the satisfaction or waiver of the conditions set forth in Article IX), Acquiror shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement and to be applied as follows:

(a)               First, for the redemption of any shares of Acquiror Stock in connection with the Offer;

(b)               Second, for the payment of the (i) Outstanding Acquiror Expenses pursuant to Section 3.07(b) and (ii) the payment of the premium for the D&O Tail Insurance Policy pursuant to Section 7.02(b);

(c)               Third, for the payment of Outstanding Company Expenses pursuant to Section 3.07(a); and

(d)               Fourth, the balance of the assets in the Trust Account, if any, after payment of the amounts required under the foregoing clauses (a) - (c), to be disbursed to Acquiror or the Surviving Company.

7.05          Director and Officer Appointments. Except as otherwise agreed in writing by the Company and Acquiror prior to the Closing, and conditioned upon the occurrence of the Closing, Acquiror shall take all actions necessary or appropriate to cause (a) all of the members of the Acquiror Board to resign effective as of the Closing, unless and to the extent otherwise agreed by Acquiror and the Company, (b) the number of directors constituting the Acquiror Board shall be seven (7) directors of which (x) two (2) directors shall be designated by Acquiror and (y) five (5) directors shall be designated by the Company prior to the Closing and (c) the individuals designated by Acquiror and the Company pursuant to the immediately preceding clauses (x) and (y) to be elected as members of the Acquiror Board, effective as of the Closing. Except as otherwise specified in writing by the Company to Acquiror prior to the Closing, and conditioned upon the occurrence of the Closing, Acquiror and the Acquiror Board shall take all actions necessary or appropriate to cause (i) all of the officers of Acquiror to resign effective as of the Closing and (ii) the individuals mutually agreed upon by Acquiror and the Company to be appointed as the officers of Acquiror in the positions agreed upon by Acquiror and the Company, effective as of the Closing.

7.06          Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to Acquiror or any of its Subsidiaries by third parties that may be in Acquiror’s or its Subsidiaries’ possession from time to time, and except for any information that in the opinion of legal counsel of Acquiror would result in the loss of attorney-client privilege or other privilege from disclosure, Acquiror and Merger Sub shall, and shall cause their Subsidiaries to, afford to the Company and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, to all of their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of Acquiror and Merger Sub and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of Acquiror and Merger Sub that are in the possession of Acquiror or Merger Sub, as such Representatives may reasonably request. The parties hereto shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by the Company and its Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.

7.07          Stock Exchange Listing.

(a)               From the date hereof through the Closing, Acquiror shall use reasonable best efforts to ensure that Acquiror remains listed as a public company on an Approved Stock Exchange.

(b)               Acquiror shall use reasonable best efforts to cause the Acquiror Common Stock to be issued in connection with the Merger and the Acquiror Common Stock underlying the Exchanged Warrants to be approved for listing on the NASDAQ as promptly as practicable following the issuance thereof, subject to official notice of issuance, prior to the Closing Date.

7.08          Acquiror Public Filings. From the date hereof through the Closing, Acquiror will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

7.09          Incentive Equity Plan(a). Prior to the Closing Date, Acquiror Board shall approve and adopt, a management long-term incentive equity plan in form and substance mutually satisfactory to the parties (the “LTIP”), which in no event shall be comprised of less than ten percent (10%) of the aggregate number of shares of Acquiror Common Stock that will be outstanding as of immediately after the Closing, calculated on a fully-diluted basis (but not giving effect to the number of shares to be reserved under the LTIP).

7.10          Amendments to Acquiror Organizational Documents. On the Closing Date, Acquiror shall amend and restate, effective as of immediately prior to the Effective Time, its amended and restated certificate of incorporation and bylaws, respectively, in the forms of (a) the Second Amended and Restated Certificate of Incorporation of Acquiror, substantially in the form attached hereto as Exhibit H-1 (the “Acquiror A&R Certificate of Incorporation”), which provides, among other things, (i) the change of the Acquiror’s name to “American Battery Materials, Inc.” (ii) a single class of Acquiror Common Stock and (iii) an increase in the number of Acquiror’s authorized shares of Acquiror Common Stock, and (b) the Amended and Restated Bylaws of Acquiror, substantially in the form attached hereto as Exhibit H-2 (the “Acquiror A&R Bylaws”).

7.11          Section 16 Matters. Prior to the Closing, the Acquiror Board, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Acquiror Common Stock pursuant to this Agreement and the other agreements contemplated hereby by any person owning securities of the Company who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of the Surviving Company following the Closing shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

Article VIII
JOINT COVENANTS

8.01          Support of Transaction. Without limiting any covenant contained in Article VI or Article VII, including the obligations of the Company and Acquiror with respect to the notifications, filings, reaffirmations and applications described in Section 6.03 and Section 7.01, respectively, which obligations shall control to the extent of any conflict with the succeeding provisions of this Section 8.01, Acquiror and the Company shall each, and shall each cause their respective Subsidiaries to: (a) use commercially reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the transactions contemplated hereby; (b) use commercially reasonable efforts to obtain all material consents and approvals of third parties that any of Acquiror, the Company or their respective Affiliates are required to obtain in order to consummate the Merger, including any required approvals of parties to material Contracts with the Company or its Subsidiaries; and (c) take such other action as may reasonably be necessary or as another party hereto may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the transactions contemplated hereby as soon as practicable. Notwithstanding the foregoing, in no event shall Acquiror, Merger Sub, the Company or the Company’s Subsidiaries be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which the Company or any of its Subsidiaries is a party or otherwise in connection with the consummation of the Merger.

8.02          Preparation of Form S-4 & Proxy Statement/Prospectus; Acquiror Meeting.

(a)               As promptly as practicable following the execution and delivery of this Agreement, Acquiror and the Company shall use reasonable best efforts to prepare and mutually agree upon (such agreement not to be unreasonably withheld or delayed), and Acquiror shall use reasonable best efforts to file, or cause to be filed, with the SEC, the Form S-4 (it being understood that the Form S-4 shall include the Proxy Statement/Prospectus, which will be included therein as a prospectus and which will be used as a proxy statement for the Acquiror Meeting with respect to the Proposals (as defined below). Each of Acquiror and the Company shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Form S-4 and the Proxy Statement/Prospectus. Promptly after the Form S-4 is declared effective under the Securities Act, Acquiror will cause the Proxy Statement/Prospectus to be mailed to Acquiror Stockholders.

(b)               Each of Acquiror and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) any response to comments of the SEC or its staff with respect to the Form S-4 or Proxy Statement/Prospectus and any amendment to the Form S-4 or Proxy Statement/Prospectus filed in response thereto. If either Acquiror or the Company becomes aware that any information contained in the Form S-4 or Proxy Statement/Prospectus shall have become false or misleading in any material respect or that the Form S-4 or Proxy Statement/Prospectus is required to be amended in order to comply with applicable Law, then (i) such party shall promptly inform the other and (ii) Acquiror and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) an amendment or supplement to the Form S-4 and Proxy Statement/Prospectus. Acquiror and the Company shall use reasonable best efforts to cause the Proxy Statement/Prospectus, as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of shares of Acquiror Common Stock, as applicable, in each case, pursuant to applicable Law and subject to the terms and conditions of this Agreement and the Acquiror Organizational Documents. Each of the Company and Acquiror shall provide the other party with copies of any written comments, and shall inform such other party of any oral comments, that Acquiror receives from the SEC or its staff with respect to the Form S-4 or Proxy Statement/Prospectus promptly after the receipt of such comments and shall give the other party a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff. Each of Acquiror and the Company shall use reasonable best efforts to cause the Form S-4 and the Proxy Statement/Prospectus to comply with the rules and regulations promulgated by the SEC, to have the Form S-4 declared effective as promptly as practicable after it is filed with the SEC and to keep the Form S-4 effective through the Closing in order to permit the consummation of the transactions contemplated hereby.

(c)               Acquiror shall file the Proxy Statement on Schedule 14A in accordance with the rules and regulations of the Exchange Act. Acquiror agrees to include provisions in the Proxy Statement, and to take reasonable action related thereto, with respect to (i) the approval of (A) change of Acquiror’s name to “American Battery Materials Inc.”, (B) the Acquiror A&R Certificate of Incorporation and (C) the Acquiror A&R Bylaws (the “Amendment Proposal”), (ii) the adoption and approval of this Agreement and the Merger (the “Transaction Proposal”), (iii) the election of directors effective as of the Closing (the “Director Election Proposal”), (iv) the approval of the LTIP effective as of the Closing (the “Equity Plan Proposal”), (v) the approval of the issuance of the Per Share Merger Consideration (the “Issuance Proposal”), and (vi) the approval of any other proposals reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the transactions contemplated hereby (together with the Amendment Proposal, the Transaction Proposal, the Director Election Proposal, the Equity Plan Proposal and the Issuance Proposal, collectively, the “Proposals”). Without the prior written consent of the Company, the Proposals shall be the only matters (other than procedural matters) that Acquiror shall propose to be acted on by Acquiror Stockholders at the Acquiror Meeting.

(d)               Acquiror shall use reasonable best efforts to, as promptly as practicable (and in any event, within seven (7) Business Days after the SEC Clearance Date), (i) cause the Proxy Statement/Prospectus to be disseminated to Acquiror Stockholders in compliance with applicable Law, (ii) establish the record date for, duly call, give notice of, convene and hold the Acquiror Meeting in accordance with the DGCL for a date no later than fifteen (15) days following the SEC Clearance Date and (iii) solicit proxies from the holders of Acquiror Stock to vote in favor of each of the Proposals. Acquiror shall, through the Acquiror Board, recommend to Acquiror Stockholders that they approve the Proposals and shall include such recommendation in the Proxy Statement/Prospectus. Notwithstanding the foregoing provisions of this Section 8.02(d), if on a date for which the Acquiror Meeting is scheduled, Acquiror has not received proxies representing a sufficient number of shares of Acquiror Stock to obtain the Acquiror Stockholder Approval, whether or not a quorum is present, Acquiror shall have the right to make one or more successive postponements or adjournments of the Acquiror Meeting, provided that the Acquiror Meeting (x) is not postponed or adjourned to a date that is more than forty-five (45) days after the date for which the Acquiror Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) and (y) is held no later than three (3) Business Days prior to the Termination Date.

8.03          Company Exclusivity.

(a)               During the Interim Period, the Company shall not take, nor shall it permit any of its Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate or engage in discussions or negotiations with, or enter into any agreement with, or encourage, or provide information to, any Person (other than Acquiror, Merger Sub and/or any of their Affiliates) concerning any Acquisition Transaction. Notwithstanding anything to the contrary in this Agreement, the Company may (i) seek to clarify and understand the terms and conditions of any bona fide, unsolicited written Acquisition Proposal made by any person or group after the date hereof that did not result from a material breach of this Agreement to determine whether such Acquisition Proposal constitutes or would reasonably be likely to lead to a Superior Proposal, if consummated, if the Company Board (A) shall have determined in good faith, after consultation with its outside legal counsel and financial advisor, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal and (B) shall have determined in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable Law and (ii) inform any person or group making any bona fide, unsolicited written Acquisition Proposal of the provisions of this Section 8.03. The Company shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, an Acquisition Transaction.

(b)               In addition to the obligations set forth in Section 8.03(a), the Company shall as promptly as practicable (and in any event within twenty-four (24) hours) notify Acquiror of the receipt of any Acquisition Proposal. Such notice to Acquiror shall indicate the material terms and conditions of such Acquisition Proposal, including copies of any written Acquisition Proposal (provided, that such notice need not include the identity (or other identifying information) of the person making the Acquisition Proposal). The Company shall thereafter keep Acquiror reasonably informed as promptly as practicable (and in any event within twenty-four (24) hours) of any material developments affecting the terms and conditions of any such Acquisition Proposal.

(c)               Neither the Company Board nor any committee thereof shall: (i) fail to include the Company Board Recommendation in the Company Information Statement when disseminated to the Company Stockholders; (ii) withhold, withdraw, amend, qualify or modify or publicly propose to withhold, withdraw, amend, qualify or modify, in each case in a manner adverse to Acquiror or Merger Sub, the Company Board Recommendation; (iii) adopt, approve, recommend or declare advisable any Acquisition Proposal (other than those relating to the Merger); or (iv) resolve, agree or publicly propose to take any such actions (each such foregoing action or failure to act in clauses (i) through (iv) being referred to herein as a “Change in Company Board Recommendation”).

8.04          Acquiror Exclusivity.

(a)               During the Interim Period, neither Acquiror nor Merger Sub shall take, nor shall they permit any of their respective Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than the Company and/or any of its Affiliates), concerning, relating to or which is intended to give rise to or result in, any offer, inquiry, proposal or indication of interest, whether written or oral, relating to any Business Combination other than with the Company, the Company Stockholders and their respective Affiliates and Representatives (a “Business Combination Proposal”). Each of Acquiror and Merger Sub shall, and each shall cause its respective Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to a Business Combination Proposal.

(b)               Except as set forth in Section 8.04(c), neither the Acquiror Board nor any committee thereof shall: (i) fail to include the Acquiror Board Recommendation in the Proxy Statement/Prospectus when disseminated to the Acquiror Stockholders (and at all times thereafter prior to receipt of the Acquiror Stockholder Approval); (ii) withhold, withdraw, amend, qualify or modify or publicly propose to withhold, withdraw, amend, qualify or modify, in each case in a manner adverse to the Company, the Acquiror Board Recommendation; or (iii) resolve, agree or publicly propose to take any such actions (each such foregoing action or failure to act in clauses (i) through (iii) being referred to herein as a “Change in Acquiror Board Recommendation”).

(c)               Notwithstanding any provision of Section 8.04(b), at any time prior to the receipt of the Acquiror Stockholder Approval, but not after, the Acquiror Board may: (i) make a Change in Acquiror Board Recommendation in connection with an Acquiror Intervening Event if the Acquiror Board determines in good faith, after consultation with its outside legal counsel, that failure to do so would be inconsistent with its fiduciary obligations under applicable Law; provided, however, that prior to making such Change in Acquiror Board Recommendation, (A) Acquiror shall provide the Company with written notice of its intention to take such action at least three (3) Business Days in advance of taking such action, specifying the reasons for the Acquiror Board’s intention (it being understood that any material development with respect to an Acquiror Intervening Event shall require a new notice), (B) Acquiror shall and shall direct its Representatives to negotiate in good faith with the Company during such three (3) Business Day period, to the extent the Company wishes to negotiate, to enable the Company to propose revisions or modifications to the terms of this Agreement such that it would permit the Acquiror Board not to make a Change in Acquiror Board Recommendation pursuant to this Section 8.03(b) and (C) at the end of such three (3) Business Day period, the Acquiror Board shall consider in good faith any revisions or modifications to the terms of this Agreement proposed in writing by the Company, and determine in good faith, after consultation with its outside legal counsel and taking into account such revisions or modifications, whether the Acquiror Board’s failure to make a Change in Acquiror Board Recommendation would continue to be inconsistent with its fiduciary duties under applicable Law.

(d)               Nothing contained in this Section 8.04 shall prohibit Acquiror or the Acquiror Board or any committee thereof from: (i) taking and disclosing to the stockholders of Acquiror a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer); (ii) making any disclosure to the Acquiror Stockholders if the Acquiror Board determines in good faith, after consultation with its outside legal counsel, that failure to do so would be inconsistent with its fiduciary obligations under applicable Law; or (iii) making any “stop-look-and-listen” communication to its stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communications to its stockholders).

8.05          Tax Matters.

(a)               Transfer Taxes. Notwithstanding anything to the contrary contained herein, all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Merger and the other transactions contemplated hereby shall be borne by the Surviving Company. The Surviving Company shall, at its own expense, file all necessary Tax Returns with respect to all such Taxes, and shall timely pay (or cause to be timely paid) to the applicable Governmental Authority such Taxes. The parties agree to reasonably cooperate to (i) sign and deliver such resale and other certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce) any such Taxes and (ii) prepare and file (or cause to be prepared and filed) all Tax Returns in respect of any such Taxes.

(b)               Reorganization Treatment.

(i)                 Acquiror, Merger Sub and the Company intend that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Acquiror, Merger Sub and the Company shall, and shall cause its respective Affiliates to, use its reasonable best efforts to so qualify and shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise) such treatment unless required to do so by applicable Law or as required in good faith to settle a dispute with a Governmental Authority. Each of the parties hereto agrees to promptly notify all other parties hereto of any challenge to the Intended Tax Treatment by any Governmental Authority.

(ii)              The Company, Acquiror and Merger Sub hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

(c)               FIRPTA Certificate. At or prior to the Closing, the Company shall have delivered to Acquiror a certificate and notice pursuant to Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h)(2) certifying that the Company has not been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) during the five (5)-year prior ending on the Closing Date and notifying the U.S. Internal Revenue Service of the same, in a form reasonably acceptable to Acquiror.

8.06          Confidentiality; Publicity.

(a)               Acquiror acknowledges that the information being provided to it in connection with this Agreement and the consummation of the transactions contemplated hereby are subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. At the Effective Time, the Confidentiality Agreement shall terminate with respect to information relating to the Company and its Subsidiaries.

(b)               None of Acquiror, the Company or any of their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the transactions contemplated hereby, or any matter related to the foregoing, without first obtaining the prior consent of the Company or Acquiror, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law or legal process (including pursuant to the Securities Law or the rules of any national securities exchange), in which case Acquiror or the Company, as applicable, shall use its commercially reasonable efforts to coordinate such announcement or communication with the other party prior to announcement or issuance; provided, however, that, each party hereto and its Affiliates may make non-public announcements regarding this Agreement and the transactions contemplated hereby to their Affiliates’ respective directors, officers, employees, direct and indirect limited partners and investors without the consent of any other party hereto; and provided, further, that, subject to Section 6.02 and this Section 8.06, the foregoing shall not prohibit any party hereto from communicating with third parties to the extent necessary for the purpose of seeking any third-party consent.

8.07          Support Agreements; Registration Rights Agreement; Sponsor Earnout Agreement. Immediately following the date of this Agreement (and in any event on the same day as the execution of this Agreement), (i) the Company shall deliver, or cause to be delivered, to Acquiror (A) the Stockholder Support Agreement duly executed by each Key Company Stockholder, and (B) the Registration Rights Agreement duly executed by each Key Company Stockholder, and (ii) Acquiror shall deliver, or cause to be delivered, to the Company the Sponsor Support Agreement and the Registration Rights Agreement, in each case, duly executed by Sponsor. As promptly as practicable following the date of this Agreement, and in any event prior to the S-4 being declared effective under the Securities Act, (x) the Company shall deliver, or cause to be delivered, to Acquiror the Sponsor Earnout Agreement, duly executed by the Company, and (y) Acquiror shall deliver, or cause to be delivered, to the Company the Sponsor Earnout Agreement, duly executed by Acquiror and the Sponsor.

8.08          Post-Closing Cooperation; Further Assurances. Following the Closing, each party hereto shall, on the request of any other party hereto, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement and the transactions contemplated hereby.

Article IX
CONDITIONS TO OBLIGATIONS

9.01          Conditions to Obligations of All Parties. The obligations of the parties hereto to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such parties:

(a)               All necessary permits, approvals, clearances, and consents of or filings with any Regulatory Consent Authorities shall have been procured or made, as applicable.

(b)               There shall not be in force any Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions.

(c)               The Offer shall have been completed in accordance with the terms hereof and the Proxy Statement/Prospectus.

(d)               Acquiror shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the closing of the Offer and prior to the Merger.

(e)               The Form S-4 shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC that remains in effect with respect to the Form S-4 and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC that remains pending.

(f)                The Company Stockholder Consent shall have been obtained.

(g)               The Acquiror Stockholder Approval shall have been obtained.

9.02          Conditions to Obligations of Acquiror and Merger Sub. The obligations of Acquiror and Merger Sub to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror:

(a)               Representations and Warranties.

(i)                 Each of the representations and warranties of the Company contained in the first sentence of Section 4.01(a) (Due Incorporation), Section 4.03 (Due Authorization), Section 4.06(d) (Capitalization), and Section 4.17 (Brokers’ Fees) (collectively, the “Company Specified Representations”), in each case, shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the Closing Date, as if made anew at and as of that time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(ii)              The representations and warranties of the Company contained in Sections 4.06(a), (b), (c), (e) and (f) (Capitalization) shall be true and correct other than de minimis inaccuracies, as of the Closing Date, as if made anew at and as of that time.

(iii)            The representations and warranties of the Company contained in Section 4.01(b) (Due Incorporation) and Section 4.21(a) (No Material Adverse Effect) shall be true and correct as of the Closing Date, as if made anew at and as of that time.

(b)               Each of the representations and warranties of the Company contained in this Agreement (other than the Company Specified Representations and the representations and warranties contained in Section 4.01(b) (Due Incorporation), Sections 4.06(a), (b), (c), (e) and (f) (Capitalization), and Section 4.21(a) (No Material Adverse Effect)) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Material Adverse Effect.

(c)               Each of the covenants of the Company to be performed as of or prior to the Closing shall have been performed in all material respects.

(d)               The Company shall have implemented to Acquiror’s satisfaction each of the Specified Compliance Measures.

(e)               The Company shall have delivered to Acquiror a certificate signed by an officer of the Company, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.02(a), Section 9.02(b), Section 9.02(c) and Section 9.02(d) have been fulfilled.

(f)                All directors of the Company (other than those listed on Schedule 2.05) shall have executed and delivered to Acquiror letters of resignation resigning from their positions as directors of the Company.

(g)               Each of the Key Company Executives shall have executed and delivered to Acquiror an Employment Agreement.

(h)               Each of the Earnout Eligible Employees shall have executed and delivered to Acquiror an Earnout Agreement.

(i)                 Each of the Restricted Company Stockholders shall have executed and delivered to Acquiror a Restrictive Covenant Agreement.

(j)                 Each of the Key Company Stockholders shall have executed and delivered to Acquiror a Stockholder Lock-Up Agreement.

(k)               Each of the Key Company Stockholders shall have executed and delivered to Acquiror the Stockholders’ Agreement.

(l)                 The Company shall have executed and delivered to Acquiror the Sponsor Earnout Agreement in accordance with Section 8.07.

9.03          Conditions to the Obligations of the Company. The obligation of the Company to consummate the Transactions is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a)               Each of the representations and warranties of Acquiror and Merger Sub contained in this Agreement (other than the representations and warranties of Acquiror contained in Section 5.13 (Capitalization)) (without giving effect to any materiality qualification therein) shall be true and correct in all material respects as of the Closing Date, as if made anew at and as of that time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(b)               The representations and warranties of Acquiror and Merger Sub contained in Section 5.13 (Capitalization) shall be true and correct other than de minimis inaccuracies, as of the Closing Date, as if made anew at and as of that time.

(c)               Each of the covenants of Acquiror and Merger Sub to be performed as of or prior to the Closing shall have been performed in all material respects.

(d)               The Acquiror A&R Certificate of Incorporation, substantially in the form attached hereto as Exhibit H-1, shall have been filed with the Secretary of State of the State of Delaware and Acquiror shall have adopted the Acquiror A&R Bylaws, substantially in the form attached hereto as Exhibit H-2.

(e)               Acquiror shall have executed and delivered the Stockholders’ Agreement.

(f)                Acquiror shall have delivered the Sponsor Lock-Up Agreement, executed by Acquiror and the Sponsor.

(g)               Acquiror shall have delivered the Sponsor Earnout Agreement, executed by Acquiror and the Sponsor, in accordance with Section 8.07.

(h)               The Acquiror Common Stock comprising part of the Merger Consideration to be issued pursuant to this Agreement and the Acquiror Common Stock underlying the Exchanged Warrants shall have been approved for listing on an Approved Stock Exchange, subject only to official notice of issuance thereof.

(i)                 The Available Closing Date Cash shall be equal to or in excess of $20,000,000.00.

(j)                 Acquiror shall have delivered to the Company a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.03(a), Section 9.03(b), and Section 9.03(c) have been fulfilled.

Article X
TERMINATION/EFFECTIVENESS

10.01      Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned:

(a)               by written consent of the Company and Acquiror;

(b)               prior to the Closing, by written notice to the Company from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 9.02(a) or Section 9.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its commercially reasonable efforts, then, for a period of up to forty-five (45) days (or any shorter period of the time that remains between the date Acquiror provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its commercially reasonable efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, (ii) the Closing has not occurred on or before the later of (A) August 19, 2023 and (B) to the extent Acquiror Stockholders duly approve a later date for completion of a Business Combination, such later date (the later of (A) and (B), the “Termination Date”), or (iii) the consummation of the Transactions is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation; provided, that the right to terminate this Agreement under subsection (ii) or (iii) shall not be available if Acquiror’s or Merger Sub’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date;

(c)               prior to the Closing, by written notice to Acquiror from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror or Merger Sub set forth in this Agreement, such that the conditions specified in Section 9.03(a), Section 9.03(b) or Section 9.03(c) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its commercially reasonable efforts, then, for a period of up to forty-five (45) days (or any shorter period of the time that remains between the date Acquiror provides written notice of such violation or breach and the Termination Date) after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror continues to exercise such commercially reasonable efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period, (ii) the Closing has not occurred on or before the Termination Date, or (iii) the consummation of the Transactions is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation; provided, that the right to terminate this Agreement under subsection (ii) or (iii) shall not be available if the Company’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date;

(d)               by written notice from Acquiror to the Company if the Company Stockholder Consent has not been obtained and delivered to Acquiror within seven (7) days following the execution of this Agreement pursuant to Section 6.07; or

(e)               by written notice from either the Company or Acquiror to the other party if this Agreement shall fail to receive the Acquiror Stockholder Approval at the Acquiror Meeting (subject to any adjournment or recess of the meeting).

Any party hereto terminating this Agreement pursuant to this Section 10.01 shall give written notice of such termination to each other party hereto in accordance with this Agreement specifying the provision or provisions hereof pursuant to which such termination is being effected.

10.02      Effect of Termination. Except as otherwise set forth in this Section 10.02 or Section 11.14, in the event of the termination of this Agreement pursuant to Section 10.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or stockholders, other than liability of any party hereto for any Fraud or any intentional and willful breach of this Agreement by such party occurring prior to such termination. The provisions of Section 6.06, this Section 10.02 and Sections 11.02, 11.03, 11.04, 11.05, 11.06, 11.13, 11.15 and 11.17 (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

Article XI
MISCELLANEOUS

11.01      Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or agree to an amendment or modification to this Agreement in the manner contemplated by Section 11.10 and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

11.02      Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a)               If to Acquiror, Merger Sub or the Surviving Company, to:

Seaport Global Acquisition II Corp.

360 Madison Avenue, 23rd Floor

New York, NY 10017

Attn: Stephen C. Smith, Chief Executive Officer

E-mail: [personal information redacted]

with a copy to:

Paul Hastings LLP

600 Travis Street, Fifty-Eighth Floor

Houston, TX 77002

Attention: Will Burns; Joseph Swanson

E-mail: [personal information redacted]

(b)               If to the Company, to:

American Battery Materials, Inc.

500 West Putnam Avenue, Suite 400

Greenwich CT 06830

Attention: David Graber; Sebastian Lux

E-mail: [personal information redacted]

and with a copy to:

New Venture Attorneys, P.C.

101 Church Street, Suite 22

Los Gatos, CA 95030

Attention: Tomer Tal

E-mail: [personal information redacted]

or to such other address or addresses as the parties hereto may from time to time designate in writing.

11.03      Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties hereto; provided, that the Company may delegate the performance of its obligations or assign its rights hereunder in part or in whole to any Affiliate of the Company so long as the Company remains fully responsible for the performance of the delegated obligations (if any). Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 11.03 shall be null and void, ab initio.

11.04      Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing, (a) in the event the Closing occurs, the current and former officers and directors of the Company (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 7.02, and (b) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties hereto, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Sections 11.15 and 11.16.

11.05      Expenses. Except as otherwise provided herein (including Section 3.07, Section 7.01(e) and Section 10.02), each party hereto shall bear its own expenses incurred in connection with this Agreement and the transactions contemplated hereby, whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisors and accountants.

11.06      Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

11.07      Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.08      Schedules and Exhibits. The Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party hereto in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply solely to the extent the relevance of such disclosure is reasonably apparent on the face of the disclosure in such Schedule. Certain information set forth in the Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

11.09      Entire Agreement. This Agreement (together with the Schedules and Exhibits and to this Agreement and the ancillary documents to this Agreement) and that certain Confidentiality Agreement, dated as of March 8, 2023, by and between the Company and Acquiror (the “Confidentiality Agreement”), constitute the entire agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties hereto except as expressly set forth or referenced in this Agreement and the Confidentiality Agreement.

11.10      Amendments. This Agreement may be amended or modified, in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the stockholders of any of the parties hereto shall not restrict the ability of the board of directors of any of the parties hereto to terminate this Agreement in accordance with Section 10.01 or to cause such party to enter into an amendment to this Agreement pursuant to this Section 11.10 or to waive any term or condition hereof pursuant to Section 11.01, and the parties hereto may amend or terminate this Agreement (or waive any term or condition hereof) in accordance with the terms of this Agreement whether before or after the approval of this Agreement by the stockholders of any party hereto.

11.11      Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties hereto further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, the remaining provisions of this Agreement shall be reformed, construed and enforced to the fullest extent permitted by Law and to the extent necessary to give effect to the intent of the parties hereto.

11.12      Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought in federal and state courts located in the State of Delaware, and each of the parties hereto irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party hereto to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party hereto in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 11.12. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

11.13      Enforcement. The parties hereto agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties hereto acknowledge and agree that (a) each party hereto shall be entitled to an injunction, specific performance, or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 10.01, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties hereto would have entered into this Agreement. Each party hereto agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties hereto acknowledge and agree that any party hereto seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.13 shall not be required to provide any bond or other security in connection with any such injunction.

11.14      Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a party hereto (and then only to the extent of the specific obligations undertaken by such party), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any party hereto and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror and Merger Sub under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

11.15      Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing, and all such representations, warranties, covenants, obligations and other agreements shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing, and then only with respect to any breaches occurring after the Closing, and (b) this Article XI. Notwithstanding anything to the contrary herein, nothing herein shall restrict any Action or liability in the case of Fraud.

11.16      Acknowledgements.

(a)               Each party hereto acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that: (i) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other parties hereto (and their respective Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other parties hereto (and their respective Subsidiaries) for purposes of conducting such investigation; (ii) it has been represented by legal counsel in connection with its evaluation of the Transactions and all other matters relating to this Agreement and has not been represented or advised by any of the other parties or any of their respective Affiliates, owners, members, managers, directors, partners, officers, employees, agents or representatives (including legal counsel) on any matter concerning this Agreement, the Transactions or any of the agreements contemplated hereby; (iii) the Company Representations constitute the sole and exclusive representations and warranties of the Company in connection with the transactions contemplated hereby; (iv) the Acquiror Representations constitute the sole and exclusive representations and warranties of Acquiror and Merger Sub in connection with the transactions contemplated hereby; (v) except for the Company Representations by the Company and the Acquiror Representations by Acquiror and Merger Sub, none of the parties hereto or any other Person makes, or has made, any other express or implied representation or warranty with respect to any party hereto (or any such party’s Subsidiaries) or the transactions contemplated by this Agreement and all other representations and warranties of any kind or nature expressed or implied (including (x) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided or made available to any party hereto or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any party hereto (or any party’s Subsidiaries), and (y) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any party hereto (or its Subsidiaries), or the quality, quantity or condition of any party’s or its Subsidiaries’ assets) are specifically disclaimed by all parties hereto and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any party hereto or its Subsidiaries); and (vi) each party hereto and its respective Affiliates are not relying on any representations and warranties in connection with the Transactions except the Company Representations by the Company and the Acquiror Representations by Acquiror and Merger Sub.

(b)               Effective upon Closing, each party hereto waives, on its own behalf and on behalf of its respective Affiliates and Representatives, to the fullest extent permitted under applicable Law, any and all rights, Claims and causes of action it may have against any other party hereto or their respective Subsidiaries and any of their respective current or former Affiliates or Representatives relating to the operation of any party hereto or its Subsidiaries or their respective businesses or relating to the subject matter of this Agreement, the Schedules, or the Exhibits to this Agreement, whether arising under or based upon any federal, state, local or foreign statute, Law, ordinance, rule or regulation or otherwise. Each party hereto acknowledges and agrees that it will not assert, institute or maintain any Action, suit, Claim, investigation, or proceeding of any kind whatsoever, including a counterclaim, cross-claim or defense, regardless of the legal or equitable theory under which such liability or obligation may be sought to be imposed, that makes any claim contrary to the agreements and covenants set forth in this Section 11.16. Notwithstanding anything herein to the contrary, nothing in this Section 11.16(b) shall preclude any party hereto from seeking any remedy for Fraud. Each party hereto shall have the right to enforce this Section 11.16 on behalf of any Person that would be benefitted or protected by this Section 11.16 if they were a party hereto. The foregoing agreements, acknowledgements, disclaimers and waivers are irrevocable. For the avoidance of doubt, nothing in this Section 11.16 shall limit, modify, restrict or operate as a waiver with respect to any rights any party hereto may have under any written agreement entered into in connection with the transactions contemplated hereby, including the Stockholders’ Agreement and the Registration Rights Agreement.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date hereof.

SEAPORT GLOBAL ACQUISITION II CORP.

By:	/s/ Stephen Smith
Name:	Stephen Smith
Title:	Chief Executive Officer

LITHIUM MERGER SUB, INC.

By:	/s/ Stephen Smith
Name:	Stephen Smith
Title:	Chief Executive Officer

AMERICAN BATTERY MATERIALS, INC.

By:	/s/ David Graber
Name:	David Graber
Title:	Co-Chief Executive Officer

By:	/s/ Sebastian Lux
Name:	Sebastian Lux
Title:	Co-Chief Executive Officer

Exhibit 10.1

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of June 1, 2023, is made and entered into by and among Seaport Global Acquisition II Corp., a Delaware corporation (the “Company”), Seaport Global SPAC II LLC, a Delaware limited liability company (the “Sponsor”), and the undersigned parties listed under Holder on the signature pages hereto (each such party, together with the Sponsor, and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, a “Holder” and collectively the “Holders”).

WHEREAS, the Company and the Sponsor are party to that certain Registration and Shareholder Rights Agreement, dated as of November 17, 2021 (the “Original RRA”);

WHEREAS, the Sponsor currently owns 3,393,750 shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of the Company;

WHEREAS, on November 17, 2021, the Company and the Sponsor entered into that certain Private Placement Warrant Purchase Agreement, pursuant to which the Sponsor purchased 7,531,250 warrants (the “Private Placement Warrants”), in a private placement transaction occurring simultaneously with the closing of the Company’s initial public offering;

WHEREAS, in order to finance the Company’s transaction costs in connection with the Merger, the Sponsor or any of its affiliates or certain of the Company’s officers or directors may, but are not obligated to, loan the Company funds as the Company may require, of which up to $1,500,000 may be converted into private placement warrants (the “Working Capital Warrants”) at a price of $1.00 per warrant;

WHEREAS, the Company has entered into that certain Agreement and Plan of Merger, dated as of the date hereof (as amended or supplemented, the “Merger Agreement”), by and among the Company, Lithium Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), and American Battery Materials, Inc., a Delaware corporation (“ABM”);

WHEREAS, pursuant to the Merger Agreement and the transactions contemplated thereby, among other things, (i) Merger Sub will merge with and into ABM, with ABM continuing as the surviving corporation and a wholly-owned subsidiary of the Company (the “Merger”), (ii) the amended and restated certificate of incorporation of the Company will be further amended and restated to, among other things, re-designate all of the Class A Common Stock as common stock, par value $0.0001, of the Company (the “Common Stock,” and the shares of Common Stock owned by the Sponsor, as so re-designated from Class A Common Stock, collectively, the “Founder Shares”), and (iii) the stockholders of ABM will receive shares of Common Stock in the Merger;

WHEREAS, in connection with the Merger Agreement and the transactions contemplated thereby, the Company, the Sponsor and ABM will enter into a Sponsor Earnout Agreement (the “Sponsor Earnout Agreement”), pursuant to which the Company may issue to the Sponsor a number of shares of Common Stock determined in accordance with the Sponsor Earnout Agreement (any such shares of Common Stock so issued to the the “Sponsor Earnout Shares”) upon the occurrence of certain events as set forth in the Sponsor Earnout Agreement;

WHEREAS, pursuant to Section 6.5 of the Original RRA, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Holders (as defined in the Original RRA) of at least a majority in interest of the Registrable Securities (as defined in the Original RRA) at the time in question, and the Sponsor is, and will be, the Holder (as defined in the Original RRA) in the aggregate of at least a majority in interest of the Registrable Securities as of the date hereof and as of the Closing; and

WHEREAS, the Company and the Sponsor desire to amend and restate the Original RRA in its entirety, and the Company and the Holders desire to enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement, and terminate the Original RRA.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, each intending to be legally bound, hereby agree as follows:

1.	Definitions. The terms defined in this Section 1 shall, for all purposes of this Agreement, have the respective meanings set forth below.

“ABM” shall have the meaning given in the Recitals hereto.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the board of directors of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus filed with the Commission in order for the applicable Registration Statement or Prospectus not to contain any Misstatement, (ii) would not be required to be made at such time if the Registration Statement or Prospectus were not being filed, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble hereto.

“Business Day” shall mean a day, other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Block Trade” shall have the meaning given in Section 2.4.1.

“Class A Common Stock” shall have the meaning given in the Recitals hereto.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Common Stock” shall have the meaning given in the Recitals hereto.

“Company” shall have the meaning given in the Recitals hereto.

“Demand Exercise Notice” shall have the meaning given in Section 2.1.4.

“Demanding Holder” shall have the meaning given in Section 2.1.3.

“Demand Registration” shall have the meaning given in Section 2.1.4.

“Demand Registration Period” shall have the meaning given in Section 2.1.4.

“Demand Registration Request” shall have the meaning given in Section 2.1.4.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.

“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.

“Founder Shares” shall have the meaning given in the Recitals hereto.

“Holder” shall have the meaning given in the Preamble hereto.

“Initiating Holders” shall have the meaning given in Section 2.1.4.

“Investor Indemnified Party” shall have the meaning given in Section 4.1.

2

“Lock-Up Period” shall (i) with respect to the Sponsor, have the meaning set forth in that certain Sponsor Lock-Up Agreement to be entered into between the Company and the Sponsor in connection with the transactions contemplated by the Merger Agreement, and (ii) with respect to any other Holder, have the meaning set forth in that certain Stockholder Lock-Up Agreement to be entered into between the Company and each such Holder in connection with the transactions contemplated by the Merger Agreement.

“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.

“Merger” shall have the meaning given in the Recitals hereto.

“Merger Agreement” shall have the meaning given in the Recitals hereto.

“Minimum Demand Threshold” shall mean $15,000,000.

“Minimum Takedown Threshold” shall mean $10,000,000.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“Original RRA” shall have the meaning given in the Recitals hereto.

“Piggyback Registration” shall have the meaning given in Section 2.2.1.

“Private Placement Warrants” shall have the meaning given in the Recitals hereto.

“Pro Rata” shall have the meaning given in Section 2.1.5.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) the Founder Shares (including any shares of Common Stock or other equivalent equity security issued or issuable upon the conversion of any such Founder Shares or exercisable for shares of Common Stock), (b) the Private Placement Warrants (including any shares of Common Stock issued or issuable upon the exercise of any such Private Placement Warrants), (c) the Working Capital Warrants (including any shares of Common Stock issued or issuable upon the exercise of the Working Capital Warrants), (d) any outstanding shares of Common Stock or any other equity security (including warrants to purchase shares of Common Stock and shares of Common Stock issued or issuable upon the exercise of warrants or any other equity security) of the Company held by a Holder immediately following the Closing (including any securities distributable pursuant to the Merger Agreement), (e) any Additional Holder Common Stock, (f) the Sponsor Earnout Shares (whether or not issued to the Sponsor as of any applicable time), and (g) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a), (b), (c), (d), (e) or (f) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (ii) so long as such Holder and its affiliates beneficially own less than one percent (1%) of the outstanding shares of the Common Stock in the aggregate, new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; (iv) so long as such Holder and its affiliates beneficially own less than one percent (1%) of the outstanding shares of the Common Stock in the aggregate, such securities may be freely sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (including with no volume or other restrictions or limitations including as to manner or timing of sale); (v) such securities have been sold without registration pursuant to Section 4(a)(1) of the Securities Act or Rule 145 promulgated under the Securities Act or any successor rules promulgated under the Securities Act; and (vi) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

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“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A)	all registration and filing fees (including fees with to filings required to be made with any securities exchange on which the Common Stock is then listed);

(B)	fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C)	printing, messenger, telephone and delivery expenses;

(D)	the Company’s internal expenses (including, without limitation, all salaries and expenses of its officers and employees);

(E)	reasonable fees and disbursements of counsel for the Company;

(F)	reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(G)	reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating a Demand Registration to be registered for offer and sale in the applicable Registration.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holders” shall have the meaning given in Section 2.1.5.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” shall mean an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” shall have the meaning given in the Preamble hereto.

“Sponsor Earnout Agreement” shall have the meaning given in the Recitals hereto.

“Sponsor Earnout Shares” shall have the meaning given in the Recitals hereto.

“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.

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“Suspension Event” shall have the meaning given in Section 3.4.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.3.

“Withdrawal Notice” shall have the meaning given in Section 2.1.6.

“Working Capital Warrants” shall have the meaning given in the Recitals hereto.

2.	Registrations and Offerings.

2.1.	Shelf Registration.

2.1.1.         Filing.  As soon as practicable but no later than sixty (60) calendar days following the Closing Date (as defined in the Merger Agreement), the Company shall submit to or file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), if the Company is then eligible to use a Form S-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) Business Days prior to such submission or filing) on a delayed or continuous basis and shall use its reasonable best efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) the sixtieth (60th) calendar day following the filing date thereof (or the ninetieth (90th) calendar day after the filing thereof if the SEC notifies the Company that it will “review” the Registration Statement), and (b) the seventh (7th) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. A Registration Statement filed pursuant to this Section 2.1.1 shall provide for the resale pursuant to any method or combination of methods legally available to, and requested prior to effectiveness by, the Holders, including the registration of the distribution to its shareholders, partners, members or other affiliates. The Company agrees to provide in such a Registration Statement (and in any prospectus or prospectus supplement forming a part of such Registration Statement) that all assignees, successors or transferees under this Agreement shall, by virtue of such assignment, be deemed to be selling stockholders under the Registration Statement (or any such prospectus or prospectus supplement) with respect to such Registrable Securities. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its reasonable best efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3. The Company’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4. When effective, a Registration Statement filed pursuant to this Section 2.1.1 (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any Prospectus contained in such Registration Statement, in the light of the circumstances under which such statement is made).

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2.1.2.         Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its reasonable best efforts to as soon as practicable cause such Shelf to again become effective under the Securities Act (including using its reasonable best efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its reasonable best efforts to as soon as practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) Business Days prior to such filing). If a Subsequent Shelf Registration Statement is filed, the Company shall use its reasonable best efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as soon as practicable after the filing thereof and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form.

2.1.3.         Requests for Underwritten Shelf Takedowns. Subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, one or more Holder(s) (any such Holder(s) being in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, the Minimum Takedown Threshold. All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. Subject to Section 2.4.4, the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks) shall be selected by the majority-in-interest of the Demanding Holders, subject to the Company’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). No Holder may demand more than (i) one (1) Underwritten Shelf Takedown pursuant to this Section 2.1.3 within any six (6) month period or (ii) two (2) Underwritten Shelf Takedowns pursuant to this Section 2.1.3 in any twelve (12) month period. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.

2.1.4.         Other Demand Registration. At any time that a Shelf Registration Statement provided for in Section 2.1.1(a) is not available for use by the Holders following such Shelf Registration Statement being declared effective by the Commission (a “Demand Registration Period”), subject to this Section 2.1.4, at any time and from time to time during such Demand Registration Period, the Demanding Holders shall have the right to make a written demand from time to time to effect one or more registration statements under the Securities Act covering all or any part of their Registrable Securities, with a total offering price reasonably expected to exceed, in the aggregate, the Minimum Demand Threshold, by delivering a written demand therefor to the Company, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof. Any such request by any Demanding Holder pursuant to this Section 2.1.4 is referred to herein as a “Demand Registration Request,” and the registration so requested is referred to herein as a “Demand Registration” (with respect to any Demand Registration, the Demanding Holders making such demand for registration being referred to as the “Initiating Holders”). The Demanding Holders shall be entitled to request (and the Company shall be required to effect) an aggregate of three (3) Demand Registrations pursuant to this Section 2.1.4 with respect to any or all Registrable Securities in any twelve (12) month period; provided, however, that a Demand Registration shall not be counted for such purposes unless a Registration Statement has become effective and all of the Registrable Securities requested by the Demanding Holders to be registered on behalf of the Demanding Holders in such Demand Registration have been sold; and provided, further, that the number of Demand Registrations the Demanding Holders shall be entitled to request shall be reduced by each Shelf Underwriting effected for such Demanding Holder pursuant to Section 2.1.3. The Company shall give written notice (the “Demand Exercise Notice”) of such Demand Registration Request to each of the Holders of record of Registrable Securities as promptly as practicable, but no later than five (5) Business Days after receipt of the Demand Registration Request. The Company shall include in a Demand Registration (x) the Registrable Securities of the Initiating Holders and (y) the Registrable Securities of any other Holder of Registrable Securities which shall have made a written request to the Company for inclusion in such registration pursuant to this Section 2.1.4 (which request shall specify the maximum number of Registrable Securities intended to be disposed of by such Holder) within ten (10) days following the receipt of any such Demand Exercise Notice. The Company shall, as expeditiously as possible, use its reasonable best efforts to (x) file or confidentially submit with the Commission (no later than (A) sixty (60) days from the Company’s receipt of the applicable Demand Registration Request if the Demand Registration is on Form S-1 or similar long-form registration or (B) thirty (30) days from the Company’s receipt of the applicable Demand Registration Request if the Demand Registration is on Form S-3 or any similar short-form registration), (y) cause to be declared effective as soon as reasonably practicable such registration statement under the Securities Act that includes the Registrable Securities which the Company has been so requested to register, for distribution in accordance with the intended method of distribution and (z) if requested by the Initiating Holders, obtain acceleration of the effective date of the registration statement relating to such registration.

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2.1.5.        Reduction of Underwritten Offering.  If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown or Demand Registration, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities as to which Demand Registration has been requested by the Demanding Holders (pro rata in accordance with the number of shares that each such Person has requested be included in such registration, regardless of the number of shares held by each such Person (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities, Pro Rata of the Requesting Holders exercising their rights to register their Registrable Securities pursuant to Section 2.1 hereof, that can be sold without exceeding the Maximum Number of Securities; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the shares of Common Stock or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such Persons and that can be sold without exceeding the Maximum Number of Securities.

2.1.6.         Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing an Underwritten Shelf Takedown or Demand Registration, any Demanding Holder initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Offering for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Offering.  Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Underwritten Shelf Takedown or Demand Registration and shall not include the Registrable Securities of such withdrawing Demanding Holder in the applicable registration and such Registrable Securities shall continue to be Registrable Securities for all purposes of this Agreement (subject to the other terms and conditions of this Agreement). Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with an Underwritten Shelf Takedown or Demand Registration prior to its withdrawal under this Section 2.1.6.

2.2.	Piggyback Registration.

2.2.1.         Piggyback Rights. Subject to Section 2.2.3, if the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1.3), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan, (v) a Block Trade, or (vi) filed in connection with a confidentially marketed public offering by the Company of primary shares, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than seven (7) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (1) describe the amount and type of securities to be included in such offering, the proposed filing date, the intended method(s) of distribution, the name of the proposed managing Underwriter or Underwriters, if any, in such offering and to the extent then known a good faith estimate of the proposed minimum offering price, and (2) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its reasonable best efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering. The expenses of such withdrawn registration shall be borne by the Company in accordance with Section 3.2.

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2.2.2.         Reduction of Piggyback Registration.  If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that the Company desires to sell, taken together with (A) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (B) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (C) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then

(a)    if the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;

(b)    if the Registration or registered offering is pursuant to a demand by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, (1) the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1 and (2) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, pro rata, based on the respective number of Registrable Securities and shares of Common Stock that each Holder and other person or entity has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities and shares of Common Stock that the Holders and such persons and entities have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and

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(c)    if the Registration or registered offering and Underwritten Shelf Takedown is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities in the priority set forth in Section 2.1.5.

2.2.3.         Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown or Demand Registration, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include a Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

2.2.4.         Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.3 hereof or a Demand Registration under Section 2.1.4 hereof.

2.3.        Market Stand-Off.  In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade) in which a Holder participates, such Holder agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

2.4.        Block Trades.

2.4.1.         Notwithstanding any other provision of this Article 2, but subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, if a Demanding Holder wishes to engage in an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”), with a total offering price reasonably expected to exceed, in the aggregate, either (a) $15 million or (b) all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder shall notify the Company of its request to engage in a Block Trade and, subject to Section 3.1.7 or the waiver thereof by such Demanding Holder, the Company shall as expeditiously as possible use its reasonable best efforts to facilitate such Block Trade; provided that such Demanding Holder shall use commercially reasonable efforts to work with the Company and any Underwriters prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade. Notwithstanding anything herein to the contrary, a Block Trade shall not be counted as an Underwritten Shelf Takedown effected pursuant to Section 2.1.3.

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2.4.2.        Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade, the Demanding Holders initiating such Block Trade shall have the right to submit a Withdrawal Notice to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Block Trade. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a block trade prior to its withdrawal under this Section 2.4.2.

2.4.3.         Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade initiated by a Demanding Holder pursuant to this Agreement.

2.4.4.         The Demanding Holder in a Block Trade shall have the right to select the Underwriters for such Block Trade (which shall consist of one or more reputable nationally recognized investment banks).

2.4.5.         A Holder in the aggregate may make unlimited demands in respect of Block Trades pursuant to this Section 2.4. For the avoidance of doubt, any Block Trade effected pursuant to this Section 2.4 shall not be counted as a demand for an Underwritten Shelf Takedown pursuant to Section 2.1.3 hereof.

3.	Company Procedures.

3.1.        General Procedures. In connection with any Shelf and/or Shelf Takedown, the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1.         prepare and file with the Commission after receipt of a request for a Demand Registration pursuant to Section 2.1.4, a Registration Statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of all Registrable Securities to be registered thereunder in accordance with the intended method(s) of distribution thereof, with respect to such Registrable Securities and shall use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities have ceased to be Registrable Securities;

3.1.2.        until the earlier of (i) the tenth anniversary of the date of this Agreement or (ii) the date as of which all of the Registrable Securities or Registrable Securities held by the Holders cease to be outstanding (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)), prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be requested by any Holder or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3.         prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), any free writing prospectus (as defined in Rule 405 of the Securities Act) and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request;

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3.1.4.         prior to any public offering of Registrable Securities, use its reasonable best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5.         cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed and, if no such securities are so listed, use reasonable best efforts to cause such Registrable Securities to be listed on the Nasdaq Stock Market;

3.1.6.         provide a transfer agent and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7.         at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

3.1.8.         after the filing of a Registration Statement, the Company shall promptly, and in no event more than three (3) Business Days after such filing, notify the Holders of such filing, and shall further notify such Holders promptly and confirm such advice in writing in all events within three (3) Business Days of the occurrence of any of the following: (i) when such Registration Statement becomes effective; (ii) when any post-effective amendment to such Registration Statement becomes effective; (iii) the issuance or threatened issuance by the Commission of any stop order (and the Company shall take all actions required to prevent the entry of such stop order or to remove it if entered); and (iv) when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4, and promptly make available to the Holders any such supplement or amendment; except that before filing with the Commission a Registration Statement or Prospectus or any amendment or supplement thereto, including documents incorporated by reference, the Company shall furnish to the Holders included in such Registration Statement and to the legal counsel for any such Holders, copies of all such documents proposed to be filed sufficiently in advance of filing to provide such Holders and legal counsel with a reasonable opportunity to review such documents and comment thereon;

3.1.9.         in the event of an Underwritten Offering, permit representatives of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration, including to enable them to exercise their due diligence responsibility; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.10.       obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade or a sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “cold comfort” letters, and reasonably satisfactory to a majority-in-interest of the participating Holders;

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3.1.11.       in the event of an Underwritten Offering, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of one (1) counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12.       enter into customary agreements (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities. The representations, warranties and covenants of the Company in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of the Holders, and the representations, warranties and covenants of the Holders included in such registration statement in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of the Company;

3.1.13.       in the event of any Underwritten Offering, a Block Trade or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the broker, placement agent or sales agent of such offering or sale;

3.1.14.       comply with all applicable rules and regulations of the Commission and the Securities Act, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect);

3.1.15.       make the principal executive officer of the Company, the principal financial officer of the Company, the principal accounting officer of the Company and all other officers and members of the management of the Company, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the investors, in any offering of Registrable Securities hereunder, which cooperation shall include, without limitation, the preparation of the Registration Statement with respect to such offering and all other offering materials and related documents, and participation in meetings with Underwriters, attorneys, accountants and potential investors. If the Registration involves the Registration of Registrable Securities with a total offering price (including piggyback securities and before deducting underwriting discounts) in excess of $50 million, use its reasonable best efforts to make available senior executives of the Company to participate in meetings with analysts or customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.16.       upon execution of confidentiality agreements, make available for inspection by the Holders, any Underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other professional retained by any Holder included in such Registration Statement or any Underwriter, all financial and other records, pertinent corporate documents and properties of the Company, as shall be necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors and employees to supply all information requested by any of them in connection with such Registration Statement.

3.2.        Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3.        Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangement.

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3.4.        Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company or the happening of any event of the kind described in Section 3.1.8, or, upon any suspension by the Company, pursuant to a written insider trading compliance program adopted by the Board of Directors of the Company, of the ability of all “insiders” covered by such program to transact in the Company’s securities because of the existence of material non-public information, each of the Holders shall immediately discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement contemplated by Section 3.1.8(iv) (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the restriction on the ability of “insiders” to transact in the Company’s securities is removed, as applicable, and, if so directed by the Company, each such Holder will deliver to the Company all copies, other than permanent file copies then in such Holder’s possession, of the most recent Prospectus covering such Registrable Securities at the time of receipt of such notice. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement (a “Suspension Event”) for the shortest period of time, but in no event more than thirty (30) days, determined in good faith by the Company to be necessary for such purpose; provided, that in no event may the Company exercise such rights on more than two occasions in any consecutive twelve (12) month period; provided further, that the Company shall not register any securities for its own account or that of any other stockholder during any such Suspension Event, other than pursuant to a registration relating to the sale or grant of securities to employees or directors of the Company or a subsidiary pursuant to a stock option, stock purchase, equity incentive or similar plan; or a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders in writing upon the termination of any Suspension Event, amend or supplement the Prospectus, if necessary, so it does not contain any untrue statement of a material fact or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading and furnish to the Investors such numbers of copies of the Prospectus as so amended or supplemented as the investors may reasonably request.

3.5.        Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be reporting under the Exchange Act, covenants to use reasonable best efforts to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly upon request by a Holder furnish such Holder with true and complete copies of such filings. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission, to the extent that such rule or such successor rule is available to the Company), including providing any legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

4.	Indemnification and Contribution.

4.1.        The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, employees, affiliates, directors, partners, members, attorneys and agents, and each person, if any, who controls such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (each, an “Investor Indemnified Party”) against all losses, judgments, claims, damages, liabilities and expenses, whether joint or several (including reasonable attorneys’ fees) caused by (i) any untrue or alleged untrue statement of material fact contained in any Registration Statement, any Prospectus (including any preliminary Prospectus, final Prospectus or summary Prospectus) contained in the Registration Statement or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) any violation by the Company of the Securities Act or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration; and the Company shall promptly reimburse the Investor Indemnified Party for any legal and any other expenses reasonably incurred by such Investor Indemnified Party in connection with investigating and defending any such expense, loss, judgment, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such expense, loss, claim, damage or liability arises out of or is based upon any untrue statement or allegedly untrue statement or omission or alleged omission made in such Registration Statement, Prospectus (including any preliminary Prospectus, final Prospectus, or summary Prospectus), or any such amendment or supplement, in reliance upon and in conformity with information furnished to the Company, in writing, by such selling Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

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4.2.        In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus contained in the Registration Statement or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission was made in reliance upon and in conformity with information so furnished in writing to the Company by such selling Holder expressly for use therein, and shall reimburse the Company, its directors and officers, and each other selling Holder or controlling person for any legal or other expenses reasonably incurred by any of them in connection with investigating or defending any such loss, claim, damage, liability or action. Each selling Holder’s indemnification obligations hereunder shall be several and not joint and shall be limited to the amount of any net proceeds actually received by such selling Holder. The selling Holders shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.3.        Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any loss, claim, judgment, damage, liability or action with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification or relieve any party from any liability hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim and, to the extent that it wishes, jointly with all other persons entitled to indemnification, to assume control of the defense thereof with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless, based upon the written opinion of counsel of any indemnified party, representation of an indemnified party and any other of such indemnified parties by the same counsel would be inappropriate due to actual or potential differing interests between them. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.4.        The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.5.        If the indemnification provided under Section 4 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1, 4.2 and 4.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.5 from any person who was not guilty of such fraudulent misrepresentation.

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5.	Miscellaneous.

5.1.        Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery or electronic mail, telecopy, telegram or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third Business Day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail, telecopy, telegram or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to 360 Madison Avenue, 20th Floor, New York, NY 10017, and, if to any Holder, to such Holder’s address as set forth on the signature page hereto. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2.        Assignment; No Third Party Beneficiaries.

5.2.1.         This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2.         Prior to the expiration of the Lock-Up Period applicable to a Holder, such Holder may not assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee.

5.2.3.         This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4.         This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.5.         No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3.        Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.

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5.4.        Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.5.        Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written. Upon the Closing, the Original RRA shall terminate and shall no longer be of any force or effect.

5.6.        Governing Law. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF DELAWARE AS APPLIED TO AGREEMENTS AMONG DELAWARE RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN DELAWARE, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION.

5.7.        WAIVER OF JURY TRIAL. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.7.

5.8.        Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of any state or federal court within the State of New York, for the purposes of any proceeding, claim, demand, action or cause of action (a) arising under this Agreement or (b) in any way connected with or related or incidental to the dealings of the parties in respect of this Agreement or any of the transactions contemplated hereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such proceeding has been brought in an inconvenient forum. Each party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any proceeding claim, demand, action or cause of action against such party (i) arising under this Agreement or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any of the transactions contemplated hereby, (A) any claim that such party is not personally subject to the jurisdiction of the courts as described in this Section 5.8 for any reason, (B) that such party or such party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the proceeding, claim, demand, action or cause of action in any such court is brought against such party in an inconvenient forum, (y) the venue of such proceeding, claim, demand, action or cause of action against such party is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such party in or by such courts. Each party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address as provided in Section 5.1 shall be effective service of process for any such proceeding, claim, demand, action or cause of action.

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5.9.        Amendment. Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder or group of Holders, solely in his, her or its capacity as a holder of the shares of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder or Holders so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.10.     Titles and Headings. Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement.

5.11.     Waivers and Extensions. Any party to this Agreement may waive any right, breach or default which such party has the right to waive, provided that such waiver will not be effective against the waiving party unless it is in writing, is signed by such party, and specifically refers to this Agreement. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred. Any waiver may be conditional. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.

5.12.     Remedies Cumulative. In the event that the Company fails to observe or perform any covenant or agreement to be observed or performed under this Agreement, the Holders may proceed to protect and enforce its rights by suit in equity or action at law, whether for specific performance of any term contained in this Agreement or for an injunction against the breach of any such term or in aid of the exercise of any power granted in this Agreement or to enforce any other legal or equitable right, or to take any one or more of such actions, without being required to post a bond. None of the rights, powers or remedies conferred under this Agreement shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to any other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.

5.13.     Term. This Agreement shall terminate on the date that all Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)). The provisions of Sections 3.2 and 3.5 and Sections 4 and 5 shall survive any termination of this Agreement

[signature pages follow]

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IN WITNESS WHEREOF, each of the parties has caused this Amended and Restated Registration Rights Agreement to be duly executed on its behalf as of the day and year first above written.

“COMPANY”

SEAPORT GLOBAL ACQUISITION II CORP.

By:	/s/ Stephen Smith
Name: Stephen Smith
Title: Chief Executive Officer

[Siganture Page to Amended and Restated Registration Rights Agreement]

IN WITNESS WHEREOF, each of the parties has caused this Amended and Restated Registration Rights Agreement to be duly executed on its behalf as of the day and year first above written.

“SPONSOR”

SEAPORT GLOBAL SPAC II LLC
By: Seaport Global Asset Management LLC, as managing
member of Seaport Global SPAC II LLC

By:	/s/ Stephen Smith
Name: Stephen Smith
Title: CEO of Managing Member

Address for Notice:

360 Madison Avenue, 20th Floor
New York, NY 10017
Attention: Stephen C. Smith, Chief Executive Officer
E-mail: [personal information redacted]

[Siganture Page to Amended and Restated Registration Rights Agreement]

IN WITNESS WHEREOF, each of the parties has caused this Amended and Restated Registration Rights Agreement to be duly executed on its behalf as of the day and year first above written.

“HOLDERS”:

Adam Lipson

By:	/s/ Adam Lipson
Name:	Adam Lipson

Address for Notice:
[personal information redacted]

E-mail: [personal information redacted]

David E. Graber

By:	/s/ David E. Graber
Name:	David E. Graber

Address for Notice:
[personal information redacted]

E-mail: [personal information redacted]

Cobrador Multi-Strategy Partners, LP

By:	/s/ David E. Graber
Name:	David E. Graber
Title:	General Partner

Address for Notice:
[personal information redacted]

E-mail: [personal information redacted]

By:	/s/ Sebastian Lux
Name:	Sebastian Lux

[Siganture Page to Amended and Restated Registration Rights Agreement]

Exhibit 10.2

STOCKHOLDER SUPPORT AGREEMENT

This STOCKHOLDER SUPPORT AGREEMENT (this “Agreement”), dated as of June 1, 2023, is made by and among (i) Seaport Global Acquisition II Corp., a Delaware corporation (“Acquiror”), (ii) American Battery Materials, Inc., a Delaware corporation (the “Company”), and (iii) the undersigned holders (each a “Supporting Company Stockholder” and collectively, the “Supporting Company Stockholders”) of common stock, par value $0.001 per share (“Company Common Stock”), and/or preferred stock, par value $0.001 per share (“Company Preferred Stock”), as applicable (collectively, the “Company Shares”), of the Company. Acquiror, the Company and the Supporting Company Stockholders shall be referred to herein from time to time collectively as the “parties”. Capitalized terms used but not otherwise defined herein, including capitalized terms used in any provision incorporated herein pursuant to Section 10 hereof, shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, Acquiror, Lithium Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (the “Merger Sub”), and the Company entered into that certain Agreement and Plan of Merger, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”);

WHEREAS, pursuant to the Merger Agreement, at the Effective Time, (a) Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will be the Surviving Company and a wholly owned subsidiary of Acquiror (the “Merger”) and (b) Acquiror will change its name as provided in the Merger Agreement;

WHEREAS, each Supporting Company Stockholder is the record and beneficial owner of the number of Company Shares set forth on the signature page hereto (together with any other equity securities of the Company that the Supporting Company Stockholder holds of record or beneficially, as of the date of this Agreement, or acquires record or beneficial ownership of after the date hereof, collectively, the “Subject Company Securities”); and

WHEREAS, each of the Supporting Company Stockholders acknowledges and agrees that Acquiror would not have entered into and agreed to consummate the transactions contemplated by the Merger Agreement without Acquiror, the Company and the Supporting Company Stockholders entering into this Agreement and agreeing to be bound by the agreements, covenants and obligations contained in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, each intending to be legally bound, hereby agree as follows:

1.            Agreement to Vote. At the special meeting, or any other meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) or in any other circumstance in which the vote, consent or other approval of the stockholders of the Company is sought, each Supporting Company Stockholder irrevocably and unconditionally agrees that it shall (a) appear at each such meeting or otherwise cause all of its Subject Company Securities to be counted as present thereat for purposes of calculating a quorum and (b) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Subject Company Securities:

a.             in favor of each matter set forth in the Company Stockholder Consent, including the approval and adoption of the Merger Agreement and the Transactions (including the Merger) (collectively, the “Stockholder Consent Matters”);

b.             against any Acquisition Proposal (in each case, other than the transactions contemplated by the Merger Agreement);

c.             against any merger agreement or merger (other than the Merger Agreement and the Transactions, including the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company; and

d.             against any proposal, action or agreement that would reasonably be expected to (i) prevent, materially impede or materially delay the consummation of the transactions contemplated by the Merger Agreement, including the Merger, or (ii) result in any liquidation, dissolution or other change in the Company’s corporate structure or business other than as contemplated by the Merger Agreement.

2.             No Inconsistent Action or Agreement.

a.             Each Supporting Company Stockholder hereby agrees that such Supporting Company Stockholder shall not commit or agree to take any action inconsistent with the foregoing, regardless of whether or not the Merger or any other transaction contemplated by the Merger Agreement or any action described above is recommended by the Company’s board of directors.

b.            Each Supporting Company Stockholder hereby represents and covenants that such Supporting Company Stockholder has not entered into, and shall not (i) enter into any agreement that would restrict, limit or interfere, with the performance of each Supporting Company Stockholder’s obligations hereunder, including any voting agreement or voting trust with respect to any of the Company Shares that is inconsistent with such Supporting Company Stockholder’s obligations hereunder, (ii) grant a proxy or power of attorney with respect to any of the Subject Company Securities that is inconsistent with such Supporting Company Stockholder’s obligations hereunder or (iii) enter into any agreement or undertaking that is otherwise inconsistent with, or would adversely effect, interfere with, or prohibit or prevent it from satisfying, such Supporting Company Stockholder’s obligations hereunder.

3.             No Litigation. Each Supporting Company Stockholder hereby agrees not to commence, maintain or participate in, or facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, suit, proceeding or cause of action, in law or in equity, in any court or before any Governmental Authority (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement or the transactions contemplated hereby or thereby (including any claim seeking to enjoin or delay the consummation of the Merger), (b) alleging a breach of any fiduciary duty of any Person or alleging that any Person aided or abetted any breach of any fiduciary duty of any Person in connection with this Agreement or the Merger Agreement or the transactions contemplated hereby or thereby, or (c) otherwise relating to the Merger Agreement, this Agreement or the Merger or other transactions contemplated hereby or thereby.

4.             Supporting Company Stockholder Representations and Warranties. Each Supporting Company Stockholder represents and warrants to Acquiror and the Company as follows:

a.             Such Supporting Company Stockholder is (i) an exempted company, corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of organization, incorporation or formation (as applicable) or (ii) an individual.

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b.             If such Supporting Company Stockholder is not an individual, such Supporting Company Stockholder has the requisite exempted company, corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. If such Supporting Company Stockholder is an individual, such Supporting Company Stockholder has the capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary exempted company, corporate, limited liability company or other similar action on the part of such Supporting Company Stockholder. This Agreement has been duly and validly executed and delivered by such Supporting Company Stockholder and constitutes the valid, legal and binding agreements of such Supporting Company Stockholder (assuming this Agreement has been, upon execution hereof, duly authorized, executed and delivered by the other Persons party hereto), enforceable against each Supporting Company Stockholder in accordance with its terms (except as enforceability is subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

c.             Such Supporting Company Stockholder is the record and/or beneficial owner (as defined in the Securities Act) of, and has good title to, all of the Subject Company Securities and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Company Securities (other than transfer restrictions under the Securities Act)) affecting any such Subject Company Securities, other than Liens pursuant to this Agreement or the Merger Agreement. The Subject Company Securities are the only capital stock or other equity interests in the Company owned of record and/or beneficially by such Supporting Company Stockholder on the date of this Agreement, and none of such Subject Company Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Company Securities other than this Agreement. Except as set forth below such Supporting Company Stockholder’s name on the signature page hereto, such Supporting Company Stockholder does not hold or own any rights, options, warrants to acquire (directly or indirectly) any capital stock or other equity interests of the Company or any capital stock or other equity interests, debt or loans convertible into, or which can be exchanged for, capital stock or other equity interests of the Company.

d.            The execution and delivery of this Agreement by such Supporting Company Stockholder does not, and the performance by such Supporting Company Stockholder of its obligations hereunder will not (i) violate any provision of, or result in the breach of, any Law to which such Supporting Company Stockholder is subject or by which any property or asset of such Supporting Company Stockholder is bound, (ii) conflict with or result in a violation of the organizational documents of such Supporting Company Stockholder, or (iii) violate any provision of or result in breach, default or acceleration under any Contract binding upon such Supporting Company Stockholder or, if such Supporting Company Stockholder is an entity, its capital stock or other equity interests or, require any consent or approval that has not been given or other action that has not been taken by any Person, except in the case of clause (i) or (iii) directly above, as would not reasonably be expected to prevent, enjoin or materially delay the performance by such Supporting Company Stockholder of its obligations under this Agreement.

e.             No consent, notice, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of such Supporting Company Stockholder with respect to such Supporting Company Stockholder’s execution, delivery or performance of this Agreement and the consummation of the transactions contemplated hereby, except for filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act.

f.              As of the date hereof, there are no Actions pending against such Supporting Company Stockholder, or to the knowledge of such Supporting Company Stockholder threatened against such Supporting Company Stockholder, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Supporting Company Stockholder of its obligations under this Agreement.

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5.             Non-Solicitation. Each Supporting Company Stockholder acknowledges that such Supporting Company Stockholder has read Section 8.03 of the Merger Agreement. In addition, each Supporting Company Stockholder agrees that the restrictions imposed on the Company pursuant to Section 8.03 of the Merger Agreement shall be binding on such Supporting Company Stockholder mutates mutandis and further agrees not to take or omit to take (and agrees to cause its Affiliates and its and their respective Representatives not to take), directly or indirectly, any action that would violate Section 8.03 of the Merger Agreement if such action were taken or omitted to be taken by the Company.

6.             Termination. This Agreement shall automatically terminate, without any notice or other action by any party, and be void ab initio upon the earlier of (a) the Effective Time, and (b) the termination of the Merger Agreement in accordance with Article 10 thereof. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the parties shall have any further obligations or liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, the termination of this Agreement pursuant to this Section 6 shall not affect any liability on the part of any party for any breach of any covenant or agreement set forth in this Agreement prior to such termination. This Section 6, together with Sections 7 through 10 of this Agreement, shall survive any termination of this Agreement.

7.             No Third Party Beneficiaries. This Agreement shall be for the sole benefit of the parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason of this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the parties, partners or participants in a joint venture.

8.             Notices to Each Supporting Company Stockholder. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by facsimile (having obtained electronic delivery confirmation thereof), e-mail (having obtained electronic delivery confirmation thereof), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the address set forth below each Supporting Company Stockholder’s name on the signature page to this Agreement.

9.             Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

10.           Incorporation by Reference. Each Supporting Company Stockholder expressly agrees to be bound by the provisions of Sections 11.01 (Waiver), 11.02 (Notices) (except as to such Supporting Company Stockholder), 11.03 (Assignment), 11.05 (Expenses), 11.06 (Governing Law), 11.07 (Captions; Counterparts), 11.09 (Entire Agreement), 11.10 (Amendments), 11.11 (Severability), 11.12 (Jurisdiction; Waiver of Trial by Jury), 11.13 (Enforcement), 11.14 (Non-Recourse), 11.15 (Nonsurvival of Representations, Warranties and Covenants) and 11.16 (Acknowledgments) of the Merger Agreement as if an original party thereto, and that such provisions are incorporated herein by reference and shall apply to this Agreement, mutatis mutandis.

[signature page follows]

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

SEAPORT GLOBAL ACQUISITION II CORP.

By:	/s/ Stephen Smith
Name: Stephen Smith
Title: Chief Executive Officer

AMERICAN BATTERY MATERIALS, INC.

By:	/s/ David Graber
Name: David Graber
Title: Chief Executive Officer

SUPPORTING COMPANY STOCKHOLDERS

Adam Lipson

By:	/s/ Adam Lipson
Name: Adam Lipson

Shares of Company Common Stock: 453,898,791
Share of Company Preferred Stock: 50,000

David Graber

By:	/s/ David Graber
Name: David Graber

Shares of Company Common Stock: 162,682,428
Share of Company Preferred Stock: 0

Cobrador Multi-Strategy Partners, LP

By:	David E. Graber
Name: David Graber
Title: General Partner

Shares of Company Common Stock: 1,038,458,465
Share of Company Preferred Stock: 0

[Siganture Page to Stockholder Support Agreement]

/s/ SEBASTIAN LUX
Name: SEBASTIAN LUX

Shares of Company Common Stock: 34,680,437
Share of Company Preferred Stock: 0

/s/ JUSTIN VORWERK
Name: JUSTIN VORWERK

Shares of Company Common Stock: 1,833,333
Share of Company Preferred Stock: 0

/s/ ARED LEVINTHAL
Name: JARED LEVINTHAL

Shares of Company Common Stock: 1,966,667
Share of Company Preferred Stock: 0

/s/ ANDREW SUCKLING
Name: ANDREW SUCKLING

Shares of Company Common Stock: 1,666,667
Share of Company Preferred Stock: 0

/s/ DYLAN GLENN
Name: DYLAN GLENN

Shares of Company Common Stock: 1,666,667
Share of Company Preferred Stock: 0

[Siganture Page to Stockholder Support Agreement]

Exhibit 10.3

SPONSOR SUPPORT AGREEMENT

This SPONSOR SUPPORT AGREEMENT (this “Agreement”), dated as of June 1, 2023, is made by and among (i) Seaport Global Acquisition II Corp., a Delaware corporation (“Acquiror”), (ii) Seaport Global SPAC II, LLC, a Delaware limited liability company (the “Sponsor”), and holder of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), and warrants, of Acquiror (the “Acquiror Warrants,” and collectively with the Class A Common Stock, the “Acquiror Shares”) and (iii) American Battery Materials, Inc., a Delaware corporation (the “Company”). Acquiror, the Sponsor and the Company shall be referred to herein from time to time collectively as the “parties”. Capitalized terms used but not otherwise defined herein, including capitalized terms used in any provision incorporated herein pursuant to Section 12 hereof, shall have the meanings ascribed to such terms in the Agreement and Plan of Merger (as defined below).

WHEREAS, Acquiror, Lithium Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror, and the Company entered into that certain Agreement and Plan of Merger, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms the “Merger Agreement”);

WHEREAS, as of the date hereof, the Sponsor is the record and/or beneficial owner of the number of Acquiror Shares set forth on the signature page hereto (together with any other capital stock or other equity interests of Acquiror that the Sponsor holds of record and/or beneficially, as of the date of this Agreement, or acquires record and/or beneficial ownership of after the date hereof, collectively, the “Subject Acquiror Securities”); and

WHEREAS, the Sponsor acknowledges and agrees that the Company would not have entered into and agreed to consummate the transactions contemplated by the Merger Agreement without the Sponsor entering into this Agreement and agreeing to be bound by the agreements, covenants and obligations contained in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, each intending to be legally bound, hereby agree as follows:

1.            Agreement to Vote. At the special meeting, or any other meeting of the stockholders of Acquiror (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) or in any other circumstance in which the vote, consent or other approval of the stockholders of Acquiror is sought, Sponsor irrevocably and unconditionally agrees that it shall (a) appear at each such meeting or otherwise cause all of its Subject Acquiror Securities to be counted as present thereat for purposes of calculating a quorum and (b) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Subject Acquiror Securities:

a.           in favor of each of the Proposals;

b.           against any merger agreement or merger (other than the Merger Agreement and the transactions contemplated thereby, including the Merger or the other Proposals), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Acquiror; and

c.            against any proposal, action or agreement that would (i) prevent, materially impede or materially delay the consummation of the transactions contemplated by the Merger Agreement, including the Merger or (ii) result in any liquidation, dissolution or other change in Acquiror’s corporate structure or business other than as contemplated by the Merger Agreement.

2.            No Inconsistent Action or Agreement.

a.           The Sponsor hereby agrees that the Sponsor shall not commit or agree to take any action inconsistent with the foregoing, regardless of whether or not the Merger or any other transaction contemplated by the Merger Agreement or any action described above is recommended by the Acquiror board of directors.

b.           The Sponsor hereby represents and covenants that the Sponsor has not entered into, and shall not (i) enter into any agreement that would restrict, limit or interfere, with the performance of the Sponsor’s obligations hereunder, including any voting agreement or voting trust with respect to any of the Acquiror Shares that is inconsistent with the Sponsor’s obligations hereunder, (ii) grant a proxy or power of attorney with respect to any of the Subject Acquiror Securities that is inconsistent with the Sponsor’s obligations hereunder or (iii) enter into any agreement or undertaking that is otherwise inconsistent with, or would adversely effect, interfere with, or prohibit or prevent it from satisfying, the Sponsor’s obligations hereunder.

3.             No Redemption. The Sponsor hereby agrees that it shall not redeem, or submit a request to Acquiror’s transfer agent or otherwise exercise any right to redeem, any Subject Acquiror Securities in connection with the consummation of the transactions contemplated by the Merger Agreement.

4.            No Litigation. The Sponsor hereby agrees not to commence, maintain or participate in, or facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, suit, proceeding or cause of action, in law or in equity, in any court or before any Governmental Authority (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement or the transactions contemplated hereby or thereby (including any claim seeking to enjoin or delay the consummation of the Merger), (b) alleging a breach of any fiduciary duty of any Person or alleging that any Person aided or abetted any breach of any fiduciary duty of any Person in connection with this Agreement or the Merger Agreement or the transactions contemplated hereby or thereby, or (c) otherwise relating to the Merger Agreement, this Agreement or the Merger or other transactions contemplated hereby or thereby.

5.            [Intentionally Omitted].

6.            Sponsor Representations and Warranties. The Sponsor represents and warrants to the Company as follows:

a.           The Sponsor is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware.

b.           The Sponsor has the requisite limited liability company power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary limited liability company action on the part of the Sponsor. This Agreement has been duly and validly executed and delivered by the Sponsor and constitutes the valid, legal and binding agreements of the Sponsor (assuming this Agreement has been, upon execution hereof, duly authorized, executed and delivered by the other Persons party hereto), enforceable against the Sponsor in accordance with its terms (except as enforceability is subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

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c.           The Sponsor is the record and/or beneficial owner (as defined in the Securities Act) of, and has good title to, all of the Subject Acquiror Securities and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Acquiror Securities (other than transfer restrictions under the Securities Act)) affecting any such Subject Acquiror Securities, other than Liens pursuant to (i) this Agreement, (ii) the Acquiror Organizational Documents, (iii) the Merger Agreement, (iv) that certain Letter Agreement, dated as of November 17, 2021, by and among Acquiror, the Sponsor and the directors and officers of Acquiror, or (v) the Registration Rights Agreement, dated as of November 17, 2021, by and among Acquiror, the Sponsor and the Holders (as defined therein) who may be signatories thereto. The Subject Acquiror Securities are the only capital stock or other equity interests in Acquiror owned of record and/or beneficially by the Sponsor on the date of this Agreement, and none of such Subject Acquiror Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Acquiror Securities other than this Agreement. Other than the Acquiror Warrants held by the Sponsor, the Sponsor does not hold or own any rights, options, warrants to acquire (directly or indirectly) any capital stock or other equity interests of Acquiror or any capital stock or other equity interests, debt or loans convertible into, or which can be exchanged for, capital stock or other equity interests of Acquiror.

d.           The execution and delivery of this Agreement by the Sponsor does not, and the performance by the Sponsor of its obligations hereunder will not (i) violate any provision of, or result in the breach of, any Law to which the Sponsor is subject or by which any property or asset of the Sponsor is bound, (ii) conflict with or result in a violation of the organizational documents of the Sponsor, or (iii) violate any provision of or result in breach, default or acceleration under any Contract binding upon the Sponsor or, if the Sponsor is an entity, its capital stock or other equity interests or, require any consent or approval that has not been given or other action that has not been taken by any Person, except in the case of clause (i) or (iii) directly above, as would not reasonably be expected to prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Agreement.

e.           No consent, notice, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of the Sponsor with respect to the Sponsor’s execution, delivery or performance of this Agreement and the consummation of the transactions contemplated hereby, except for filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act.

f.            As of the date hereof, there are no Actions pending against the Sponsor, or to the knowledge of the Sponsor threatened against the Sponsor, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Agreement.

g.           Except as described in Schedule 5.07 to the Merger Agreement, no broker, finder, investment banker or other similar Person is entitled to any brokerage fee, finders’ fee or other similar commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by the Sponsor, for which Acquiror or any of its Affiliates may become liable.

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7.             Non-Solicitation. The Sponsor acknowledges that the Sponsor has read Section 8.04 of the Merger Agreement. In addition, the Sponsor agrees that the restrictions imposed on Acquiror pursuant to Section 8.04 of the Merger Agreement shall be binding on the Sponsor mutates mutandis and further agrees not to take or omit to take (and agrees to cause its Affiliates and its and their respective Representatives not to take), directly or indirectly, any action that would violate Section 8.04 of the Merger Agreement if such action were taken or omitted to be taken by Acquiror.

8.            Termination. This Agreement shall automatically terminate, without any notice or other action by any party, and be void ab initio upon the earlier of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with Article 10 thereof, and (c) the written agreement of Acquiror, the Company and the Sponsor. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the parties shall have any further obligations or liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, the termination of this Agreement pursuant to this Section 8 shall not affect any liability on the part of any party for any breach of any covenant or agreement set forth in this Agreement prior to such termination. This Section 8, together with Sections 9 through 12 of this Agreement, shall survive any termination of this Agreement.

9.            No Third Party Beneficiaries. This Agreement shall be for the sole benefit of the parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason of this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the parties, partners or participants in a joint venture.

10.          Notices to the Sponsor. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by facsimile (having obtained electronic delivery confirmation thereof), e-mail (having obtained electronic delivery confirmation thereof), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the address set forth below the Sponsor’s name on the signature page to this Agreement.

11.          Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

12.          Incorporation by Reference. The Sponsor expressly agrees to be bound by the provisions of Sections 11.01 (Waiver), 11.02 (Notices) (except as to the Sponsor), 11.03 (Assignment), 11.05 (Expenses), 11.06 (Governing Law), 11.07 (Captions; Counterparts), 11.09 (Entire Agreement), 11.10 (Amendments), 11.11 (Severability), 11.12 (Jurisdiction; Waiver of Trial by Jury), 11.13 (Enforcement), 11.14 (Non-Recourse), 11.15 (Nonsurvival of Representations, Warranties and Covenants) and 11.16 (Acknowledgments) of the Merger Agreement as if an original party thereto, and that such provisions are incorporated herein by reference and shall apply to this Agreement, mutatis mutandis.

[signature page follows]

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

SEAPORT GLOBAL ACQUISITION II CORP.

By:	/s/ Stephen Smith
Name: Stephen Smith
Title: Chief Executive Officer

AMERICAN BATTERY MATERIALS, INC.

By:	/s/ David Graber
	Name:	David Graber
	Title:	Co-Chief Executive Officer

SEAPORT GLOBAL SPAC II, LLC
By: SEAPORT GLOBAL ASSET MANAGEMENT LLC, as managing member of Seaport Global SPAC II, LLC

By:	/s/ Stephen Smith
Name: Stephen Smith
Title: CEO of Managing Member

Record and/or Beneficial Ownership:
Shares of Class A Common Stock: 3,393,750
Acquiror Warrants: 7,531,250

Address for Notice: 360 Madison Avenue, 20th Floor New York, NY 10017 Attention: Stephen C. Smith, Chief Executive Officer E-mail: [personal information redacted]

[Siganture Page to Sponsor Support Agreement]

Exhibit 10.4

Execution Version

Date:	May 31, 2023

To:	Seaport Global Acquisition II Corp., a Delaware limited liability company (“Seaport” or “SGII”) and American Battery Materials, Inc., a Delaware corporation (“Target”).

Address:	360 Madison Avenue, 20th Floor New York, NY 10017

From:	(i) Meteora Special Opportunity Fund I, LP (“MSOF”), (ii) Meteora Capital Partners, LP (“MCP”) and (iii) Meteora Select Trading Opportunities Master, LP (“MSTO”) (with MCP, MSOF, and MSTO collectively as “Seller”)

Re:	OTC Equity Prepaid Forward Transaction

The purpose of this agreement (this “Confirmation”) is to confirm the terms and conditions of the transaction (the “Transaction”) entered into between Seller, SGII and Target on the Trade Date specified below. The term “Counterparty” refers to SGII until the Business Combination (as defined below), then to American Battery Materials, Inc., a Delaware corporation following the Business Combination. Upon the closing of the transactions contemplated by the BCA (as defined below) SGII and Target will be organized as a Delaware corporation (the “Combined Company”). Certain terms of the Transaction shall be as set forth in this Confirmation, with additional terms as set forth in a Pricing Date Notice (the “Pricing Date Notice”) in the form of Schedule A hereto. This Confirmation, together with the Pricing Date Notice(s), constitutes a “Confirmation” and the Transaction constitutes a separate “Transaction” as referred to in the ISDA Form (as defined below).

This Confirmation, together with the Pricing Date Notices, evidences a complete binding agreement between Seller, SGII and Target as to the subject matter and terms of the Transaction to which this Confirmation relates and shall supersede all prior or contemporaneous written or oral communications with respect thereto.

The 2006 ISDA Definitions (the “Swap Definitions”) and the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”, and with the Swap Definitions, the “Definitions”), each as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. If there is any inconsistency between the Definitions and this Confirmation, this Confirmation governs. If, in relation to the Transaction to which this Confirmation relates, there is any inconsistency between the ISDA Form, this Confirmation (including the Pricing Date Notice), the Swap Definitions and the Equity Definitions, the following will prevail for purposes of such Transaction in the order of precedence indicated: (i) this Confirmation (including the Pricing Date Notice(s)); (ii) the Equity Definitions; (iii) the Swap Definitions, and (iv) the ISDA Form.

This Confirmation, together with the Pricing Date Notice, shall supplement, form a part of, and be subject to an agreement in the form of the 2002 ISDA Master Agreement (the “ISDA Form”) as if Seller, Target and Counterparty had executed an agreement in such form (but without any Schedule except as set forth herein under “Schedule Provisions”) on the Trade Date of the Transaction.

The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms

Type of Transaction:	Share Forward Transaction

Trade Date:	May 31, 2023

Pricing Date:	As specified in the Pricing Date Notice.

Effective Date:	One (1) Settlement Cycle following the Pricing Date.

Valuation Date:	The earliest to occur of (a) the third anniversary of the closing of the transactions between Counterparty and Target pursuant to a Business Combination Agreement, as will be entered into after the execution of this Confirmation (as the same may be amended, modified, supplemented or waived from time to time, the “BCA”), by and among Counterparty, the Target and certain other parties thereto, to be reported on a Form 8-K filed by the Counterparty (the “Form 8-K”) (the “Business Combination”) and (b) the date specified by Seller in a written notice to be delivered to Counterparty at Seller’s discretion (not earlier than the day such notice is effective) after the occurrence of any of a (x) Seller VWAP Trigger Event or (y) a Delisting Event (in each case of (a) or (b), the “Maturity Date”).

Seller VWAP Trigger Event	An event that occurs if the VWAP Price is at or below $5.00 per Share for any 20 trading days during a 30 consecutive trading day-period thereafter.

VWAP Price:	For any scheduled trading day, the volume weighted average price per Share for such day as reported on the relevant Bloomberg Screen “SGII <Equity> AQR SEC” (or any successor thereto), or if such price is not so reported on such trading day for any reason or is erroneous, the VWAP Price shall be as reasonably determined by the Calculation Agent.

Dilutive Offering Reset	To the extent the Counterparty or Target, after the date hereof, sells, enters any agreement to sell or grants any right to reprice, or otherwise dispose of or issues (or announce any offer, sale, grant or any option to purchase or other disposition) any Shares or any securities of the Counterparty or Target or any of their respective subsidiaries which would entitle the holder thereof to acquire at any time Shares, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Shares, at an effective price per share less than the then existing Reset Price then the Reset Price shall be modified to equal such reduced price. This provision shall not apply to any grants or issuances under the Counterparty’s equity compensation plans, Shares underlying warrants now outstanding or issued in connection with the Business Combination or any Shares issued in connection with the Business Combination pursuant to the Business Combination Agreement; provided that, if the terms of any such securities are amended or altered in any way that would result in an effective price per share less than the then existing Reset Price then the Reset Price shall be modified to equal such reduced price.

Reset Price	The Reset Price shall be $10.00 unless reduced pursuant to a Dilutive Offering Reset.

Seller:	Seller.

Buyer:	Counterparty.

Shares:	Prior to the closing of the Business Combination, shares of the Class A ordinary shares, par value $0.0001 per share, of Seaport (Ticker: “SGII”) and, after the closing of the Business Combination, the Class A shares of American Battery Materials, Inc.

Number of Shares:	The Number of Shares, including Recycled Shares, as specified in the Pricing Date Notice(s), but in no event more than the Maximum Number of Shares. The Number of Shares is subject to reduction only as described under (a) “Optional Early Termination” and (b) “Transactions by Seller in the Shares.”

Maximum Number of Shares:	4,200,000 Shares

Initial Price:	Equals the Per-Share Redemption Price (the “Redemption Price”) as defined in Section 9.2(a) of the Amended and Restated Certificate of Incorporation of SGII, effective as of November 17, 2021, as amended from time to time (the “Certificate of Incorporation”).

Recycled Shares:	The number of Shares purchased by Seller from third parties (other than Counterparty) through a broker in the open market or via redemption reversals (other than through Counterparty) prior to the closing of the Business Combination; provided that Seller shall have irrevocably waived all redemption rights with respect to such Shares as provided below in the section captioned “Transactions by Seller in the Shares.” Seller shall specify the number of Recycled Shares (“Number of Recycled Shares”) in the initial Pricing Date Notice.

Prepayment:	Payment of the Prepayment Amount shall be made directly from the Counterparty’s Trust Account maintained by Continental Stock Transfer and Trust Company holding the net proceeds of the sale of the units in Counterparty’s initial public offering and the sale of private placement warrants (the “Trust Account”) to the Seller no later than the Prepayment Date. Counterparty shall provide (a) notice to Counterparty’s trustee of the entrance into this Confirmation no later than one (1) Local Business Day following the date hereof, with copy to Seller and Seller’s outside legal counsel, and (b) to Seller and Seller’s outside legal counsel a final draft of the flow of funds from the Trust Account prior to the closing of the Business Combination itemizing the Prepayment Amount due; provided that, subject to confidentiality agreements and policies and procedures that may be in place, and subject to applicable law, Seller shall be invited to attend any closing call in connection with the Business Combination.

Prepayment Amount:	A cash amount equal to (x) the product of (i) the Number of Shares as set forth in the initial Pricing Date Notice multiplied by (ii) the Initial Price less (y) the Prepayment Shortfall.

Prepayment Date:

Subject to Counterparty receiving the initial Pricing Date Notice, the earlier of (a) one (1) Local Business Day after the closing of the Business Combination and (b) the date any assets from the Trust Account are disbursed in connection with the Business Combination.

Variable Obligation:	Not applicable.

Prepayment Shortfall

An amount in USD equal to one percent (1.00%) of the product of (i) the Number of Shares multiplied by (ii) the Initial Price; paid by Seller to Counterparty on the Prepayment Date (which amount shall be netted from the Prepayment Amount).

Prepayment Shortfall Consideration	Seller in its sole discretion may sell Shares at any time and at any sales price, without payment by Seller of any Early Termination Obligation (as defined below) until such time as the proceeds from such sales equal 100% of the Prepayment Shortfall (as set forth under Shortfall Sales below) (such sales, “Shortfall Sales,” such Shares, “Shortfall Sale Shares” and such proceeds at their maximum amount, the “Shortfall Sale Proceeds”). A sale of Shares is only (a) a “Shortfall Sale,” subject to the terms and conditions herein applicable to Shortfall Sale Shares, when a Shortfall Sale Notice is delivered hereunder, and (b) an Optional Early Termination, subject to the terms and conditions herein applicable to Terminated Shares, when an OET Notice (as defined below) is delivered hereunder, in each case the delivery of such notice in the sole discretion of the Seller.

Exchanges	The Nasdaq Global Market or The Nasdaq Capital Market (Nasdaq)

Related Exchange(s)	All Exchanges

Break-up Consideration:	Break-up consideration equal to (i) all of Seller’s actual out-of-pocket reasonable and documented fees, costs and expenses relating to the Transaction in an amount not to exceed $50,000 plus (ii) $300,000 (collectively, the “Break-up Consideration”) shall be payable, jointly and severally, by the Counterparty and the Target to the Seller in the event this Confirmation or the Transaction is terminated by either the Counterparty or the Target; provided that Counterparty and Target may terminate this Transaction, including the Confirmation, with no liability to Seller, including without limitation the Break-up Consideration, upon any Additional Termination Event; provided that notwithstanding any other provision, clause or proviso of this Confirmation, this Transaction, including the Confirmation, may not be terminated by Counterparty or Target after Seller purchases any Recycled Shares after the redemption deadline; provided further that Seller hereby waives any and all right, title and interest, or any claim of any kind they have or may have, in or to any monies held in the Counterparty’s Trust Account and agrees not to seek recourse against the Trust Account, in each case, as a result of, or arising out of, this Transaction; provided, however, that nothing in the foregoing waiver shall (x) serve to limit or prohibit Seller’s right to pursue a claim against the Counterparty for legal relief against assets held outside the Trust Account, for specific performance or other equitable relief, (y) serve to limit or prohibit any claims that the Seller may have in the future against the Counterparty’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds), (z) be deemed to limit Seller’s right, title, interest or claim to the Trust Account by virtue of such Seller’s record or beneficial ownership of securities of the Counterparty acquired by any means other than pursuant to this Transaction or (aa) serve to limit Seller’s redemption right with respect to any such securities of the Seller other than during the term of this Confirmation. The Breakup Fee is not intended to constitute a liquidated damages provision, and it will be payable in addition to any other amount due and payable to Seller or Counterparty as a result of the occurrence of an Early Termination Date under the ISDA Master Agreement.

Payment Dates:	Following the Business Combination the last day of each week or, if such date is not a Local Business Day, the next following Local Business Day, until the Maturity Date.

Reimbursement of Legal Fees and Other Expenses:

Together with the Prepayment Amount, Counterparty shall pay to Seller an amount equal to the reasonable and documented attorney fees and other reasonable out-of-pocket expenses related thereto actually incurred by Seller or its affiliates in connection with this Transaction not to exceed (a) $50,000, (b) a quarterly fee of $5,000 (initially payable on the Trade Date and upon the first Local Business Day of each quarter) and (c) expenses actually incurred in connection with the acquisition of the Shares in an amount not to exceed $0.05 per Share $0.02 per disposition of each Share.

Settlement Terms

Settlement Method Election:	Not Applicable.

Settlement Method:	Physical Settlement.

Settlement Currency:	USD.

Settlement Date:	Two (2) Local Business Days following the Valuation Date.

Excess Dividend Amount	Ex Amount.

Optional Early Termination:

From time to time and on any Exchange Business Day following the closing of the Business Combination (any such date, an “OET Date”) and subject to the terms and conditions below, Seller may, in its absolute discretion, terminate the Transaction in whole or in part so long as Seller provides written notice to Counterparty (the “OET Notice”), no later than the later of (a) the fifth Local Business Day following the OET Date and (b) the first Payment Date after the OET Date which shall specify the quantity by which the Number of Shares is to be reduced (such quantity, the “Terminated Shares”) provided that “Terminated Shares” includes only such quantity of Shares by which the Number of Shares is to be reduced and included in an OET Notice and does not include any Shortfall Sale Shares, sales of Shares that are designated as Shortfall Sales (which designation can be made only up to the amount of Shortfall Sale Proceeds), any Share Consideration Share sales or any other sales of Shares (other than Recycled Shares), which Shares will not be included in any OET Notice or included in the definition, or when calculating the number, of Terminated Shares. The effect of an OET Notice given shall be to reduce the Number of Shares by the number of Terminated Shares specified in such OET Notice with effect as of the related OET Date. As of each OET Date, Counterparty shall be entitled to an amount from Seller, and the Seller shall pay to Counterparty an amount, equal to the product of (x) the number of Terminated Shares multiplied by (y) the Reset Price in respect of such OET Date (an “Early Termination Obligation”), except that no such amount will be due to Counterparty upon any Shortfall Sale; provided that Seller shall pay certain of the Early Termination Obligation to the accounts and in the amounts as directed by Counterparty. The remainder of the Transaction, if any, shall continue in accordance with its terms; provided that if the OET Date is also the stated Valuation Date, the remainder of the Transaction shall be settled in accordance with the other provisions of “Settlement Terms.” The Seller shall pay to Counterparty any and all unsatisfied Early Termination Obligations, calculated as of the last day of each calendar month, on the first Local Business Day following such day; provided that Seller shall be under no obligation to settle an Early Termination Obligation set forth in an OET Notice prior to one (1) Local Business Day following the settlement of the Share sale(s) covered in such OET Notice.

Shortfall Sales

From time to time and on any date following the closing of the Business Combination (any such date, a “Shortfall Sale Date”) and subject to the terms and conditions below, Seller may, in its absolute discretion, at any sales price, sell Shortfall Sale Shares, and in connection with such sales, Seller shall provide written notice to Counterparty (the “Shortfall Sale Notice”) no later than the later of (a) the fifth Local Business Day following the Shortfall Sales Date and (b) the first Payment Date after the Shortfall Sales Date, specifying the quantity of the Shortfall Sale Shares and the allocation of the Shortfall Sale Proceeds. Seller shall not have any Early Termination Obligation in connection with any Shortfall Sales. The Counterparty covenants and agrees for a period of at least sixty (60) Local Business Days (commencing on the Prepayment Date or if an earlier Registration Request is submitted by Seller on the Registration Statement Effective Date) not to issue, sell or offer or agree to sell any Shares, or securities or debt that is convertible, exercisable or exchangeable into Shares, including under any existing or future equity line of credit, until the proceeds from the Shortfall Sales equal the Prepayment Shortfall. The effect of any Shortfall Sales shall be to reduce the Number of Shares in the Transaction by a corresponding number of Shares; provided that, such Shares will not be considered Terminated Shares.

Unless and until the proceeds from Shortfall Sales equal 100% of the Prepayment Shortfall, in the event that the product of (x) the difference between (i) the Number of Shares as specified in the Pricing Date Notice(s) plus any Shortfall Variance Shares previously issued, less (ii) any Shortfall Sale Shares sold as of such measurement time, multiplied by (y) the daily VWAP Price, is less than (z) the difference between (i) the Prepayment Shortfall, less (ii) the proceeds from Shortfall Sales as of such measurement time (the “Shortfall Variance”), then the Counterparty, as liquidated damages in respect of such Shortfall Variance, at its option shall within five (5) business days following a request by Seller either:

(A) Pay in cash an amount equal to the Shortfall Variance; or

(B) Issue and deliver to Seller such number of additional Shares that are equal to (1) the Shortfall Variance, divided by (2) the VWAP Price (the “Shortfall Variance Shares”).

Any Shortfall Variance Shares shall constitute Shortfall Sale Shares, and the sale of such Shortfall Variance Shares after the Registration Statement for such Shares is declared effective by the Commission shall be a Shortfall Sale. If the Shortfall Variance has not been paid in cash by the Counterparty, and after the sale of all Shortfall Variance Shares, the proceeds from all Shortfall Sales, including the Shortfall Variance Shares, is less than 100% of the Prepayment Shortfall, then there will be another Shortfall Variance, calculated in accordance with this provision, and the Counterparty shall address such Shortfall Variance as provided for by this provision. This shall continue until such time as the proceeds from all Shortfall Sales equal 100% of the Prepayment Shortfall or the Counterparty shall have paid any Shortfall Variance in cash.

With respect to the forgoing and any issuance of Shortfall Variance Shares, the Counterparty shall not issue any Shortfall Variance Shares pursuant to this provision to the extent that after giving effect thereto, the aggregate number of Shares that would be issued pursuant to this provision would exceed 19.99% of the Shares that are issued and outstanding immediately prior to such issuance, which number of Shares shall be (i) reduced, on a share-for-share basis, by the number of Shares issued or issuable pursuant to any transaction or series of transactions that may be aggregated with the transactions contemplated hereby under applicable rules of the NASDAQ and (ii) appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction that occurs after the date of this Confirmation (such maximum number of Shares, the “Exchange Cap”), unless and until the Counterparty elects to solicit stockholder approval of the issuance of the Shortfall Variance Shares as contemplated hereby, and the stockholders of the Counterparty have in fact approved the issuance of the Shortfall Variance Shares as contemplated hereby in accordance with the applicable rules of the NASDAQ. In the event that there is an Exchange Cap, if the Counterparty does not elect to solicit stockholder approval and obtain such stockholder approval in accordance with the applicable rules of the NASDAQ, then the Counterparty will pay the Shortfall Variance in cash.

Shortfall Warrants:

Seller in its sole discretion may request (in one or more requests) warrants of the Counterparty exercisable for Shares in an amount equal to (i) the Maximum Number of Shares less (ii) the Number of Shares specified in the Pricing Date Notice (the “Shortfall Warrants,” and the Shares underlying the Shortfall Warrants, the “Shortfall Warrant Shares”). The Shortfall Warrants shall have an exercise price equal to the Reset Price. The Form of Shortfall Warrant shall be agreed upon by the parties hereto within 45 days of the date hereof.

Maturity Settlement:

Subject to Maturity Consideration below, on the Settlement Date, Seller shall deliver to Buyer a number of Shares equal to the Number of Shares as specified in the initial Pricing Date Notice minus the Terminated Shares, minus the Shortfall Sale Shares.

Maturity Consideration:	The “Maturity Consideration” means an amount equal to the product of (1) (a) the Number of Shares as set forth in the initial Pricing Date Notice plus (b) Shortfall Warrant Shares less (c) the number of Terminated Shares, multiplied by (2) $1.00 in the event of cash or, in the event of Shares, $2.00; and $2.50, solely in the event of a Registration Failure. In the event the Maturity Date is determined by clause (a) or (b) of Valuation Date, on such Maturity Date, Seller shall be entitled to receive the Maturity Consideration in cash or, at the option of Counterparty (other than in the case of a Delisting Event), Shares based on the average daily VWAP Price over 30 scheduled trading days ending on the Maturity Date (such shares to be paid as Maturity Consideration, the “Maturity Shares”); provided that the Maturity Shares used to pay the Maturity Consideration (i) (a) are registered for resale under an effective registration statement pursuant to the Securities Act under which Seller may sell or transfer the Shares or (b) may be transferred by Seller without any restrictions including the requirement for the Counterparty to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2)) or the volume and manner of sale limitations under Rule 144 under the Securities Act and (ii) bear no restrictive legend (collectively, (i) and (ii) above, the “Share Conditions”); provided further that if the Maturity Shares do not satisfy the Share Conditions, Seller shall instead receive such number of Shares equal to the product of (a) three (3) multiplied by (b) the (i) the Number of Shares in the initial Pricing Date Notice less (ii) the number of Terminated Shares, (the “Penalty Shares”); provided further that if the Penalty Shares satisfy the Share Conditions within 45 days after the Maturity Date, Seller shall return to Counterparty such number of Penalty Shares that are valued in excess of Maturity Consideration based on the 10-day VWAP ending on the date that such Shares satisfied the Share Conditions. Counterparty, at Sellers’s option, will pay the Maturity Consideration on a net basis such that Seller retains a number of shares due to Counterparty upon the Maturity Date equal to the number of Maturity Shares or Penalty Shares payable to Seller, only to the extent the Number of Shares due to Counterparty upon the Maturity Date are equal to or more than the number of Maturity Shares or Penalty Shares payable to Seller, with any Maturity Consideration remaining due to be paid to Seller in newly issued Shares. For the avoidance of doubt, in addition to the Maturity Consideration, at the Maturity Date, Seller is entitled to retain an amount in cash equal to the product of (i) the Number of Shares as reduced by the Terminated Shares multiplied by (ii) the Initial Price.

Share Consideration:	In addition to the Prepayment Amount, Counterparty shall pay directly from the Trust Account, on the Prepayment Date, an amount equal to the product of (x) 300,000 and (y) the Initial Price. The Shares purchased with the Share Consideration (the “Share Consideration Shares”) shall not be included in the Number of Shares in this Transaction, and the Seller and the Share Consideration Shares shall be free and clear of all obligations with respect to the Seller and such Share Consideration Shares in connection with this Confirmation.

Share Registration	At the written request of Seller and no earlier than the Counterparty’s redemption deadline and no later than the Maturity Date (the “Registration Request”), within sixty (60) calendar days of the Registration Request, or in the case of Shortfall Variance Shares, in the event that the Counterparty issues and delivers to Seller Shortfall Variance Shares, within thirty (30) calendar days of such issuance and delivery of Shortfall Variance Shares, Counterparty shall file (at Counterparty’s sole cost and expense) with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement registering the resale of all Shares and other securities of the Counterparty held by the Seller, including without limitation the Recycled Shares, Shortfall Sale Shares, Shortfall Variance Shares, Shortfall Warrants, Shortfall Warrant Shares, Maturity Shares, Penalty Shares, and Share Consideration Shares (the “Registrable Securities,” and the registration statement registering the Registrable Securities, the “Registration Statement”), and have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earliest of (i) the 90th calendar day (or 155th calendar day if the Commission notifies the Counterparty that it will “review” the Registration Statement) following the Registration Request and (ii) the 5th Local Business Day after the date the Counterparty is notified (orally or in writing, whichever is earlier) by the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review. Upon notification by the Commission that the Registration Statement has been declared effective by the Commission, within two (2) Local Business Days thereafter, the Counterparty shall file the final prospectus under Rule 424 of the Securities Act of 1933, as amended containing a “plan of distribution” reasonably agreeable to Seller. Counterparty shall not identify Seller as a statutory underwriter in the Registration Statement unless requested by the Commission. The Counterparty will use its reasonable best efforts to keep the Registration Statement covering the resale of the shares as described above continuously effective (except for customary blackout periods, up to twice per year and for a total of up to 15 calendar days (and not more than 10 calendar days in an occurrence), if and when the Counterparty is in possession of material non-public information the disclosure of which, in the good faith judgment of the Counterparty’s board of directors, would be prejudicial, and the Counterparty agrees to promptly notify Seller of any such blackout determination) until all such shares have been sold or may be transferred without any restrictions including the requirement for the Counterparty to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2) or the volume and manner of sale limitations under Rule 144 under the Securities Act; provided that Counterparty covenants and agrees to make all necessary filings, amendments, supplements and submissions in furtherance of the foregoing, including to register all of Seller’s Registrable Securities; provided that it shall be a (“Registration Failure”) if (a) the Registration Statement covering all of the Registrable Securities described above in this section is not declared effective after the 90th calendar day (or 155th calendar day if the Commission notifies the Counterparty that it will “review” the Registration Statement) after the Registration Request) or (b) the Registration Statement after it is declared effective ceases to be continuously effective (subject to the blackout periods as indicated above) as set forth in the preceding sentence for more than 15 consecutive calendar days. Seller will promptly deliver customary representations and other documentation reasonably acceptable to the Counterparty, its counsel and/or its transfer agent in connection with the Registration Statement, including those related to selling shareholders and to respond to Commission comments. If requested by Seller, the Counterparty shall remove or instruct its transfer agent to remove any restrictive legend with respect to transfers under the Securities Act from any and all Registrable Securities held by Seller if (1) the Registration Statement is and continues to be effective under the Securities Act, (2) such Registrable Securities are sold or transferred pursuant to Rule 144 under the Securities Act (subject to all applicable requirements of Rule 144 being met), or (3) such Registrable Securities are eligible for sale under Rule 144, without the requirement for the Counterparty to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) as to the Registrable Securities and without volume or manner-of-sale restrictions; provided that Seller shall have timely provided customary representations and other documentation reasonably acceptable to the Counterparty, its counsel and/or its transfer agent in connection therewith. Any fees (with respect to the transfer agent, Counterparty’s counsel or otherwise) associated with the issuance of any legal opinion required by the Counterparty’s transfer agent or the removal of such legend shall be borne by the Counterparty. If a legend is no longer required pursuant to the foregoing, the Counterparty will, no later than five (5) Local Business Days following the delivery by Seller to the Counterparty or the transfer agent (with notice to the Counterparty) of customary representations and other documentation reasonably acceptable to the Counterparty, its counsel and/or its transfer agent, remove the restrictive legend related to the book entry account holding the Registrable Securities and make a new, unlegended book entry for the Registrable Securities.

Share Adjustments:

Method of Adjustment:	Calculation Agent Adjustment.

Extraordinary Events:

Consequences of Merger Events involving Counterparty:

Share-for-Share:	Calculation Agent Adjustment.

Share-for-Other:	Cancellation and Payment.

Share-for-Combined:	Component Adjustment.

Tender Offer:	Applicable; provided, however, that (A) Section 12.1(d) of the Equity Definitions is hereby amended by adding “, or of the outstanding Shares,” before “of the Issuer” in the fourth line thereof. Sections 12.1(e), (B) 12.1(l)(ii) of the Equity Definitions are hereby amended by adding “or Shares, as applicable,” after “voting Shares” and (C) Section 12.1(d) of the Equity Definitions is hereby amended by replacing the reference to “10%” therein with “20%”.

Consequences of Tender Offers:

Share-for-Share:	Calculation Agent Adjustment.

Share-for-Other:	Calculation Agent Adjustment.

Share-for-Combined:	Calculation Agent Adjustment.

Composition of Combined Consideration:	Not Applicable.

Nationalization, Insolvency or Delisting:

Cancellation and Payment (Calculation Agent Determination); provided that in addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it shall also constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, the Nasdaq Global Select Market, Nasdaq Capital Market or the Nasdaq Global Market (or their respective successors) or such other exchange or quotation system which, in the determination of the Calculation Agent, has liquidity comparable to the aforementioned exchanges; if the Shares are immediately re-listed, re-traded or re-quoted on any such exchange or quotation system, such exchange or quotation system shall be deemed to be the Exchange.

Business Combination Exclusion:	Notwithstanding the foregoing or any other provision herein, the parties agree that the Business Combination shall not constitute a Merger Event, Tender Offer, Delisting or any other Extraordinary Event hereunder.

Additional Disruption Events:

(a) Change in Law:	Applicable; provided that Section 12.9(a)(ii) of the Equity Definitions is hereby amended by adding the words “(including, for the avoidance of doubt and without limitation, adoption or promulgation of new regulations authorized or mandated by existing statute)” after the word “regulation” in the second line thereof.

(a) Failure to Deliver:	Not Applicable.

(b) Insolvency Filing:	Applicable.

(c) Hedging Disruption:	Not Applicable.

(d) Increased Cost of Hedging:	Not Applicable.

(e) Loss of Stock Borrow:	Not Applicable.

(f) Increased Cost of Stock Borrow:	Not Applicable.

Determining Party:	For all applicable events, Seller, unless (i) an Event of Default, Potential Event of Default or Termination Event has occurred and is continuing with respect to Seller, or (ii) if Seller fails to perform its obligations as Determining Party, in which case a Third Party Dealer (as defined below) in the relevant market selected by Counterparty will be the Determining Party. The dispute rights provided in the section “Calculation Agent” shall apply mutatis mutandis to calculations and determinations of the Determining Party.

Additional Provisions:

Calculation Agent:	Seller, unless (i) an Event of Default, Potential Event of Default or Termination Event has occurred and is continuing with respect to Seller, or (ii) if Seller fails to perform its obligations as Calculation Agent, in which case an unaffiliated leading dealer in the relevant market selected by Counterparty in its sole discretion will be the Calculation Agent.

In the event that a party (the “Disputing Party”) does not agree with any determination made (or the failure to make any determination) by the Calculation Agent, the Disputing Party shall have the right to require that the Calculation Agent have such determination reviewed by a disinterested third party that is a dealer in derivatives of the type that is the subject of the dispute and that is not an Affiliate of either party (a “Third Party Dealer”). Such Third Party Dealer shall be jointly selected by the parties within one (1) Local Business Day after the Disputing Party’s exercise of its rights hereunder (once selected, such Third Party Dealer shall be the “Substitute Calculation Agent”). If the parties are unable to agree on a Substitute Calculation Agent within the prescribed time, each of the parties shall elect a Third Party Dealer and such two dealers shall agree on a Third Party Dealer by the end of the subsequent Local Business Day. Such Third Party Dealer shall be deemed to be the Substitute Calculation Agent. Any exercise by the Disputing Party of its rights hereunder must be in writing and shall be delivered to the Calculation Agent not later than the third Local Business Day following the Local Business Day on which the Calculation Agent notifies the Disputing Party of any determination made (or of the failure to make any determination). Any determination by the Substitute Calculation Agent shall be binding in the absence of manifest error and shall be made as soon as possible but no later than the second Local Business Day following the Substitute Calculation Agent’s appointment. The costs of such Substitute Calculation Agent shall be borne by (a) the Disputing Party if the Substitute Calculation Agent substantially agrees with the Calculation Agent or (b) the non-Disputing Party if the Substitute Calculation Agent does not substantially agree with the Calculation Agent. If, after following the procedures and within the specified time frames set forth above, a binding determination is not achieved, the original determination of the Calculation Agent shall apply.

Non-Reliance:	Applicable.

Agreements and Acknowledgements Regarding Hedging Activities:	Applicable.

Additional Acknowledgements:	Applicable.

Schedule Provisions:

Specified Entity:	In relation to both Seller and Counterparty for the purpose of:
Section 5(a)(v), Not Applicable
Section 5(a)(vi), Not Applicable
Section 5(a)(vii), Not Applicable

Cross-Default	The “Cross-Default” provisions of Section 5(a)(vi) of the ISDA Form will not apply to either party.

Credit Event Upon Merger	The “Credit Event Upon Merger” provisions of Section 5(b)(v) of the ISDA Form will not apply to either party.

Automatic Early Termination:	The “Automatic Early Termination” of Section 6(a) of the ISDA Form will not apply to either party.

Termination Currency:	United States Dollars.

Additional Termination Events:

Will apply to Seller and to Counterparty and Target. The occurrence of any of the following events shall constitute an Additional Termination Event in respect of which Seller and Counterparty and Target shall be Affected Parties:

(a) The BCA is terminated pursuant to its terms prior to the closing of the Business Combination.

(b) The Registration Statement is not declared effective pursuant to “Share Registration” above.

(c) The BCA is not executed by May 30, 2023.

(d) The Form of Shortfall Warrant shall not have been agreed upon by the parties hereto within 45 days of the date hereof.

Notwithstanding the foregoing, Counterparty’s obligations set forth under the captions, “Reimbursement of Legal Fees and Other Expenses,” and “Other Provisions — (d) Indemnification” shall survive any termination due to the occurrence of either of the foregoing Additional Termination Events.

If the Transaction is terminated as a result of regulatory review by any governmental authority, Counterparty shall use its best efforts to negotiate with Seller entering into a new transaction with substantially similar economic rights as the Transaction.

Governing Law:	New York law (without reference to choice of law doctrine).

Credit Support Provider:	With respect to Seller and Counterparty, None.

Local Business Days:	Seller specifies the following places for the purposes of the definition of Local Business Day as it applies to it: New York. Counterparty specifies the following places for the purposes of the definition of Local Business Day as it applies to it: New York.

Representations, Warranties and Covenants

1.	Each of Counterparty, Target and Seller represents and warrants to, and covenants and agrees with, the other as of the date on which it enters into the Transaction that (in the absence of any written agreement between the parties that expressly imposes affirmative obligations to the contrary for the Transaction):

(a)	Non-Reliance. It is acting for its own account, and it has made its own independent decisions to enter into the Transaction and as to whether the Transaction is appropriate or proper for it based upon its own judgment and upon advice from such advisers as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into the Transaction, it being understood that information and explanations related to the terms and conditions of the Transaction will not be considered investment advice or a recommendation to enter into the Transaction. No communication (written or oral) received from the other party will be deemed to be an assurance or guarantee as to the expected results of the Transaction.

(b)	Assessment and Understanding. It is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of the Transaction. It is also capable of assuming, and assumes, the risks of the Transaction.

(c)	Non-Public Information. It is in compliance with Section 10(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(d)	Eligible Contract Participant. It is an “eligible contract participant” under, and as defined in, the Commodity Exchange Act (7 U.S.C. § 1a(18)) and CFTC regulations (17 CFR § 1.3).

(e)	Tax Characterization. It shall treat the Transaction as a derivative financial contract for U.S. federal income tax purposes, and it shall not take any action or tax return filing position contrary to this characterization.

(f)	Private Placement. It (i) is an “accredited investor” as such term is defined in Regulation D as promulgated under the Securities Act, (ii) is entering into the Transaction for its own account without a view to the distribution or resale thereof and (iii) understands that the assignment, transfer or other disposition of the Transaction has not been and will not be registered under the Securities Act.

(g)	Investment Company Act. It is not and, after giving effect to the Transaction, will not be required to register as an “investment company” under, and as such term is defined in, the Investment Company Act of 1940, as amended.

(h)	Authorization. The Transaction, including this Confirmation, has been entered into pursuant to authority granted by its board of directors or other governing authority. It has no internal policy, whether written or oral, that would prohibit it from entering into any aspect of the Transaction, including, but not limited to, the purchase of Shares to be made in connection therewith.

(i)	Affiliate Status. It is the intention of the parties hereto that Seller shall not be an “affiliate” (as such term is defined in Rule 405 under the Securities Act) of the Counterparty including SGII or the Combined Company following the closing of the Business Combination, as a result of the transactions contemplated hereunder.

2.	Counterparty represents and warrants to, and covenants and agrees with Seller as of the date on which it enters into the Transaction that:

(a)	Total Assets. SGII has total assets as of the date hereof and expects to have as of the closing of the Business Combination of at least USD $5,000,001.

(b)	Non-Reliance. Without limiting the generality of Section 13.1 of the Equity Definitions, Counterparty acknowledges that Seller is not making any representations or warranties or taking any position or expressing any view with respect to the treatment of the Transaction under any accounting standards.

(c)	Solvency. Counterparty is, and shall be as of the date of any payment or delivery by Counterparty under the Transaction, solvent and able to pay its debts as they come due, with assets having a fair value greater than liabilities and with capital sufficient to carry on the businesses in which it engages. Counterparty: (i) has not engaged in and will not engage in any business or transaction after which the property remaining with it will be unreasonably small in relation to its business, (ii) has not incurred and does not intend to incur debts beyond its ability to pay as they mature, and (iii) as a result of entering into and performing its obligations under the Transaction, (a) it has not violated and will not violate any relevant state law provision applicable to the acquisition or redemption by an issuer of its own securities and (b) it would not be nor would it be rendered “insolvent” (as such term is defined under Section 101(32) of the Bankruptcy Code or under any other applicable local insolvency regime).

(d)	Public Reports. As of the Trade Date, Counterparty is in material compliance with its reporting obligations under the Exchange Act, and all reports and other documents filed by Counterparty with the Securities and Exchange Commission pursuant to the Exchange Act, when considered as a whole (with the most recent such reports and documents deemed to amend inconsistent statements contained in any earlier such reports and documents), do not contain any untrue statement of a material fact or any omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(e)	No Distribution. Except with respect to any Shares that may be offered and sold pursuant to the Registration Statement, Counterparty is not entering into the Transaction to facilitate a distribution of the Shares (or any security that may be converted into or exercised or exchanged for Shares, or whose value under its terms may in whole or in significant part be determined by the value of the Shares) or in connection with any future issuance of securities.

(f)	SEC Documents. The Counterparty shall comply with the Securities and Exchange Commission’s guidance, including Compliance and Disclosure Interpretation No. 166.01, for all relevant disclosure in connection with this Confirmation and the Transaction, and will not file with the Securities and Exchange Commission any Form 8-K, Registration Statement on Form S-4 (or Form F-4 (if applicable)) (including any post-effective amendment thereof), proxy statement, or other document that includes any disclosure regarding this Confirmation or the Transaction without consulting with and reasonably considering any comments received from Seller, provided that, no consultation shall be required with respect to any subsequent disclosures that are substantially similar to prior disclosures by Counterparty that were reviewed by Seller.

(g)	Waiver. The Counterparty shall waive any violation of its “bulldog clause,” as set forth in Article 9.2(c) of the Certificate of Incorporation, and any other restrictions that would be caused by Seller entering into this Transaction.

(h)	Disclosure. The Counterparty agrees to comply with applicable SEC guidance in respect of disclosure and the Counterparty shall preview with Seller all public disclosure relating to the Transaction and shall consult with Seller to ensure that such public disclosure, including the press release, Form 8-K or other filing that announces the Transaction adequately discloses the material terms and conditions of the Transaction in form and substance reasonably acceptable to Seller; provided that this Confirmation shall be executed at least one calendar day prior to the announcement of the Target in connection with the Business Combination.

(i)	Listing. The Counterparty agrees to use its best efforts to maintain the listing of the Shares on a national securities exchange; provided that if the Shares cease to be listed on a national securities exchange, or are not approved for listing at the closing of the Business Combination (each a “Delisting Event”), Seller may accelerate the Maturity Date under this Confirmation by delivering notice to the Counterparty and shall be entitled to the Break-up Consideration, which shall be due and payable immediately following the Maturity Date.

(j)	Regulatory Filings. Counterparty covenants that it will make all regulatory filings that it is required by law or regulation to make with respect to the Transaction.

(k)	Regulation M and Target Approvals. Counterparty is not on the Trade Date and agrees and covenants that it will not be on any date Seller is purchasing shares that may be included in a Pricing Date Notice, engaged or engaging in a distribution, as such term is used in Regulation M under the Exchange Act, of any securities of Counterparty, other than a distribution meeting the requirements of the exception set forth in Rules 101(b)(10) and 102(b)(7) of Regulation M. Counterparty shall not, until the second scheduled trading day immediately following dates referenced in the preceding sentence, engage in any such distribution. Counterparty, including Target, also agrees and covenants that the BCA shall be executed and all required approvals and consents of the Target security holders in connection with the Business Combination shall be obtained and any subsequent valuation periods as contemplated under Regulation M under the Exchange Act, shall be completed in each case no later than SGII’s redemption deadline.

(l)	Other Agreements. Counterparty covenants and agrees that it has not and will not enter into any other OTC Equity Prepaid Forward Transactions or similar transaction(s) or agreement(s) with any other person(s) without the prior written consent of Seller during the term of this Confirmation.

(m)	No conflicts. The execution and delivery by the Counterparty and Target of, and the performance by the Counterparty and the Target of its obligations under, the Transaction and the Confirmation and the consummation of the transactions contemplated by the Confirmation, including the payments and share issuances hereunder, do not and will not result in any breach or violation of or constitute a default under (nor constitute any event which, with notice, lapse of time or both, would result in any breach or violation of or constitute a default under or give the holder of any indebtedness (or a person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a part of such indebtedness under) (or result in the creation or imposition of a lien, charge or encumbrance on any property or assets of the Counterparty, the Target or any of their respective subsidiaries pursuant to) (i) any provision of applicable law, (ii) the organizational documents of any of the Counterparty, the Target or any of their respective subsidiaries, (iii) any indenture, mortgage, deed of trust, bank loan or credit agreement or other evidence of indebtedness, or any license, lease, contract or other agreement or instrument binding upon the Counterparty, the Target or any of their respective subsidiaries, or (iv) any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Counterparty, the Target or any of their respective subsidiaries, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by the Counterparty or the Target of their respective obligations under the Confirmation, except as have been obtained. In addition, the Counterparty and Target covenant and agree not to enter into any agreement or other arrangement that would prohibit, restrict or otherwise prevent the Counterparty from performing its obligations hereunder, including the making of any payment or Share issuance to the Seller.

(n)

The Transaction has been structured, and all activity in connection with the Transaction has been undertaken to comply with the requirements of all tender offer regulations applicable to the Business Combination, including Rule 14e-5 under the Securities Exchange Act of 1934.

3.	Target and the Combined Company, from and after the Trade Date, each covenants and agrees not to incur in excess of $30.0 million of indebtedness (as a result of incurring additional indebtedness, refinancing of existing indebtedness as of the date hereof, or otherwise) through and including the 90th day following the Prepayment Date without the prior written consent of the Seller. Indebtedness shall not include accounts payable at the closing of the Business Combination or otherwise.

4.	Seller represents and warrants to, and covenants and agrees with Counterparty as of the date on which it enters into the Transaction and each other date specified that:

(a)	Regulatory Filings. Seller covenants that it will make all regulatory filings that it is required by law or regulation to make with respect to the Transaction including, without limitation, as may be required by Section 13 or Section 16 (if applicable) under the Exchange Act and, assuming the accuracy of Counterparty’s Repurchase Notices (as described under “Repurchase Notices” below), any sales of the Recycled Shares will be in compliance therewith.

Transactions by Seller in the Shares

(a)	Seller hereby waives the redemption rights (“Redemption Rights”) set forth in the Certificate of Incorporation in connection with the Business Combination with respect to the Recycled Shares only during the term of this Confirmation. Seller may sell or otherwise transfer, loan or dispose of any of the Shares or any other shares or securities of the Counterparty in one or more public or private transactions at any time. Any Recycled Shares that are not Shortfall Sale Shares sold by Seller during the term of the Transaction will cease to be included in the Number of Shares.

(b)	No sale of Shares by Seller shall terminate all or any portion of this Confirmation (unless Seller issues a Shortfall Sale Notice or OET Notice within the deadlines contemplated in sections entitled Shortfall Sales and Optional Early Termination above), and provided that Seller complies with all of its other obligations hereunder nothing contained herein shall limit any of Seller’s purchases and sales of Shares.

(c)	Seller hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with it, will engage in any Short Sales with respect to securities of Counterparty prior to the closing of the Business Combination. For purposes of this Section 6, “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

No Arrangements

Seller, Counterparty and Target each acknowledge and agree that: (i) there are no voting, hedging or settlement arrangements between or among Seller, Counterparty and Target with respect to any Shares or the Counterparty or Target, other than those set forth herein; (ii) although Seller may hedge its risk under the Transaction in any way Seller determines, Seller has no obligation to hedge with the purchase, sale or maintenance of any Shares or otherwise; (iii) Counterparty and Target will not be entitled to any voting rights in respect of any of the Shares underlying the Transaction; and (iv) Counterparty and Target will not seek to influence Seller with respect to the voting or disposition of any Shares.

Wall Street Transparency and Accountability Act

In connection with Section 739 of the Wall Street Transparency and Accountability Act of 2010 (“WSTAA”), the parties hereby agree that neither the enactment of WSTAA or any regulation under WSTAA, nor any requirement under WSTAA or an amendment made by WSTAA, nor any similar legal certainty provision in any legislation enacted, or rule or regulation promulgated, on or after the date of this Confirmation, shall limit or otherwise impair either party’s otherwise applicable rights to terminate, renegotiate, modify, amend or supplement this Confirmation or the ISDA Form, as applicable, arising from a termination event, force majeure, illegality, increased costs, regulatory change or similar event under this Confirmation, the Equity Definitions incorporated herein, or the ISDA Form.

Address for Notices

Notice to Seller:

1200 N Federal Hwy, Ste 200

Boca Raton, FL 33432

Email: notices@meteoracapital.com

With a copy to:

Loeb & Loeb LLP

345 Park Avenue

New York, NY 10154

Attention: Mitchell Nussbaum

Email: [personal information redacted]

Notice to Counterparty:

Seaport Global Acquisition II Corp.
360 Madison Avenue, 20th Floor, New York, NY 10017

Attention: Sal Bonomo
Email: [personal information redacted]

With a copy to:

Paul Hastings LLP

600 Travis Street, Fifty-Eighth Floor

Houston, TX 77002

Attention: Will Burns

Email: [personal information redacted]

Following the Closing of the Business Combination:

American Battery Materials, Inc.
500 West Putnam Ave., Suite 400

Greenwich, CT 06830

Attention: David Graber, Chief Executive Officer

Email: [personal information redacted]

Notice to Target:

American Battery Materials, Inc.
500 West Putnam Ave., Suite 400

Greenwich, CT 06830

Attention: David Graber, Chief Executive Officer

Email: [personal information redacted]

With a copy to:

ONSIDE ADVISORY LLC

9272 Jeronimo Road, Suite 114

Irvine, CA 92618

Attention: Keith A. Rosenbaum

Email: [personal information redacted]

Other Provisions.

(a)	Rule 10b5-1.

(i)	Counterparty represents and warrants to Seller that Counterparty is not entering into the Transaction to create actual or apparent trading activity in the Shares (or any security convertible into or exchangeable for the Shares) or to raise or depress or otherwise manipulate the price of the Shares (or any security convertible into or exchangeable for the Shares) for the purpose of inducing the purchase or sale of such securities or otherwise in violation of the Exchange Act, and Counterparty represents and warrants to Seller that Counterparty has not entered into or altered, and agrees that Counterparty will not enter into or alter, any corresponding or hedging transaction or position with respect to the Shares.

(ii)	Counterparty agrees that it will not seek to control or influence Seller’s decision to make any “purchases or sales” under the Transaction, including, without limitation, Seller’s decision to enter into any hedging transactions. Counterparty represents and warrants that it has consulted with its own advisors as to the legal aspects of its adoption and implementation of this Confirmation and the Transaction under the federal securities laws, including without limitation, the prohibitions on manipulative and deceptive devices under the Exchange Act.

(iii)	Counterparty acknowledges and agrees that any amendment, modification, waiver or termination of this Confirmation must be effected in accordance with the requirements for the amendment or termination of a written trading plan for trading securities.. Without limiting the generality of the foregoing, Counterparty acknowledges and agrees that any such amendment, modification, waiver or termination shall be made in good faith and not as part of a plan or scheme to evade compliance with the federal securities laws, including without limitation the prohibition on manipulative and deceptive devises under the Exchange Act and no such amendment, modification or waiver shall be made at any time at which Counterparty or any officer, director, manager or similar person of Counterparty is aware of any material non-public information regarding Counterparty or the Shares.

(b)	Repurchase Notices. Counterparty shall, on any day on which Counterparty effects any repurchase of Shares (other than in connection with a Counterparty equity compensation program (e.g., to fund taxes in connection with vested RSUs), any other grants or issuances under the Counterparty’s equity compensation plans, Shares underlying warrants now outstanding or issued in connection with the Business Combination or any Shares issued in connection with the Business Combination pursuant to the Business Combination Agreement), promptly give Seller a written notice of such repurchase (a “Repurchase Notice”), provided that Counterparty agrees that this information does not constitute material non-public information; provided further if this information shall be material non-public information, it shall publicly disclosed immediately. Counterparty agrees to indemnify and hold harmless Seller and its affiliates and their respective officers, directors, employees, affiliates, advisors, agents and controlling persons (each, an “Indemnified Person”) from and against any and all losses (including losses relating to Seller’s hedging activities as a consequence of remaining or becoming a Section 16 “insider” following the closing of the Business Combination, including without limitation, any forbearance from hedging activities or cessation of hedging activities and any losses in connection therewith with respect to the Transaction), claims, damages, judgments, liabilities and expenses (including reasonable attorney’s fees), joint or several, which an Indemnified Person may become subject to, as a result of Counterparty’s failure to provide Seller with a Repurchase Notice on the day and in the manner specified in this paragraph, and to reimburse, within thirty (30) days, upon written request, each of such Indemnified Persons for any reasonable legal or other expenses incurred in connection with investigating, preparing for, providing testimony or other evidence in connection with or defending any of the foregoing; provided, however, for the avoidance of doubt, Counterparty has no indemnification or other obligations with respect to Seller becoming a Section 16 “insider” prior to the closing of the Business Combination. If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against the Indemnified Person as a result of Counterparty’s failure to provide Seller with a Repurchase Notice in accordance with this paragraph, such Indemnified Person shall promptly notify Counterparty in writing, and Counterparty, upon request of the Indemnified Person, shall retain counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person and any others Counterparty may designate in such proceeding and shall pay the fees and expenses of such counsel related to such proceeding. Counterparty shall not be liable for any settlement of any proceeding contemplated by this paragraph that is effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, Counterparty agrees to indemnify any Indemnified Person from and against any loss or liability by reason of such settlement or judgment. Counterparty shall not, without the prior written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding contemplated by this paragraph that is in respect of which any Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Person, unless such settlement includes an unconditional release of such Indemnified Person from all liability on claims that are the subject matter of such proceeding on terms reasonably satisfactory to such Indemnified Person. If the indemnification provided for in this paragraph is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then Counterparty hereunder, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities. The remedies provided for in this paragraph are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Person at law or in equity. The indemnity and contribution agreements contained in this paragraph shall remain operative and in full force and effect regardless of the termination of the Transaction.

(c)	Transfer or Assignment. The Seller may freely transfer or assign the rights and duties under this Confirmation. If at any time following the closing of the Business Combination at which (A) the Section 16 Percentage exceeds 9.9%, or (B) the Share Amount exceeds the Applicable Share Limit (if any applies) (any such condition described in clause (A) or (B), and “Excess Ownership Position”), Seller is unable to effect a transfer or assignment of a portion of the Transaction to a third party on pricing terms reasonably acceptable to Seller and within a time period reasonably acceptable to Seller such that no Excess Ownership Position exists, then Seller may designate any Local Business Day as an Early Termination Date with respect to a portion of the Transaction (the “Terminated Portion”), such that following such partial termination no Excess Ownership Position exists. In the event that Seller so designates an Early Termination Date with respect to a portion of the Transaction, a portion of the Shares with respect to the Transaction shall be delivered to Counterparty as if the Early Termination Date was the Valuation Date in respect of a Transaction having terms identical to the Transaction and a Number of Shares equal to the number of Shares underlying the Terminated Portion. The “Section 16 Percentage” as of any day is the fraction, expressed as a percentage, as determined by Seller, (A) the numerator of which is the number of Shares that Seller and each person subject to aggregation of Shares with Seller under Section 13 or Section 16 of the Exchange Act and rules promulgated thereunder and all persons who may form a “group” (within the meaning of Rule 13d-5(b)(1) of the Exchange Act) with Seller directly or indirectly beneficially own (as defined under Section 13 or Section 16 of the Exchange Act and rules promulgated thereunder) (the “Seller Group” ) and (B) the denominator of which is the number of Shares outstanding.

The “Share Amount” as of any day is the number of Shares that Seller and any person whose ownership position would be aggregated with that of Seller and any group (however designated) of which Seller is a member (Seller or any such person or group, a “Seller Person”) under any law, rule, regulation, regulatory order or organizational documents or contracts of Counterparty that are, in each case, applicable to ownership of Shares (“Applicable Restrictions”), owns, beneficially owns, constructively owns, controls, holds the power to vote or otherwise meets a relevant definition of ownership under any Applicable Restriction, as determined by Seller in its sole discretion.

The “Applicable Share Limit” means a number of Shares equal to (A) the minimum number of Shares that could give rise to reporting (other than on Schedule 13D or 13G) or registration obligations or other requirements (including obtaining prior approval from any person or entity) of a Seller Person, or could result in an adverse effect on a Seller Person, under any Applicable Restriction, as determined by Seller in its sole discretion, minus (B) 0.1% of the number of Shares outstanding.

(d)	Indemnification. Counterparty agrees to indemnify and hold harmless each Indemnified Person from and against any and all losses (but not including financial losses to an Indemnified Person relating to the economic terms of the Transaction provided that the Counterparty performs its obligations under this Confirmation in accordance with its terms), claims, damages and liabilities (or actions in respect thereof) expenses (including reasonable attorney’s fees), joint or several, incurred by or asserted against such Indemnified Person arising out of, in connection with, or relating to, and to reimburse, within thirty (30) days, upon written request, each of such Indemnified Persons for any reasonable legal or other expenses incurred in connection with investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, whether arising out of any action between any of the Indemnified Parties and the Counterparty or between any of the Indemnified Parties and any third party, or otherwise) to which they or any of them may become subject under the Securities Act, the Exchange Act or any other statute or at common law or otherwise or under the laws of foreign countries, arising out of or based upon the Transaction, including the execution or delivery of this Confirmation, the performance by Counterparty of its obligations under the Transaction, any breach of any covenant, representation or warranty made by Counterparty in this Confirmation or the ISDA Form, regulatory filings and submissions made by or on behalf of the Counterparty related to the Transaction (other than as relates to any information provided in writing by or on behalf of Seller or its affiliates), or the consummation of the transactions contemplated hereby, including the Registration Statement or any untrue statement or alleged untrue statement of a material fact contained in any registration statement, press release, filings or other document, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Counterparty will not be liable under the foregoing indemnification provision to the extent that any loss, claim, damage, liability or expense is related to the manner in which Seller sells, or arising out of any sales by Seller of, any Shares, including the Recycled Shares or found in a nonappealable judgment by a court of competent jurisdiction to have resulted from Seller’s material breach of any covenant, representation or other obligation in this Confirmation or the ISDA Form or from Seller’s willful misconduct, bad faith or gross negligence in performing the services that are subject of the Transaction. If for any reason the foregoing indemnification is unavailable to any Indemnified Person or insufficient to hold harmless any Indemnified Person, then Counterparty shall contribute, to the maximum extent permitted by law, to the amount paid or payable by the Indemnified Person as a result of such loss, claim, damage or liability. In addition (and in addition to any other Reimbursement of Legal Fees and other Expenses contemplated by this Confirmation), Counterparty will reimburse any Indemnified Person for all reasonable, out-of-pocket, expenses (including reasonable counsel fees and expenses) as they are incurred in connection with the investigation of, preparation for or defense or settlement of any pending or threatened claim or any action, suit or proceeding arising therefrom, whether or not such Indemnified Person is a party thereto and whether or not such claim, action, suit or proceeding is initiated or brought by or on behalf of Counterparty. Counterparty also agrees that no Indemnified Person shall have any liability to Counterparty or any person asserting claims on behalf of or in right of Counterparty in connection with or as a result of any matter referred to in this Confirmation except to the extent that any losses, claims, damages, liabilities or expenses incurred by Counterparty result from such Indemnified Person’s breach of any covenant, representation or other obligation in this Confirmation or the ISDA Form or from the gross negligence, willful misconduct or bad faith of the Indemnified Person or breach of any U.S. federal or state securities laws or the rules, regulations or applicable interpretations of the Securities and Exchange Commission. The provisions of this paragraph shall survive the completion of the Transaction contemplated by this Confirmation and any assignment and/or delegation of the Transaction made pursuant to the ISDA Form or this Confirmation shall inure to the benefit of any permitted assignee of Seller.

(e)	Amendments to Equity Definitions.

(i)	Section 12.6(a)(ii) of the Equity Definitions is hereby amended by (i) deleting from the fourth line thereof the word “or” after the word “official” and inserting a comma therefor, and (ii) deleting the semi-colon at the end of subsection (B) thereof and inserting the following words therefor “or (C) the occurrence of any of the events specified in Section 5(a)(vii)(1) through (9) of the ISDA Form with respect to that Issuer.”; and

(ii)	Section 12.6(c)(ii) of the Equity Definitions is hereby amended by replacing the words “the Transaction will be cancelled,” in the first line with the words “Seller will have the right, which it must exercise or refrain from exercising, as applicable, in good faith acting in a commercially reasonable manner, to cancel the Transaction,”;

(f)	Waiver of Jury Trial. Each party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding relating to the Transaction. Each party (i) certifies that no representative, agent or attorney of either party has represented, expressly or otherwise, that such other party would not, in the event of such a suit, action or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into the Transaction, as applicable, by, among other things, the mutual waivers and certifications provided herein.

(g)	Attorney and Other Fees. Subject to clause (d) Indemnification (above), in the event of any legal action initiated by any party arising under or out of, in connection with or in respect of, this Confirmation or the Transaction, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and expenses incurred in such action, as determined and fixed by the court.

(h)	Tax Disclosure. Effective from the date of commencement of discussions concerning the Transaction, Counterparty and each of its employees, representatives, or other agents may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Transaction and all materials of any kind (including opinions or other tax analyses) that are provided to Counterparty relating to such tax treatment and tax structure.

(i)	Securities Contract; Swap Agreement. The parties hereto intend for (i) the Transaction to be (a) a “securities contract” as defined in the Bankruptcy Code, in which case each payment and delivery made pursuant to the Transaction is a “termination value,” “payment amount” or “other transfer obligation” within the meaning of Section 362 of the Bankruptcy Code and a “settlement payment,” within the meaning of Section 546 of the Bankruptcy Code, and (b) a “swap agreement” as defined in the Bankruptcy Code, with respect to which each payment and delivery hereunder or in connection herewith is a “termination value,” “payment amount” or “other transfer obligation” within the meaning of Section 362 of the Bankruptcy Code and a “transfer,” as such term is defined in Section 101(54) of the Bankruptcy Code and a “payment or other transfer of property” within the meaning of Sections 362 and 546 of the Bankruptcy Code, and the parties hereto to be entitled to the protections afforded by, among other Sections, Sections 362(b)(6), 362(b)(17), 546(e), 546(g), 555 and 560 of the Bankruptcy Code, (ii) a party’s right to liquidate, terminate and accelerate the Transaction and to exercise any other remedies upon the occurrence of any Event of Default under the ISDA Form with respect to the other party to constitute a “contractual right” as described in the Bankruptcy Code, and (iii) each payment and delivery of cash, securities or other property hereunder to otherwise constitute a “margin payment” or “settlement payment” and a “transfer” as defined in the Bankruptcy Code.

(j)	Process Agent. For the purposes of Section 13(c) of the ISDA Form:

Seller appoints as its Process Agent: None

Counterparty appoints as its Process Agent: None.

[Signature page follows]

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing a copy of this Confirmation and returning it to us at your earliest convenience.

Very truly yours,

Meteora Special Opportunity Fund I, LP; Meteora Capital Partners, LP; and Meteora Select Trading Opportunities Master, LP
By:	/s/ Vikas Mittal
Name:	Vikas Mittal
Title:	CIO/Managing Member

Agreed and accepted by:

Seaport Global Acquisition II Corp.

By:	/s/ Stephen Smith
Name:	Stephen Smith
Title:	Chief Executive Officer

American Battery Materials, Inc.

By:	/s/ David Graber
Name:	David Graber
Title:	Co-Chief Executive Officer

Schedule A

FORM OF PRICING DATE NOTICE

Date: [●], 2023

To:   Seaport Global Acquisition II Corp. (“Counterparty”)

Address: 360 Madison Avenue, 20th Floor, New York, NY 10017

Phone: 212-616-7700

From: Meteora Special Opportunity Fund I, LP, Meteora Capital Partners, LP, and Meteora Select Trading Opportunities Master, LP (collectively, “Seller”)

Re: OTC Equity Prepaid Forward Transaction

1. This Pricing Date Notice supplements, forms part of, and is subject to the Confirmation Re: OTC Equity Prepaid Forward Transaction dated as of [●], 2023 (the “Confirmation”) between Counterparty and Seller, as amended and supplemented from time to time. All provisions contained in the Confirmation govern this Pricing Date Notice except as expressly modified below.

2. The purpose of this Pricing Date Notice is to confirm certain terms and conditions of the Transaction entered into between Seller and Counterparty pursuant to the Confirmation.

Pricing Date: [●], 2023

Number of Shares: [●]

Exhibit 99.1

Seaport Global Acquisition II Corp. and American Battery Materials Announce Definitive Business Combination Agreement to Create Nasdaq Listed Company

•	Expected to accelerate American Battery Materials’ transition into a leading provider of domestically sourced Lithium critical to the global energy transition

•	ABM is focused on environmentally friendly direct lithium extraction (DLE) that is more cost-effective, faster-to-production, and less capital intensive versus traditional mining processes

•	Estimated Post-Transaction Enterprise Value of $225 Million

•	Upon closing, the combined company's ordinary shares are expected to be listed on Nasdaq

NEW YORK, NY & GREENWICH, CT – June 2, 2023 – Seaport Global Acquisition II Corp. (NASDAQ: SGII) (“SGII”), a publicly-listed special purpose acquisition company, and American Battery Materials, Inc. (OTC Pink: BLTH) (“ABM” or the “Company”), a minerals exploration and development company focused on environmentally friendly direct lithium extraction (“DLE”), today announced that they have entered into a definitive merger agreement for a business combination (the “Proposed Business Combination”) that will result in ABM becoming a wholly-owned subsidiary of SGII. The holders of outstanding ABM shares will receive equity in SGII valued at $160 million (subject to adjustments). The Boards of Directors of both ABM and SGII have unanimously approved the Proposed Business Combination, which is subject to customary closing conditions, including receipt of all regulatory approvals, as well as the approval by ABM’s and SGII’s shareholders. The combined company is expected to be renamed “American Battery Materials Holdings”, and its common stock and warrants are expected to be listed on the Nasdaq Global Market (“Nasdaq”).

ABM is an exploration stage company focused on DLE and other minerals critical to the global energy transition. The Company owns 102 federal mining claims in Eastern Utah across 2,040 acres of federal land including seven existing wells. ABM is focused on supplying domestically-sourced critical minerals, with a particular focus on lithium, to global markets. Capital raised from the transaction is expected to be used to invest further in the development of the Company’s existing United States-based mining assets, in addition to exploring ways to broaden and further diversify the Company’s portfolio of land assets across geographies.

ABM Investment Highlights

•	Sustainable Supply/Demand Imbalance: As global economies increasingly transition to clean energy solutions, demand for critical minerals, particularly lithium, is expected to far outpace supply over the next several decades, thereby supporting long-term lithium pricing trends. Despite an abundance of rich domestic sources, the U.S. is almost entirely dependent on foreign sources of lithium. The transformation to a clean energy economy requires U.S. lithium independence.

•	Optimally Located, U.S. Natural Asset: ABM’s 2,040 acres, located in Utah’s mineral-rich Paradox Basin, benefit from advantageous climate trends, access to existing energy and logistical infrastructure, and a favorable regulatory backdrop that are ideal for using DLE. Technical reports indicate a high probability that assets are mineral rich with supersaturated lithium brines.

•	Differentiated DLE Technology: ABM intends to deploy DLE to provide a more cost-effective, efficient, faster-to-production, and environmentally friendly method of extraction versus traditional hard-rock mining processes.

•	Experienced and Proven Management: ABM’s leadership team includes professionals with an aggregate of over 100 years of experience across natural resource extraction, geological engineering, global commodity logistics, and investment banking.

“Demand for lithium is far outpacing supply, with the U.S. producing less than 5% of the world’s lithium,” said Sebastian Lux, Co-Chief Executive Officer of ABM. “Combining with SGII and listing on Nasdaq will allow us to accelerate our lithium and critical minerals extraction projects in Utah and potentially beyond to capitalize on the attractive opportunity as the world increasingly shifts towards electrification.” ABM’s Co-CEO and Chairman, David Graber, commented, “Our merger with SGII is a defining moment for ABM. It is expected to provide us with access to sources of capital needed to advance our lithium activities to critical mass. We have found the perfect partners in the Seaport team, and I want to thank our incredible team at ABM, as well as our investors, for bringing this to fruition.”

“The global and domestic lithium and critical materials markets are growing rapidly as the world moves towards electrification,” commented Stephen Smith, Chief Executive Officer and Chairman of SGII. “We believe ABM’s favorably located assets combined with their cost effective, efficient and environmentally friendly extraction process positions the Company well to become a leader in the lithium supply chain here in the U.S. We look forward to completing our business combination and working with ABM’s world-class team to support their growth.”

Transaction Overview

The combined company will have an estimated pro-forma enterprise value of $225 million. It is intended that 100% of existing ABM shareholders will roll over their equity and own approximately 70% of the pro forma equity of the combined company in connection with the Proposed Business Combination, which is expected to close in the fourth quarter of 2023, subject to stockholder approvals and other customary closing conditions.

For a summary of the material terms of the Proposed Business Combination, please see the Current Report on Form 8-K to be filed by ABM and SGII today with the U.S. Securities and Exchange Commission (the “SEC”), which will be available on the SEC’s website (www.sec.gov).

About Seaport Global Acquisition II Corp.

Seaport Global Acquisition II Corp. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Although SGII’s efforts to identify a prospective business combination opportunity will not be limited to a particular industry, it intends to focus on companies undergoing transformational, transitional, or reorganizational business strategies.

About American Battery Materials, Inc.

American Battery Materials, Inc., (OTC Pink: BLTH), is a U.S.-based environmentally responsible critical minerals exploration and development company focused on Direct Lithium Extraction (DLE) as well as other minerals for refining, processing, and distribution to support the country’s urgent critical minerals need to bolster long-term energy transition and the electrification of the US domestic and global economy.  For more information, visit www.americanbatterymaterials.com. The information contained on, or that may be accessed through, this website is not incorporated by reference into, and is not a part of, this communication.

To receive American Battery materials, Inc. company updates via email, visit the Contact page of our web site, www.americanbatterymaterials.com/contact.

Additional Information about the Proposed Business Combination and Where to Find It

In connection with the Proposed Business Combination, SGII intends to file a preliminary and definitive proxy statement with the U.S. Securities and Exchange Commission (“SEC”). SGII’s stockholders and other interested persons are advised to read, when available, the registration statement on Form S-4, which will include a proxy statement/prospectus of SGII (“the S-4”), as well as other documents filed with the SEC in connection with the Proposed Business Combination, as these materials will contain important information about ABM, SGII and the Proposed Business Combination. When available, the S-4 will be mailed to stockholders of SGII as of a record date to be established for voting on, among other things, the Proposed Business Combination. Stockholders will also be able to obtain copies of the S-4 and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC's website at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in Solicitation

SGII and its respective directors and executive officers may be deemed participants in the solicitation of proxies from SGII’s stockholders in connection with the Proposed Business Combination. SGII’s and ABM’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of SGII and ABM in SGII's Annual Report on Form 10-K filed with the SEC on April 4, 2023 and ABM’s Annual Report on Form 10-K filed with the SEC on April 21, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SGII stockholders in connection with the Proposed Business Combination will be set forth in the proxy statement for the Proposed Business Combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination will be included in the Form S-4 that SGII intends to file with the SEC.

Forward Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "predict," "potential," "seem," "seek," "future," "outlook," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this communication, regarding SGII’s Proposed Business Combination with ABM, SGII's ability to consummate the transaction, the benefits of the transaction and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the respective management of SGII and ABM and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SGII or ABM. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the stockholders of SGII or ABM is not obtained; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to ABM; the amount of redemption requests made by SGII's stockholders; the overall level of consumer demand for lithium; general economic conditions and other factors affecting; disruption and volatility in the global currency, capital, and credit markets; ABM's ability to implement its business and growth strategy; changes in governmental regulation, ABM's exposure to litigation claims and other loss contingencies; disruptions and other impacts to ABM’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response, and as a result of the proposed transaction; ABM's ability to comply with environmental regulations; competitive pressures from many sources, including those, having more experience and better financing; changes in technology that adversely affect demand for lithium compounds; the impact that global climate change trends may have on ABM and its potential mining operations; any breaches of, or interruptions in, SGII's or ABM’s information systems; fluctuations in the price, availability and quality of electricity and other raw materials and contracted products as well as foreign currency fluctuations; changes in tax laws and liabilities, tariffs, legal, regulatory, political and economic risks.

More information on potential factors that could affect SGII’s or ABM's financial results is included from time to time in SGII's and ABM’s public reports filed with the SEC, including their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K as well as the S-4 that SGII plans to file with the SEC in connection with SGII’s solicitation of proxies for the meeting of stockholders to be held to approve, among other things, the proposed business combination. If any of these risks materialize or SGII's or ABM's assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither SGII nor ABM presently know, or that SGII and ABM currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect SGII's and ABM's expectations, plans or forecasts of future events and views as of the date of this communication. SGII and ABM anticipate that subsequent events and developments will cause their assessments to change. However, while SGII and ABM may elect to update these forward-looking statements at some point in the future, SGII and ABM specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing SGII's or ABM's assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Investor Relations Contacts:

Seaport Global Acquisition II Corp.

Gateway Group, Inc.

Ralf Esper

(949) 574-3860

sg2@gateway-grp.com

American Battery Materials, Inc.

Investor Relations

Email: ir@americanbatterymaterials.com

Tel: (800) 998-7962

or

MZ Group

Michael Kim

(737) 289-0835

michael.kim@mzgroup.us